     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  WAM!NET INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MINNESOTA                                  4822                                  41-1795247
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL           (IRS EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                            ------------------------

                               655 LONE OAK DRIVE
                             EAGAN, MINNESOTA 55121
                                 (651) 256-5100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               EDWARD J. DRISCOLL
                       CHAIRMAN & CHIEF EXECUTIVE OFFICER
                                  WAM!NET INC.
                               655 LONE OAK DRIVE
                             EAGAN, MINNESOTA 55121
                                 (651) 256-5100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            DANIEL D. RUBINO, ESQ.                          ROBERT W. MURRAY JR., ESQ.
           WILLKIE FARR & GALLAGHER                             BAKER BOTTS L.L.P.
              787 SEVENTH AVENUE                               599 LEXINGTON AVENUE
           NEW YORK, NEW YORK 10019                          NEW YORK, NEW YORK 10022
                (212) 728-8000                                    (212) 705-5000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM             AMOUNT OF
           TITLE OF EACH CLASS OF                     AGGREGATE                REGISTRATION
        SECURITIES TO BE REGISTERED               OFFERING PRICE(1)                FEES
------------------------------------------------------------------------------------------------
  Common stock, $0.01 par value per share...         $115,000,000                $30,360
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) of the Securities Act of 1933, as amended, solely for the purpose of calculating the amount of the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH   , 2000
PROSPECTUS

                                  ,000,000 SHARES

                                 [WAM!NET LOGO]

                                  COMMON STOCK

                             ----------------------

     This is WAM!NET Inc.'s initial public offering of shares of common stock.
All of the   ,000,000 shares of common stock are being offered by WAM!NET.

     We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the shares will trade on the Nasdaq National Market under the symbol "WMNT."

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                             ----------------------

                                                              PER SHARE   TOTAL
                                                              ---------   -----
Public offering price.......................................    $          $
Underwriting discount.......................................    $          $
Proceeds, before expenses, to WAM!NET.......................    $          $

     The underwriters may also purchase up to an additional      shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about        , 2000.

                             ----------------------

  MERRILL LYNCH & CO.                                   GOLDMAN, SACHS & CO.

                             ----------------------

                             ROBERT W. BAIRD & CO.

                             ----------------------

                  THE DATE OF THIS PROSPECTUS IS        , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   21
Selected Consolidated Financial Data........................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   32
Management..................................................   46
Certain Transactions........................................   53
Principal Shareholders......................................   58
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   67
Underwriting................................................   69
Legal Matters...............................................   72
Experts.....................................................   72
Where You Can Find More Information.........................   72
Index to Financial Statements...............................  F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                   CONVENTIONS THAT APPLY TO THIS PROSPECTUS

     Unless otherwise indicated in this prospectus, the information contained in this prospectus assumes that the representatives of the underwriters do not exercise their over-allotment option and that no other person exercises any other outstanding option or warrant.

     This prospectus includes statistical data regarding our industry, the Internet industry and the markets of our customers. This data was obtained from industry publications and reports that we believe to be reliable sources; however, we did not participate in the preparation of those publications and reports. We have neither independently verified such data nor sought the consent of any organization to refer to its report or publication herein. We have not commissioned any of those reports. See "Risk Factors -- The reliability of market data included in this prospectus is uncertain."

     The information on our Web site is not a part of this prospectus. WAM!NET(R), !(R) (Stylized exclamation mark, design only), WAM!PROOF(R) and WAM!BASE(R) are some of our registered trademarks and service marks and Industry Smart(TM), Transmission Manager(TM), iSDN Manager(TM) and WAM!GATE(TM) are some of our trademarks and service marks. We have other trademarks and service marks as well. See "Business -- Intellectual Property and Proprietary Rights." This prospectus also references trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including "Risk Factors" and our consolidated financial statements and the notes thereto, before making an investment decision. The terms "WAM!NET," "our company," "we," "us" and "our" as used in this prospectus refer to WAM!NET Inc., a Minnesota corporation, its subsidiaries and its predecessors as a combined entity, except where it is made clear that we are only referring to the parent company, WAM!NET Inc.

                                    WAM!NET

OVERVIEW

     We are a leading global provider of business-to-business electronic services to the media industry. We enable entertainment, advertising, publishing, printing and related media businesses worldwide to collaborate on-line within their workflow chains. These businesses experience inefficiencies associated with incompatible systems and largely manual processes involving both analog and digital data. Our services and network infrastructure address this problem by providing businesses a common electronic workflow platform to seamlessly integrate their production processes and accelerate the adoption of digital workflow collaboration. Our e-services include: (1) managed data transport, (2) media application hosting, (3) managed data storage, (4) computer animation rendering and (5) Internet-based services. We offer our services under simple monthly service fee and pay-per-use pricing plans, which require no up-front capital investment by our customers. We enable businesses to achieve measurable operating efficiencies, productivity gains and cost savings.

     We own and operate a private, Internet Protocol or IP based global network, hosting and storage infrastructure that we have integrated with the public Internet. Customers can access our services and infrastructure through the Internet or through a dial-up or dedicated connection to our network. This provides our customers with the global access of the Internet and the reliability, security, accountability and predictability of a managed private infrastructure. By design, our network is not dependent on a single technology, protocol or telephony solution, allowing us to quickly take advantage of new network, access and storage technologies to enhance our services or reduce costs.

     Our services are tailored to meet the specialized needs of businesses involved in the creation, exchange, distribution and storage of media, such as magazines, newspapers, marketing materials, brand advertisements, television and radio broadcast programming and films. As the number of influential, industry-leading firms that rely on our services and applications grows, the value of our network to current and prospective customers increases. We believe media businesses that gain the most cost savings by digitally integrating their workflow chains will become the strongest proponents of our workflow platform. Many of our customers actively encourage their workflow partners to purchase our services and, in some cases, pay the fees incurred by their partners. As of December 31, 1999, we had over 1,900 customer points-of-presence consisting of dedicated network access devices and local bandwidth connectivity. In addition, we had over 6,800 users of our Internet and dial-up services globally. Our customers include: Time Inc., Sony Corporation, R.R. Donnelley & Sons Company,
J. Walter Thompson, Inc., Ford Motor Company, Young & Rubicam, Inc., and Callaway Golf Company.

MARKET OPPORTUNITY

     The emergence of business-to-business e-commerce over the Internet and private networks is changing the way companies are conducting business. According to Forrester Research, Inc., a leading independent research firm, more than $1.3 trillion in business-to-business e-commerce will be transacted in 2003. We believe as companies in the media industry increase the amount of business they conduct over the Internet, these businesses will increase their digital collaboration and require on-line integrated workflow chains. This workflow evolution, combined with the success of Information Technology or IT outsourcing, is increasing demand for industry-specific, standardized e-commerce platforms through which workflow partners can access a full range of e-services and seamlessly integrate their media production processes.

     The need for a standardized e-commerce platform is heightened by the fact that businesses involved in media design and production are increasingly using computers, software applications and other electronic systems in all aspects of the media production process. The demand for digital media in Web-based e-commerce and the increasing use of digital tools to create media will continue to fuel growth in data traffic. GISTICS Incorporated, a leading media research firm, estimated that in North America alone businesses would spend nearly $20 billion in 1999 on physical and digital media logistics and transportation, including the transportation of media to workflow partners using traditional physical processes such as overland or air couriers, including Federal Express, DHL Worldwide Express and United Parcel Service. We believe that five trends will continue to drive our market opportunity:

     - Rapid growth in the creation of digital media and expenditures for digital media production;

     - Expanding use of digital media in workflow collaboration and e-commerce;

     - Growing demand for accessible, integrated and on-line media storage and hosting solutions;

     - Emerging need by the media industry for standardized, integrated and cost-effective e-commerce solutions; and

     - Continuing positive impact of the Internet on our market.

BUSINESS STRATEGY

     Our objective is to become the leading global provider of business-to-business e-services that enable businesses to collaborate on-line with their workflow chains. We intend to implement the following strategies to achieve this objective:

     - Capitalize on our first-to-market advantage with our existing influential customer base to attract new customers worldwide and increase utilization of our services;

     - Provide a complete range of e-services that enable our customers to accelerate their adoption of digital workflow;

     - Enter into strategic relationships to expand distribution channels, integrate emerging technologies, develop new hosted applications and services and reduce costs;

     - Integrate public and private IP infrastructures to meet the global needs of our customers most effectively; and

     - Apply our business model to other vertical markets worldwide.

STRATEGIC RELATIONSHIPS

     We develop strategic relationships that enable us to further penetrate our market by enhancing our sales, marketing and distribution efforts and that permit us to expand and improve our infrastructure and services by providing us with access to new technologies. Our present strategic partners include SGI (formerly Silicon Graphics, Inc.), Winstar Communications, Inc., Sumitomo Corporation and MCI WorldCom, Inc. We have also entered into joint marketing and distribution agreements with Sony Corporation, Heidelberger Druckmaschinen AG (Heidelberg) and Minnesota Mining & Manufacturing Company (3M).

     Our strategic partners invested approximately $220 million in us during the past year, which includes an $85 million equity investment by Winstar. Our strategic relationship with Winstar involves a revenue guarantee, a reseller and agency agreement and a commitment to provide us with increased bandwith capacity through wireless local loop and backbone network facilities.

                                  THE OFFERING

Common stock offered by us....                  shares

Common stock to be outstanding
after this offering...........                  shares(1)

Over-allotment option.........                  shares

Use of proceeds...............   We intend to use the proceeds of this offering
                                 for working capital, to repay bank debt, for the expansion of our network, hosting and storage infrastructure, and for possible acquisitions.

Proposed Nasdaq National
Market symbol.................   "WMNT"
---------------
(1) Based on 9,494,797 shares outstanding as of March 14, 2000, plus 1,937,984 shares to be issued upon mandatory conversion of our Class G convertible preferred stock at the time of the closing of this offering. Excludes the following shares of common stock:

     - 24,795,521 shares issuable upon exercise of outstanding stock options;

     - 33,042,840 shares issuable upon exercise of warrants;

     - 5,000,000 shares issuable upon conversion of convertible debt (exclusive of shares issuable upon conversion of accrued interest at fair market value per share on the date of conversion); and

     - shares issuable upon conversion of our Class B, Class C, Class D, Class E and Class F convertible preferred stock, including accumulated but undeclared in-kind dividends.

     The number of shares of common stock to be outstanding after this offering also excludes 19,049,796 shares of common stock issuable under warrants held by MCI WorldCom that will terminate unexercised upon repayment of our $25 million revolving credit facility with a portion of the net proceeds from this offering. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present our summary consolidated financial data, which should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma balance sheet data gives effect to the sale of shares of Class E, Class F and Class G convertible preferred stock to SGI, Winstar, Sumitomo and certain other investors pursuant to private placements that closed in February and March 2000, and the application of a portion of the proceeds from the sale of these securities to repay our line of credit with Foothill Capital. The pro forma as adjusted balance sheet data gives effect to the sale of such convertible preferred stock, the repayment of the line of credit with Foothill Capital, the sale of the common stock in this offering for assumed net proceeds of
$          million, and the mandatory conversion of the Class G convertible preferred stock upon completion of this offering. See "Use of Proceeds" and "Capitalization."

                                                  YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------------
                                 1995(1)         1996         1997         1998         1999
                              -------------   ----------   ----------   ----------   ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues
  Net service revenue.......   $      180     $      279   $    1,555   $    6,799   $   17,319
  Software and hardware
     sales..................           --             --           --       10,791        7,476
                               ----------     ----------   ----------   ----------   ----------
Total revenues..............          180            279        1,555       17,590       24,795
Loss from operations........       (1,257)        (6,757)     (29,482)    (102,391)    (105,623)
Net loss applicable to
  common stock..............   $   (1,277)    $   (7,596)  $  (33,706)  $ (121,948)  $ (145,117)
                               ==========     ==========   ==========   ==========   ==========
Net loss applicable per
  common share..............   $     (.24)    $    (1.18)  $    (5.19)  $   (13.87)  $   (15.58)(2)
Weighted average number of
  common shares
  outstanding...............    5,263,535      6,445,785    6,496,345    8,793,961    9,315,900(2)

FINANCIAL DATA:
Net cash flows provided by
  (used in):
  Operating activities......   $     (747)    $   (6,218)  $  (23,917)  $  (55,878)  $  (65,670)
  Investing activities......         (657)        (5,244)     (15,599)     (71,304)     (25,942)
  Financing activities......        2,732         24,578       25,346      132,817      113,497
  EBITDA(3).................       (1,226)        (6,310)     (26,814)     (84,684)     (69,473)

                                                                     DECEMBER 31, 1999
                                                          ----------------------------------------
                                                                                        PRO FORMA
                                                           ACTUAL       PRO FORMA      AS ADJUSTED
                                                          ---------    ------------    -----------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $  27,180      $ 96,768       $
Total assets............................................    435,255       554,843
Total debt(4)...........................................    547,612       545,475
Shareholders' equity (deficit)..........................   (147,885)      (26,160)

---------------
(1) We were organized in September 1994 and commenced operations in March 1995.

(2) If the shares of Class B, Class C and Class D convertible preferred stock been converted as of their date of issuance in 1999, the net loss per share, on a pro forma basis, would have been $(8.38). Giving effect to the pro forma conversion, the weighted average shares outstanding used in the net loss per share calculation would have been 16,584,807. The Class B, Class C and Class D convertible preferred stock will mandatorily convert into common stock upon completion of an underwritten public offering with an initial offering price of at least $12.13, $12.52 and $12.52 per share, respectively.

(3) EBITDA represents earnings (loss) from operations before taking into consideration net interest expense, income tax expense, depreciation expense and amortization expense. We have included information concerning EBITDA as it is used by some investors as a measure of a company's ability to service its debt. EBITDA should not be considered as an alternative to net income or any other measure of performance or liquidity as determined in accordance with generally accepted accounting principles or as an indicator of our overall financial performance. In addition, EBITDA as we have presented it may not be comparable to other similarly-titled measures of other companies.

(4) Total debt includes long-term debt, current portion of long-term debt, obligations under capitalized leases and redeemable preferred stock.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties and the other information in this prospectus before deciding to buy our common stock. Our business, financial condition or results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing our company.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE.

     Although we commenced operations in March 1995, we only recently began offering several services from which we expect to generate a substantial portion of our revenues in the future. Our prospects must be considered in light of the recent release of these services, and the uncertainties, expenses and difficulties frequently encountered by companies at a comparable stage of development. To address these risks and uncertainties, we must, among other things:

     - increase the size of our customer base and utilization of our network and services;

     - successfully deploy our Internet Gateway, WAM!BASE Data Archiving, and computer animation rendering (Render on Demand) services;

     - successfully develop and deploy our WAM!BASE Digital Asset Management Service;

     - raise additional capital;

     - successfully manage our relationships and activities with our strategic partners and distributors, including SGI, Winstar, MCI WorldCom, Sumitomo and 3M, and develop new relationships and activities with influential suppliers and channel distributors in our target markets;

     - successfully market our branded services;

     - expand the capacity and geographic coverage of our network infrastructure to meet industry and customer requirements;

     - continue to attract and retain qualified personnel;

     - accurately assess potential markets and effectively respond to competitive developments;

     - continue to maintain and upgrade our operational, support and business systems;

     - comply with evolving governmental regulatory requirements and obtain any required governmental authorizations;

     - continue to upgrade our services and applications to address new technologies;

     - provide acceptable customer service; and

     - effectively manage our expanding operations.

     We cannot assure you that we will be successful in accomplishing any or all of the above, and our failure to do so could have an adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE HAVE ONLY RECENTLY DEPLOYED OUR INTERNET GATEWAY, RENDER ON DEMAND AND WAM!BASE DATA ARCHIVING SERVICES, AND THEY MAY NOT ACHIEVE COMMERCIAL ACCEPTANCE.

     Our recently released Internet Gateway, Render on Demand, and WAM!BASE Data Archiving Services have not had any significant history of commercial use. We are dependent on a broad commercial acceptance of these services to increase the number of our customers and drive utilization of our network and services. There can be no assurance that these services will achieve general commercial acceptance. If they are not commercially accepted, our business could be adversely affected.

WE HAVE EXPERIENCED SUBSTANTIAL NEGATIVE CASH FLOW FROM OPERATING ACTIVITIES, OPERATING LOSSES AND NET LOSSES AND MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

     We have incurred substantial losses. Our substantial operating costs have resulted in our cash flow being insufficient to pay our operating expenses or fund our capital expenditures. There can be no assurance that we will be able to increase our revenue in an amount sufficient to generate positive cash flow or to achieve and maintain profitability.

     We had negative cash flow from operating activities, operating losses and net losses of approximately $23.9 million, $29.5 million and $33.6 million in 1997, $55.9 million, $102.4 million and $121.9 million in 1998, and $65.7 million, $105.6 million and $139.2 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $303.6 million. We expect to continue to experience negative cash flow and substantial operating and net losses for the foreseeable future due to the significant costs involved at this stage of our development, including the following:

     - costs relating to the sales and marketing of our branded services;

     - costs to be incurred in expanding the geographic coverage and capacity of our network, hosting and storage infrastructure;

     - telephony, hardware and installation costs and recurring telephony charges resulting from the addition of new subscribers to our Direct Service;

     - costs relating to the development and deployment of new services and applications; and

     - costs relating to significant recurring operating and general administrative expenses.

TO FUND OUR OPERATING LOSSES, PAY OUR OPERATING COSTS AND MEET OUR CAPITAL NEEDS WE WILL NEED ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US.

     As a result of our lack of positive cash flow, our ability to continue to fund our operating losses, to upgrade our technology, network and infrastructure, to develop new services and applications and to successfully market our services on a worldwide scale depends largely on our ability to obtain cash from our financing activities.

     We believe our sources of operating capital, together with the anticipated net proceeds from this offering, will be sufficient to implement our business plan and fund our operations for at least the next 18 months, after which time we believe we will need to obtain additional sources of working capital. There can be no assurance that we will be able to raise the additional working capital necessary for us to continue to implement our business plan or fund our operations.

     We have historically derived substantially all of our cash from the issuance of short-term and long-term debt instruments and equity securities. Our future financing activities will most likely consist of equipment financings, borrowings in the bank and capital markets and private or public sales of our capital stock. We are already highly leveraged, and to the extent that we incur additional debt, the risks described under "-- Our substantial leverage creates financial and operating risks" below will increase. However, our ability to incur indebtedness is subject to restrictions contained in our financing agreements. See "-- We may not be able to incur sufficient debt to finance our future operations or capital needs due to restrictions in our financing agreements" below. To the extent that we raise funds through the sale of a significant number of shares of common stock or other equity securities, the trading price of our common stock may be adversely affected. Any equity securities we sell could have rights senior to those of our common stock.

     We cannot, in any event, assure you that we will be able to obtain sufficient funding from our future financing activities. If we are unable to obtain sufficient funding, we may be required to, among other things:

     - slow the expansion of our network, hosting and storage infrastructure;

     - scale back or delay the development of new services and applications;

     - reduce our marketing efforts; and

     - reduce the number of our employees.

     If any of the actions listed above are taken, the rate at which we are able to add customers to our network and increase network utilization could be slowed, and we could suffer some erosion in our subscriber base. A decrease in the rate at which we add subscribers and increase network utilization may delay or preclude our ability to generate positive cash flow and achieve profitability.

BECAUSE OUR MARKET IS NEW AND EVOLVING, WE CANNOT PREDICT ITS FUTURE EVOLUTION, GROWTH OR ULTIMATE SIZE.

     We believe that we are the first company to offer business-to-business e-services to the media industry that enable businesses to digitally collaborate on-line with their workflow chains. Because this market is relatively new, we cannot accurately predict the ultimate size of the market or the rate at which we will be able to add customers or otherwise increase the utilization of our network and services. Furthermore, we cannot be certain that this market will evolve in the manner we predicted when we designed our network and services or that a demand for our services will exist in the future. If the market for our services grows more slowly or evolves differently than anticipated or fails to materialize at all, our business could be adversely affected.

OUR ABILITY TO INCREASE OUR CUSTOMER BASE DEPENDS IN PART ON THE ACTIVE PARTICIPATION OF EXISTING CUSTOMERS AND CHANNEL DISTRIBUTORS IN OUR MARKETING EFFORTS.

     Part of the marketing efforts for our services involves collaborating with existing customers to promote the use of our service by their workflow partners. This can often involve customers participating in joint presentations and implementing suitable workflow solutions. In addition to our direct sales force, our marketing efforts utilize authorized channel partners who are responsible for ascertaining potential customers' requirements and who may work with our software developers to create attractive and cost-effective solutions. These authorized channel partners may also be responsible for ongoing support of our customers. The failure of our customers to remain actively involved in our marketing efforts or the inability of our channel distributors to properly manage customer accounts could adversely impact our business. Because our authorized channel partners may use our WAM!NET and WAM!BASE brands, if these agents are not successful, they could damage our brand and reputation.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS MAY FLUCTUATE SIGNIFICANTLY OR FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS.

     Our annual and quarterly operating results may fluctuate significantly in the future due to numerous factors, many of which are outside of our control. These factors include:

     - the rate of customer acquisition and turnover;

     - the amount and timing of expenditures relating to the expansion of our infrastructure and the introduction of new services;

     - introduction of new services or technologies by our competitors;

     - price competition;

     - the ability of our equipment and service suppliers to meet our needs;

     - regulatory developments, including interpretations of the 1996 Telecommunications Act;

     - technical difficulties or network downtime;

     - the success of our strategic alliances; and

     - the condition of the telecommunications and network service industries in general.

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

     Because of these factors, our operating results in one or more future periods may fail to meet the expectations of securities analysts or investors. In that event, the trading price of our common stock could decline.

OUR SUBSTANTIAL LEVERAGE CREATES FINANCIAL AND OPERATING RISKS.

     We are highly leveraged. As of December 31, 1999, we had approximately $547.6 million of outstanding debt, including redeemable preferred stock. The most significant portion of the debt relates to the purchase of a 20-year indefeasible right of use for backbone capacity and the purchase of wireless local loop facilities from Winstar. As of December 31, 1999, the outstanding balance of this network facility financing was $260.3 million, which is to be paid over a seven-year period ending December 15, 2006, of which $20 million was paid in January 2000. Another significant portion of our debt is attributable to our 13.25% senior discount notes due 2005, which have a principal amount at maturity of $208.5 million. The 13.25% senior discount notes had an accreted principal amount of $158.0 million at December 31, 1999, and will begin to accrue interest, payable in cash, on March 1, 2002. We are committed to make principal payments in the total amount of $56.0 million in 2000, which amount includes the $20.0 million payment paid in January 2000 in connection with the Winstar transaction.

     We are not currently generating sufficient cash flow with which to repay our substantial indebtedness, fund our operating losses or meet our capital requirements. Hence, we expect to seek additional financing in the future.

     Our substantial indebtedness could have important consequences to you if you purchase our common stock. For example, it could:

     - impair our ability to obtain additional financing to fund our operating losses or meet our working capital and capital expenditure requirements;

     - require that we devote a significant portion of the cash we receive from our operating and financing activities to make debt service payments, thereby reducing the amount we can use for other purposes;

     - hinder our ability to adjust rapidly to changes in market conditions, including changes in technology that might affect our competitive position; and

     - make us more vulnerable in the event of a downturn in our business or in general economic conditions.

WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL TO FINANCE OUR FUTURE OPERATIONS OR CAPITAL NEEDS DUE TO RESTRICTIONS IN OUR FINANCING AGREEMENTS.

     The operating and financial restrictions and covenants in the indenture governing our 13.25% senior discount notes may adversely affect our ability to finance our future operations and capital needs. We may also enter into credit arrangements in the future that have the same effect.

     The indenture governing our 13.25% senior discount notes contains financial and operating covenants that may limit our ability to:

     - borrow more funds (other than equipment financing);

     - incur liens;

     - make minority investments;

     - sell assets;

     - engage in transactions with stockholders and affiliates; and

     - engage in mergers, including mergers that result in a change of control.

     In the case of borrowing funds, we are generally prohibited from obtaining additional indebtedness other than equipment financing unless, after giving effect thereto, the ratio of our consolidated indebtedness to our consolidated operating cash flow for the four preceding fiscal quarters is less than or equal to 5 to 1. We incurred negative cash flow from operating activities for the four fiscal quarters ended December 31, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The restrictions contained in the indenture for our 13.25% senior discount notes could have the following adverse effects, among others:

     - we could be unable to obtain additional financing in the future to:

       -- fund our operating losses;

       -- meet our capital expenditure requirements;

       -- further develop or deploy services and applications; or

       -- allow us to conduct necessary corporate activities;

     - we could be unable to obtain lower borrowing costs than are available from secured lenders;

     - we could be unable to engage in strategic joint ventures in which we are a minority partner; or

     - we could be unable to engage in some mergers, including mergers that could provide a substantial premium to our shareholders for their stock.

THE SUCCESS OF OUR BUSINESS DEPENDS UPON OUR ABILITY TO PREVENT SYSTEM FAILURE.

     Our business depends on the efficient and uninterrupted operation of our network and service offerings. We believe that our reputation for providing reliable service to our customers is critical to our future success. Despite our efforts to protect our network infrastructure against damage, the occurrence of a natural disaster or other unanticipated problem may cause an interruption in our services. We have structured our network backbone with redundant circuits obtained from telecommunications providers to minimize interruption of our services; however, we generally do not obtain redundant circuits for local loop connections between our network and our customers. As a result, we have experienced occasional interruption of service to individual customer sites due to loss of service in these local loop circuits. To date, we believe these interruptions have not had a significant effect on our business.

     Our services use a combination of telecommunications equipment, computer hardware and software, operating protocols and proprietary applications for high-speed transportation and storage of large quantities of digital data. Given the complexity of our services, it is possible that data files may be lost or distorted. Moreover, most of our customers' needs are extremely time-sensitive, and delays in data delivery may cause significant losses to a customer using our services. Despite our testing efforts, our network and services, including future enhancements and adaptations, may contain undetected design faults and software "bugs" that are discovered only after use by our customers. The failure of any equipment or facility on our network could result in the interruption of service to the customers serviced by that equipment or facility until necessary repairs are effected or replacement equipment is installed. Such failures, faults or errors could cause delays or require modifications that could have a material adverse effect on our business.

OUR SERVICE IS VULNERABLE TO UNAUTHORIZED ACCESS, COMPUTER VIRUSES AND OTHER DISRUPTIVE PROBLEMS.

     Despite our security systems, our network, hosting and storage infrastructure and services may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers, which could have an adverse effect on our business.

WE DEPEND IN PART ON THE INTERNET FOR THE QUALITY OF OUR INTERNET GATEWAY
SERVICE.

     Our Internet Gateway Service customers are dependent on the Internet to transport their data to our network and to receive files from other customers on our network. The recent growth in the Internet has placed strains on its infrastructure and has required the upgrade of routers, switches, telecommunications links and other components forming this infrastructure. The benefits of our Internet Gateway Service and its commercial acceptance are therefore dependent in part on the activities of Internet service providers and other third-parties, over whom we have no control, to ensure the continued upgrading of the Internet to avoid any degradation in its performance. If the security, reliability or performance of the Internet is compromised or degraded, the success of our Internet-based services, and the pricing of those services, could be materially and adversely impacted.

WE ARE EXPOSED TO LIABILITY FOR DAMAGES RESULTING FROM FAILURE OF DATA TRANSPORTATION OR LOSS OF DATA.

     Our contracts with customers generally contain provisions limiting our liability for failure of data transportation or loss of stored data to $100 per occurrence, with a maximum liability equal to the subscriber's cumulative monthly payments for a year and, in the case of rendering services, to replacement service. Nevertheless, we may be subject to significant claims and potential liabilities for data losses or delays in the transportation, storage or rendering of data through our network.

     In addition to general business liability insurance, we maintain $2 million of errors and omissions insurance coverage for our services, $5 million of business interruption insurance coverage for losses from fire and natural disasters, and $10 million of insurance coverage for losses of data due to physical damage to our data archive. We also maintain $25 million of umbrella coverage for loss or liability above our other policies. We cannot be certain that this amount of insurance coverage will be adequate to cover all data loss claims or that additional insurance will be available on affordable terms.

WE MAY NOT BE ABLE TO ADAPT OUR NETWORK, HOSTING AND STORAGE INFRASTRUCTURE TO OUR CUSTOMERS' EVOLVING REQUIREMENTS.

     Our ability to generate revenues will depend on our ability to add customers, which is a function, in part, of our ability to expand our infrastructure and support services and to provide our services at prices our customers are willing to pay. The continued development and expansion of our network will require that we enter into additional agreements with equipment and service providers. We cannot be certain that any or all of the required agreements can be obtained on satisfactory terms and conditions.

     Future expansion and adaptation of our network infrastructure may be necessary in order to respond to:

     - more customers;

     - demands for transmission and storage of larger amounts of data; and

     - changes to our customers' service requirements.

     The expansion and adaptation of our network, hosting and storage infrastructure will require substantial financial, operational and managerial resources. We cannot be certain that we will be able to expand or adapt our infrastructure and manage it to meet the evolving requirements of our targeted industries and customers on a timely basis or at a commercially reasonable cost.

WE FACE UNCERTAIN AND CHANGING REGULATORY RESTRICTIONS WHICH COULD LIMIT OUR OPERATING FLEXIBILITY OR INCREASE OUR COSTS.

     We purchase telephone equipment, computer hardware, routers and relays for use in our network, and we combine that equipment with our software and connect the assembly with telephone circuits provided by common carriers. The common carriers are regulated by the FCC, the Canadian Radio-Television and Telecommunications Commission, or CRTC, and various state regulatory agencies. We believe that under the FCC's current interpretation of the Communications Act of 1934, the services that we offer to our customers are interstate information (enhanced) services. Consequently, we are not required to obtain licenses or other approvals from the FCC or state regulatory agencies to offer these services. However, if at some time our services are deemed to be intrastate services, certain state regulatory agencies might seek to assert jurisdiction over our products and services. We would then be required to spend substantial time and money to acquire the appropriate licenses and to comply with state regulations. We believe that under the CRTC's interpretation of Canadian law, our services do not require us to obtain telecommunications permits or approvals in Canada.

     We believe that European Union directives permit us to provide our services in E.U. member states without the need to obtain licenses or other governmental approvals. Bilateral agreements exist between the U.S. and Japan and the U.S. and Hong Kong that encourage unimpeded cross-border provision of enhanced services like the ones we offer. Pursuant to the World Trade Organization's General Agreement on Trade and Services, over 50 governments have agreed to permit the competitive provision of value-added services by nationals of WTO member countries. Nevertheless, certain other countries in Europe, Asia and elsewhere might seek to license and regulate our services. Any such license or regulation may limit, delay or increase the costs of operations associated with additional international locations to which we may desire to expand our operations.

     In addition to telecommunication regulations, we may become subject to other current or future regulations in the U.S. or abroad as our business continues to develop and as governments respond to changes brought about by the growth of the Internet and e-commerce. These regulations may affect data privacy, marketing or distribution, or may be applicable to specific industries or businesses to which we may offer services. Such regulations could result in economic burdens or technical or legal constraints that could adversely affect our business.

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, OUR BUSINESS MAY SUFFER.

     Our successful operation depends on the services of key executives and significant employees, some of whom we have only recently employed. The loss of the services of any of these persons could have a material adverse effect on us. We have entered into employment agreements with substantially all of our officers and significant employees, and have purchased life insurance policies on certain employees. See "Management." We believe our future success will depend on our ability to retain the services of these personnel and to attract and retain qualified technical and marketing personnel. We cannot be certain that we will be able to continue to attract and retain the personnel necessary for the successful conduct of our business.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US.

     We have rapidly and significantly expanded our operations. We are expanding the geographic coverage and capacity of our network, providing new services such as our Internet Gateway Service and WAM!BASE Data Archiving Service and developing and thereafter deploying new services such as our WAM!BASE Digital Asset Management Service and other media workflow applications as we seek to expand our customer base and achieve our business objectives. To manage the growth of our operations, we must:

     - effectively manage our operational, managerial, financial and accounting resources;

     - hire, train and manage additional qualified personnel;

     - continue to expand our sales force, external installation capacity, customer service teams and information systems;

     - expand and upgrade our core technologies; and

     - effectively manage multiple relationships with our customers, suppliers, strategic partners and other third-parties.

     We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. Failure to manage our future growth effectively could adversely affect the expansion of our customer base and service offerings. Any failure to successfully address these issues could have a material adverse effect on our business.

WE DEPEND ON THIRD-PARTY SUPPLIERS FOR EQUIPMENT AND SERVICES, AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF THESE RELATIONSHIPS ARE DISRUPTED.

     Our business depends on third-party local and long distance carriers and on third-party suppliers of the computers, software, routers and related components used on our network and the disk drives, software systems and controllers used in our hosting and storage infrastructure. Many of these supplier arrangements are for terms of less than one year and are terminable by the other party in specified circumstances. We also depend on the services of third-parties for Direct Service customer site installations, routine maintenance and on-call repair services. We may experience delays and additional costs if any of these relationships are terminated and we are unable to reach suitable agreements with alternate vendors, suppliers or carriers in a timely manner. Furthermore, to the extent that we are unable to secure suitable installation, maintenance or on-call repair services from third-party vendors, we may be required to substantially increase our own workforce to perform these services, and our growth may be constrained while we build and train our workforce. There can be no assurances that we will be able to maintain our relationships with third-party suppliers for equipment and services or that we will be able to find suitable alternative products and services at a commercially reasonable price, or at all.

THE LOSS OF OUR AFFILIATION WITH SGI, WINSTAR OR MCI WORLDCOM COULD ADVERSELY IMPACT OUR ABILITY TO OPERATE OUR BUSINESS.

     We have significant investment, supply and/or distribution relationships with each of SGI, Winstar and MCI WorldCom.

     SGI currently holds convertible preferred stock that entitles it to elect one director to our board. If SGI were to convert all of its convertible preferred stock, it would own 8,861,128 shares of our common stock, or 48.3% of our outstanding shares of common stock as of March 1, 2000, assuming none of the other holders of our options, warrants or convertible securities exercised their conversion rights. Because of its holdings and representation on our board, SGI may be able to exercise significant influence over our affairs. SGI is currently a primary supplier of components for network access devices, which we use to connect customers directly to our network. We have agreed to purchase $35 million of equipment and professional services from SGI during the two-year period ending December 31, 2000, of which $12.4 million has already been purchased and paid. We will be obligated to pay SGI an amount equal to 10% of the unpurchased commitment if we do not purchase the entire amount during that period. SGI also markets our services to their customer base and receives a 15% commission on customer contracts it generates. A loss of our strategic relationship with SGI could have a material adverse effect on our business.

     Winstar currently holds convertible preferred stock that entitles it to elect one director to our board. If Winstar were to convert all of its convertible preferred stock, it would own 16,472,868 shares of our common stock, or 63.4% of our outstanding shares of common stock as of March 1, 2000, assuming none of the other holders of our options, warrants or convertible securities exercised their conversion rights. Because of its holdings and representation on our board, Winstar may also be able to exercise significant influence over our affairs. Winstar is currently our sole supplier of wireless communication equipment and facilities, which we intend to use for high capacity bandwidth connections between our network and customers. We have purchased a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities from Winstar at an agreed-upon fair value of $260.3 million, which will be paid over a seven-year period ending December 15, 2006. We will be dependent on Winstar to adequately perform certain installation, maintenance and repair functions for the equipment and facilities in order to establish and maintain connectivity between our customers that use such equipment and our network. A loss of our strategic relationship with Winstar could have a material adverse effect on our business.

     MCI WorldCom currently holds convertible debt and preferred stock and exercisable warrants, which, if converted or exercised in full, would result in MCI WorldCom owning at least 32,355,272 shares of our common stock, or 77.3% of our outstanding shares of common stock, assuming that none of our other holders of options, warrants or convertible securities exercised their conversion rights and assuming the termination of MCI WorldCom's Class B and certain other warrants. See "Use of Proceeds." MCI WorldCom previously had three designees on our Board of Directors. In August 1999, MCI WorldCom agreed to become a passive investor and maintain a strategic relationship with us. Accordingly, its three designees resigned from our Board and MCI WorldCom relinquished its right to elect directors to our Board. Because of its significant holdings, however, MCI WorldCom continues to be able to exercise significant influence over our affairs. MCI WorldCom and its affiliates are our largest supplier of meshed DS3, ATM backbone which interconnects our distribution hubs, and of local loop connections between our distribution hubs and network access devices on our customers' premises. We also co-locate a significant portion of the routers and switches for our distribution hubs at MCI WorldCom's points of presence on a month-to-month basis. A loss of our strategic relationship with MCI WorldCom could have a material adverse effect on our business.

OUR BUSINESS MAY BE AFFECTED BY COMPETITION.

     We face competition from a variety of companies in the provision of data transport, hosting, storage and workflow management services to the media industry. Many of our competitors have an established market presence and substantially greater financial, technological, marketing and research and development resources than we do, and may offer competitive services and applications. Our competitors and potential competitors include overland and air carrier service providers, digital courier and digital file transfer service providers, large telecommunication carriers and service providers, data network and application service providers, and disk and tape storage equipment companies.

TECHNOLOGICAL CHANGES COULD RENDER OUR SERVICES OBSOLETE OR NON-COMPETITIVE.

     We are at risk from fundamental technological changes in the development of digital data delivery and archiving solutions. Evolving industry standards, new product and service introductions, demand and market acceptance for recently introduced products and services are subject to uncertainty of customer acceptance. There can be no assurance that we will be able to adapt to future technological changes or that developments by competitors will not render our services and related applications obsolete or noncompetitive.

WE MAY NOT BE ABLE TO MAINTAIN PROPRIETARY RIGHTS IN OUR INTELLECTUAL PROPERTY.

     Our ability to maintain our proprietary rights in our technology will affect the success of our business. We have applications for four U.S. patents pending for certain aspects of our technology. We rely on a combination of trade secrets and copyright protection, as well as patents to protect our proprietary rights in our technology. We also rely on trademark protection concerning various names, marks, logos and other devices that serve to identify us as the source for and originator of our services and applications.

     We offer our services and applications in foreign countries. Some of these countries lack intellectual property protection comparable to that afforded by the intellectual property laws of the U.S. Our proprietary rights in the technology underlying our network, hosting and storage infrastructure and related services and applications will be protected only to the extent that patent, trade secret, copyright or other protection is available in countries in which we market our services and applications, and only to the extent we are able to obtain such protection and enforce such rights. We cannot be certain that the steps taken by us to protect our intellectual property and proprietary rights will be adequate to deter misappropriation of our technology or development of technologies that are substantially equivalent to our technology. Misappropriation of our technology or development of competitive technologies could have a material adverse effect on our business. We could incur substantial expense in protecting and enforcing our intellectual property rights.

     Intellectual property litigation is complex, and we cannot be certain of its outcome. We have conducted a limited inquiry regarding the possibility of infringement on patents and intellectual property rights of others. We are not aware of any infringements nor have we received any claims for such infringements. Any future intellectual property litigation, regardless of outcome, could result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. An adverse determination in any such proceeding could subject us to significant liabilities to third-parties, require disputed rights to be licensed from such parties or require us to cease using disputed technology.

LOSS OF SIGNIFICANT CUSTOMERS AND THEIR WORKFLOW CHAINS COULD HAVE A SIGNIFICANT EFFECT ON OUR BUSINESS.

     During the year ended December 31, 1999, Time and Quebecor World, Inc. were our largest customers, representing 2.4% and 3.5%, respectively, of our total net sales. Although Time and Quebecor World do not individually represent a significant percentage of our revenue, both companies have developed important workflow chains of vendors, suppliers and customers who use our network. If either Time or Quebecor World were to significantly reduce or terminate (at the end of their current service contract or otherwise) their use of our network and services, their workflow partners might do the same, and our business, financial condition and results of operations could be materially adversely affected.

OUR BOARD OF DIRECTORS AND MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS OF THIS OFFERING.

     We estimate that the net proceeds from the sale of the shares of common
stock offered hereby will be approximately $          million, assuming an
initial public offering price of $     per share, after deducting estimated
underwriting discounts and offering expenses. We expect to use a substantial portion of these net proceeds for working capital, to repay bank debt and for the expansion and upgrade of our network, hosting and storage infrastructure. We may also use a portion of the net proceeds to effect acquisitions. As a consequence, our board of directors and management team will retain a significant amount of discretion over the application of the net proceeds, and they may decide to change the manner in which the net proceeds are used in response to economic or industry developments.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH FOREIGN INVESTMENT AND INTERNATIONAL OPERATIONS.

     Our operations extend outside of the U.S. During 1998 and 1999, a significant portion of our revenue was generated in Europe, and, to a lesser extent, Asia. We are exposed to the risk of changes to laws and policies that govern foreign investment in countries where we have operations, as well as changes in U.S. laws and regulations relating to investing in or trading with countries in which we may have investments.

     Certain countries in which we operate or may operate are subject to a substantially greater degree of social, political and economic instability than in the U.S. Risks associated with social, political and economic instability in a particular country could materially adversely affect our business and could result in the loss of our assets in that country. In addition, some markets in which we have undertaken or may in the future undertake international expansion have technology and communications industries that are less developed than in the U.S.

     Risks inherent in doing business in international markets include the following:

     - uncertainty of acceptance of our services by different cultures;

     - unforeseen changes in regulatory requirements;

     - differing technology standards;

     - difficulties in staffing and managing multinational operations;

     - government-imposed restrictions on the repatriation of funds;

     - difficulties imposed by language barriers;

     - difficulties in finding appropriate distribution channels; and

     - potentially adverse tax consequences.

     These factors could harm our ability to successfully operate internationally and could have a material adverse effect on our business.

WE ARE SUBJECT TO RISKS RELATED TO FOREIGN CURRENCY EXCHANGE RATES AND REPATRIATION.

     As we expand our operations outside of the U.S., our results of operations and the value of our assets will be affected by the currency exchange rates between the U.S. dollar and the functional currency of countries in which we transact business. During the years ended December 31, 1999 and 1998, 35.7% and 53.3%, respectively, of our revenue was generated outside of the U.S. We typically sell our services and applications in foreign countries in the local functional currency. As a result, we may experience an economic loss solely as a result of foreign currency exchange rate fluctuations. Currently, we do not employ currency hedging strategies to reduce the risks associated with the fluctuation of foreign currency exchange rates.

     We may acquire interests in companies that operate in countries where the removal or conversion of currency is restricted. We cannot be certain that countries that do not have such restrictions at the time we establish operations will not subsequently impose them, especially in situations where there is a deterioration in a country's balance of payments or where the local currency is being heavily converted into other currencies.

THERE HAS BEEN NO PUBLIC TRADING MARKET FOR OUR STOCK PRIOR TO THIS OFFERING, AND OUR STOCK PRICE COULD BE EXTREMELY VOLATILE.

     There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid any trading market might become. The initial public offering price for our shares of our common stock will be determined by negotiations between us and the representatives of our underwriters and might not reflect prices that will prevail in the trading market. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The stock market has experienced extreme price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. This market volatility, as well as general domestic or international economic or political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. Investors might not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Were such litigation to be instituted against us, it could result in substantial costs and a diversion of our management's attention and resources.

OUR STOCK OWNERSHIP WILL BE CONCENTRATED IN A SMALL NUMBER OF PEOPLE.

     The present directors, executive officers and stockholders who own greater than 5% of our equity and their affiliates will beneficially own approximately
     % of our outstanding common stock, after giving effect to this offering and the mandatory conversion of the Class G convertible preferred stock, assuming none of the other holders of options, warrants and convertible securities exercised their conversion rights. This concentration of ownership may have the effect of delaying or preventing a change in control of our company. See "Principal Shareholders."

ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY IMPACT OUR SHAREHOLDERS.

     Certain provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Minnesota Law could make it more difficult for a third-party to acquire us, even if a change in control would be beneficial to our stockholders. These provisions include the ability of our board of directors to designate from our authorized and undesignated shares one or more series of stock that could have rights and preferences superior to our common stock, thereby deterring a potential acquiror. See "Description of Capital Stock -- Minnesota Anti-takeover Law and Certain Charter and Bylaw Provisions."

     The indenture governing our 13.25% senior discount notes requires us to offer to repurchase all of those notes for 101% of their accreted value, plus any accrued interest due, within 60 days after a change of control. In addition, the certificates of designations for our Class E and F convertible preferred stock require us to offer to repurchase, for cash or shares of our common stock (or shares of the acquiring company's stock), all outstanding shares of those classes of preferred stock for 125% of the "liquidation amount" of those shares, promptly after any change of control. We might not have sufficient funds available at the time of any change of control to make any required cash payment, or any payment that may be required pursuant to any other outstanding indebtedness or securities at the time. These covenants may also deter third-parties from entering into a change of control transaction with us.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could adversely affect the market price for our common stock. The number of shares available for sale in the public market will be limited by lock-up agreements under which the holders of a total of shares of common stock and other securities convertible into or exercisable for shares of common stock have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or other securities convertible into or exercisable for shares of common stock for a period of 180 days after the date of the effectiveness of the registration statement of which this prospectus forms a part without the prior written consent of Merrill Lynch & Co. However, Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, immediately following the completion of this offering, the holders of securities convertible into or exercisable for an aggregate of shares of common stock, or their transferees, will be entitled to piggyback rights and, in some cases, demand registration rights. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THIS OFFERING.

     The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding shares of common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of
approximately $          in the pro forma net tangible book value per share of
our common stock, calculated as of December 31, 2000, from the price you pay for such common stock (based upon an assumed initial public offering price of
$          per share), after giving effect to the mandatory conversion of our
Class G convertible preferred stock upon the closing of this offering. If all of our outstanding options, warrants and other convertible securities were exercised or converted, purchasers of our common stock would incur further significant dilution. See "Dilution."

THE RELIABILITY OF MARKET DATA INCLUDED IN THIS PROSPECTUS IS UNCERTAIN.

     Since we operate in a new and rapidly changing market, we have included market data from industry publications. The reliability of this information cannot be assured. Market data used throughout this prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we believe market data used in this prospectus is reliable, it has not been independently verified by us. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may include statements about our business strategy, plans and timing for the introduction or enhancement of our services, plans for entering into sponsorship or strategic alliances, expected sources of funds to finance our operations following this offering, and other expectations, intentions and plans contained in this prospectus that are not historical facts.

     When used in this prospectus the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates," "strategy" and similar expressions are generally intended to identify forward-looking statements. Because such statements involve risks and uncertainties, our actual results of operations could differ materially from those expressed or implied by such statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements contained in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of approximately $ million ($ million if the underwriters exercise their over-allotment option in full), assuming an
initial public offering price of $     per share and after deducting the
estimated underwriting discounts and other offering expenses we will pay.

     We expect to use the net proceeds from this offering for working capital, to repay bank debt, to finance the expansion of our network, hosting and storage infrastructure, and to finance possible acquisitions. The bank debt, which is guaranteed by MCI WorldCom, consists of $25 million outstanding under a revolving credit facility with First National Bank of Chicago. Borrowings under this facility accrue interest at our option, at either LIBOR plus 55 basis points or prime. Upon our repayment of that debt, warrants held by MCI WorldCom entitling it to acquire 19,049,796 shares of our common stock will terminate unexercised. See "Certain Transactions -- MCI WorldCom Guaranteed Revolving Credit Facility."

     We have discussions from time to time regarding possible acquisitions involving complementary businesses. Although we may use a portion of the net proceeds for acquisitions, we currently have no agreements or commitments in this regard. Moreover, we may change the manner in which we use the net proceeds from this offering in response to developments or changes that affect our business or industry.

     Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment grade and government securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and anticipate that we will retain any future earnings for use in the expansion and operation of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements. We are not currently permitted under the terms of the indenture for our 13.25% senior discount notes or our preferred stock to pay cash dividends on our common stock.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999, (i) our historical capitalization, (ii) our pro forma capitalization, which gives effect to the sales of our Class E, Class F and Class G convertible preferred stock to Winstar, SGI, Sumitomo and certain other investors in February and March 2000 and the application of a portion of the proceeds from the sale of these securities to repay our line of credit with Foothill Capital Corporation, as if such sales had occurred on December 31, 1999, and (iii) our pro forma capitalization, as adjusted, which gives effect to our sale of such convertible preferred stock and the aforementioned use of a portion of the proceeds therefrom, the sale of the shares of common stock in this offering at an assumed
initial offering price of $     per share and the mandatory conversion of our
Class G convertible preferred stock upon the closing of this offering. The table, including the notes thereto, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       DECEMBER 31, 1999
                                                          -------------------------------------------
                                                                                          PRO FORMA
                                                            ACTUAL        PRO FORMA      AS ADJUSTED
                                                          -----------    -----------    -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...............................   $  27,180      $  96,768       $
                                                           =========      =========       =========
Current portion of long-term debt.......................   $  55,950      $  55,950       $
Long-term debt:
  1998 13.25% Senior Discount Notes.....................     157,999        157,999
  1996 MCI WorldCom Subordinated Note...................      23,023         23,023
  1996 MCI WorldCom Convertible Note....................       6,142          6,142
  Sale-Leaseback Financing..............................      38,246         38,246
  Line of Credit........................................       2,137             --
  Other Financing.......................................      11,937         11,937
  Network Facilities Financing..........................     239,603        239,603
  Equipment financing...................................      11,363         11,363
                                                           ---------      ---------       ---------
       Total long-term debt, net of current portion.....     490,450        488,313
                                                           ---------      ---------       ---------
          Total debt....................................     546,400        544,263
Redeemable Preferred Stock, Class A, $10.00 par value:
  Authorized issued and outstanding shares -- 115,206...       1,212          1,212
Shareholders' equity (deficit):
  Convertible Preferred Stock, Class B, $.01 par value,
     5,710,425 shares authorized and outstanding........          57             57
  Convertible Preferred Stock, Class C, $.01 par value,
     878,527 shares authorized and outstanding..........           9              9
  Convertible Preferred Stock, Class D, $.01 par value,
     2,196,317 shares authorized and outstanding,
     actual.............................................          22             22
  Convertible Preferred Stock, Class E, $.01 par value,
     115,000 shares authorized, no shares issued actual,
     101,725 shares issued pro forma....................          --              1
  Convertible Preferred Stock, Class F, $.01 par value,
     50,000 shares authorized, no shares issued actual,
     10,000 shares issued pro forma.....................          --             --
  Convertible Preferred Stock, Class G, $.01 par value,
     10,000 shares authorized, no shares issued actual,
     10,000 shares issued pro forma.....................          --             --
  Common stock, $.01 par value, 490,000,000 shares
     authorized, 9,494,797 shares outstanding, actual...          95             95
  Additional paid-in capital............................     156,680        278,404
  Accumulated deficit...................................    (303,614)      (303,614)
  Other accumulated comprehensive loss..................      (1,134)        (1,134)
                                                           ---------      ---------       ---------
       Total shareholders' equity (deficit).............    (147,885)       (26,160)
                                                           ---------      ---------       ---------
          Total capitalization..........................   $ 399,727      $ 519,315       $
                                                           =========      =========       =========

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

     Our negative pro forma net tangible book value as of December 31, 1999, was $177.6 million, or $15.53 per share of common stock. Negative pro forma net tangible book value per share as of December 31, 1999 is determined by dividing our pro forma tangible book value, including the receipt of $10 million in proceeds from the sale of our Class G convertible preferred stock in February and March 2000 (total tangible assets less total liabilities), by the sum of (1) the number of outstanding shares of common stock at such date and (2) the 1,937,984 shares of common stock issuable upon the mandatory conversion of the Class G convertible preferred stock at the time of the closing of this offering.
After giving effect to our sale of the           shares of common stock offered
hereby (based upon an assumed initial public offering price of $     per share
less the underwriting discount and estimated offering expenses we expect to pay) and the conversion of the Class G convertible preferred stock, our pro forma net
tangible book value as of December 31, 1999 would have been $     , or $     per
share of common stock. This represents an immediate increase in pro forma net
tangible book value to existing shareholders of $     per share and an immediate
dilution to new investors of $     per share. The following table illustrates
this per share dilution:

Assumed initial public offering price per share.............    $
  Pro forma net tangible book value per share at December
     31, 1999...............................................    $(15.53)
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                                -------
Pro forma net tangible book value per share after
  offering..................................................
                                                                -------
Dilution per share to new investors.........................    $
                                                                =======

     The following table summarizes, on a pro forma basis as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing our common stock in this offering (dollars in thousands, except per share data):

                                     SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                   ---------------------    --------------------      PRICE
                                     NUMBER      PERCENT     AMOUNT     PERCENT     PER SHARE
                                   ----------    -------    --------    --------    ---------
Existing common
  shareholders(1)................  11,432,781         %     $31,525       100%        $2.76
New investors....................                                                     $
                                   ----------      ---      -------       ---
          Total(1)...............                     %     $                %
                                   ==========      ===      =======       ===

---------------
(1) Includes 1,937,984 shares of common stock issuable upon mandatory conversion of our Class G convertible preferred stock, which was issued in February and March 2000, upon the closing of this offering.

     The foregoing tables exclude all options, warrants and other convertible securities (including accumulated but undeclared in-kind dividends) that were outstanding as of March 14, 2000, which at that date entitled the holders to
acquire an aggregate of      shares of common stock for total consideration of
$313,147,554 (including the liquidation value of convertible preferred stock). See "Description of Capital Stock." The exercise or conversion of these securities would significantly increase the dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain historical consolidated financial and other data of our company for each of the five years in the period ended December 31, 1999. We derived our selected historical consolidated financial data as of and for each of the three years in the period ended December 31, 1999 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected historical consolidated financial data as of and for the years ended December 31, 1995 and 1996 from our audited consolidated financial statements that are not included in this prospectus.

                                                               YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------
                                             1995(1)         1996         1997         1998         1999
                                            ---------      ---------    ---------    ---------    ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Net service revenue...................  $     180      $     279    $   1,555    $   6,799    $  17,319
    Software and hardware sales...........         --             --           --       10,791        7,476
                                            ---------      ---------    ---------    ---------    ---------
  Total revenues..........................        180            279        1,555       17,590       24,795
  Operating expenses:
    Network communication.................         46            816        7,364       18,259       26,318
    Cost of software and hardware.........         --             --           --        3,537        2,905
    Network operations and development....        539          1,109        7,478       35,095       22,928
    Selling, general and administrative...        821          4,664       13,527       45,422       43,392
    Depreciation and amortization.........         31            447        2,668       17,668       34,875
                                            ---------      ---------    ---------    ---------    ---------
  Total operating expenses................      1,437          7,036       31,037      119,981      130,418
                                            ---------      ---------    ---------    ---------    ---------
  Loss from operations....................     (1,257)        (6,757)     (29,482)    (102,391)    (105,623)
  Interest and other income (expense),
    net...................................        (20)          (839)      (4,154)     (20,839)     (33,604)
  Income tax benefit......................         --             --           --        1,352           --
                                            ---------      ---------    ---------    ---------    ---------
  Net loss................................     (1,277)        (7,596)     (33,636)    (121,878)    (139,227)
  Less preferred dividends................         --             --          (70)         (70)      (5,890)
                                            ---------      ---------    ---------    ---------    ---------
  Net loss applicable to common stock.....  $  (1,277)     $  (7,596)   $ (33,706)   $(121,948)   $(145,117)
                                            =========      =========    =========    =========    =========
  Net loss applicable per common
    share(2)..............................  $    (.24)     $   (1.18)   $   (5.19)   $  (13.87)   $  (15.58)
  Weighted average number of common shares
    outstanding(2)........................  5,263,535      6,445,785    6,496,345    8,793,961    9,315,900
OTHER FINANCIAL DATA:
  Net cash used in operating activities...  $    (747)     $  (6,218)   $ (23,917)   $ (55,878)   $ (65,670)
  Net cash used in investing activities...       (657)        (5,244)     (15,599)     (71,304)     (25,942)
  Net cash provided by financing
    activities............................      2,732         24,578       25,346      132,817      113,497
  EBITDA(3)...............................     (1,226)        (6,310)     (26,814)     (84,684)     (69,473)
  Capital expenditures....................        657          4,244       16,599       54,584       25,208
SUBSCRIBER CONTRACTS (END OF PERIOD):
  Direct Service Contracts(4).............         --             33          496        1,479        1,918
  ISDN Tracked Service Contracts(5).......         --             --           --           --        2,659
  Internet Gateway Subscribers(6).........         --             --           --           --        4,167

                                          YEARS ENDED DECEMBER 31,                       DECEMBER 31, 1999
                                  ----------------------------------------   -----------------------------------------
                                                                                                          PRO FORMA
                                  1995(1)    1996       1997       1998       ACTUAL     PRO FORMA(8)   AS ADJUSTED(8)
                                  -------   -------   --------   ---------   ---------   ------------   --------------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (END OF
  PERIOD):
  Cash and cash equivalents.....  $ 1,328   $14,444   $    274   $   6,272   $  27,180     $ 96,768
  Total assets..................    2,075    20,070     29,134     125,459     435,255      554,843
  Total debt(7).................    1,900    21,473     54,826     210,378     547,612      545,475
  Shareholders' deficit.........     (371)   (2,683)   (30,671)   (109,854)   (147,885)     (26,160)

---------------
(1) We were organized in September 1994 and commenced operations in March 1995.

(2) If the shares of Class B, Class C and Class D convertible preferred stock had been converted as of their date of issuance in 1999, the net loss per share, on a pro forma basis, would have been $(8.38).

    Giving effect to the pro forma conversion, the weighted average shares outstanding used in the net loss per share calculation would have been 16,584,807. The Class B, Class C and Class D convertible preferred stock will mandatorily convert into common stock upon the completion of an underwritten public offering with an initial offering price of at least $12.13, $12.52, and $12.52 per share, respectively.

(3) EBITDA represents earnings (loss) from operations before taking into consideration net interest expense, income tax expense, depreciation expense and amortization expense. We have included information concerning EBITDA as it is used by some investors as a measure of a company's ability to service its debt. EBITDA should not be considered as an alternative to net income or any other measure of performance or liquidity as determined in accordance with generally accepted accounting principles or as an indicator of our overall financial performance. In addition, EBITDA as we have presented it may not be comparable to other similarly titled measures of other companies.

(4) Represents the number of customer points of presence at which a network access device is installed. Does not include executed contracts for installations currently in process from which we have not begun to receive service fees.

(5) Represents the number of customer premises that subscribe to our ISDN Tracked Service. Does not include executed contracts for installations currently in process from which we have not begun to receive service fees.

(6) Represents the number of subscribers with accounts to use our Internet Gateway Service.

(7) Total debt includes long-term debt, current portion of long-term debt, obligations under capitalized leases and redeemable preferred stock.

(8) The pro forma balance sheet data gives effect to the sale of shares of Class E, Class F and Class G convertible preferred stock to Winstar, SGI, Sumitomo and certain other investors pursuant to private placements that closed in February and March 2000. The pro forma as adjusted balance sheet data gives effect to the sale of such preferred stock, the sale of shares of common stock in this offering for assumed net proceeds of
    $     million, and the mandatory conversion of the Class G convertible preferred stock upon the closing of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is based on the historical results of WAM!NET Inc. and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

OVERVIEW

     WAM!NET is a leading global provider of business-to-business e-services for the media industry. We enable entertainment, advertising, publishing, printing and related media businesses worldwide to collaborate on-line within their workflow chains.

     We offer our customers a wide array of e-services that meet their need to collaborate digitally with their workflow partners. Our services, applications and infrastructure provide a common electronic workflow platform to our customers, enabling them to achieve measurable operating efficiencies, cost savings and productivity growth.

     We have made substantial investments in building our global network, hosting and storage infrastructure. In addition, we have developed an array of digital workflow services to meet the needs and demands of a broad-based customer group. We have also invested in and developed a substantial and skilled customer service group, which makes our services more valuable to existing customers and more attractive to potential customers. Finally, we have made substantial investments in recruiting, training and developing a skilled and knowledgeable sales force, operations workforce and an application development workforce. We use a consultative approach in our sales and marketing efforts to both identify and meet our customers' diverse needs. Our initial focus and investment has been in building an installed base of influential customers. We seek to increase the utilization of our service offerings among our existing customers, as well as to broaden our market penetration through the addition of new customers.

     In December 1997, we acquired Freemail Inc., a developer of file transmission and job ticket technology, to support our business-to-business e-services. In March 1998, we established our presence in Europe with the acquisition of 4-Sight Limited, a developer and worldwide marketer of ISDN-based digital data transmission applications. 4-Sight had primarily sold software and hardware supporting digital transmission of data to its customer base.

     We offer a wide array of e-services including: (1) managed data transport,
(2) media application hosting, (3) managed data storage, (4) computer animation rendering and (5) Internet-based services. Our services and network infrastructure provide businesses a common electronic platform to seamlessly integrate their production processes and accelerate the adoption of digital workflow collaboration. Access to these services is provided through our Direct Service, ISDN Tracked Service and Internet Gateway Service. Our initial focus through 1998 was our Direct Service. This is our fastest, most secure and reliable media transport service, providing direct, guaranteed access and transport over our managed network. Our network access devices are installed on our customers' premises and are connected to our network with a dedicated leased line. We recently acquired a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities in the U.S. from Winstar. These facilities will allow us to offer our Direct Service customers greater bandwidth capacity and eliminate the need for a dedicated leased line at a customer's premises. In the first quarter of 1999 we began to provide access to our network through our ISDN Tracked Service. Our ISDN Tracked Service offers the security and predictability of dial-up connectivity to our network at a slower transmission speed without the performance guarantee of Direct Service. This service does not require a network access device or leased line connectivity. We introduced our Internet Gateway Service in the third quarter of 1999. Internet Gateway Service allows connection to our network over the Internet. We provide hosted media applications with our managed data services that further integrate our services into our customers' digital workflow processes, including Transmission Manager, Info Center, Electronic Job Tickets and Remote Proofing. We commercially introduced our WAM!BASE Data Archiving Service in the first quarter of 2000. Also in the first quarter of 2000, we began to offer Render on Demand, a hosted service that processes computer generated animation into high resolution motion images such as motion picture special effects.

     At December 31, 1999, we had over 8,700 subscribers using our business-to-business e-services. Subscribers are customer sites that access our electronic business-to-business services through our Direct Service, ISDN Tracked Service and Internet Gateway Service.

REVENUES

  Service revenue

     Our service revenue is directly related to the number of customers, type of service, and volume of data moved, stored or processed. Service revenue is derived primarily from annual or multi-year service contracts, many of which have automatic renewal or extension provisions. These contracts generally include a minimum monthly fee and additional charges for usage that exceeds a minimum monthly service level. We currently offer our services at scaled minimum usage fees, which typically range from $650 per month to $4,000 per month for Direct Service, and from $45 per month to $360 per month for ISDN Tracked Service. We record monthly service revenue for Direct Service and ISDN Tracked Service based upon contracts signed with customers, following installation of equipment and commencement of service at a customer's premises. Our Internet Gateway Service is priced primarily on a per-megabyte basis and recognized as revenue in the month the service is provided. Our Render on Demand service is billed per computer processing unit hour and revenues are recognized as the service is provided to the customer. We began to earn service revenue from ISDN Tracked Service and Internet Gateway Service in March and September 1999, respectively. Our WAM!BASE Archive Service is priced on the basis of megabytes stored per month.

  Software and hardware sales

     Revenue from software and hardware sales has resulted primarily from the sale of 4-Sight ISDN Manager software and ISDN cards. Our ISDN Tracked Service customers may choose to make a single up-front payment to purchase our software or to pay a monthly service fee. In both cases these purchases appear as software and hardware revenue. We are in the process of shifting 4-Sight from a product sales focus to a service model. As a result, we expect software and hardware sales to decline in the future.

OPERATING EXPENSES

  Network communication

     Network communication expense represents the largest direct cost associated with providing our Direct Service. Network communication expense includes the costs of providing local loop telephone circuits connecting our network access devices from a customer's premises to the nearest distribution hub and the costs of the high bandwidth backbone carrier services which connect the distribution hubs with our network operation and data storage centers.

     Local telephone circuit connections provided by local exchange carriers account for the substantial majority of these charges. National and international service carrier charges account for the balance of these charges. Network communication expense is generally a fixed monthly cost per circuit. We believe that growing competition among telephony and communications providers may reduce the future costs of local telephone circuit and backbone connections. We actively seek to obtain and deploy technologies that will reduce the costs of local telephone circuit connections, such as wireless technologies, remote dial-up capabilities and DSL. We also intend to use our network management tools to optimize the use of existing and planned network capacity as volume increases and traffic patterns emerge.

     In December 1999, we purchased a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities from Winstar. When Winstar's wireless technology is deployed it will allow us to deliver increased bandwidth, at speeds ranging from 1.5mb to 155mb per second, to customers in most of the major U.S. metro areas, eliminating the need for local telephone circuit connections. This increased bandwidth capability will also allow us to offer additional services to new and existing customers.

  Software and hardware

     Software and hardware expense reflects the costs of software and hardware sold.

  Network operations and development

     Network operations and development expense represents costs directly associated with developing, maintaining, managing and servicing our global private network and expanding our service offerings. These costs include direct labor, vendor service fees, point-of-presence charges and research and development charges, which are often incurred in advance of receiving revenue. Our currently installed network operation centers account for the substantial majority of these direct labor and operating costs. Most of the costs associated with the development of new services and applications, such as WAM!BASE Data Archiving Service, WAM!PROOF, ISDN Tracked Service, Internet Gateway Service and Render on Demand service, are accounted for as network operations expenses and are incurred in advance of receiving revenue.

  Selling, general and administrative

     Our selling expense consists primarily of the salaries and commissions of our direct sales force and our global marketing groups, commissions for channel partners, and the costs of ongoing marketing activities such as promotions and channel development. Our sales and marketing efforts are focused on expanding our customer base and increasing utilization on our network. Accordingly, we offer new and existing services and develop new channels to sell and support our services. We also seek to increase the utilization of our network with the assistance of our influential customers who encourage their workflow partners to use our services.

     Our general and administrative expense includes administrative salaries, related overhead and professional service fees. These costs reflect expenditures related to the rapid growth and expansion of our administrative infrastructure necessary to manage our globally expanding operations, and professional service fees incurred in connection with financing activities, contract negotiations and business acquisitions.

  Depreciation and amortization

     We generally retain ownership of the customer premise equipment and most of the hardware and software necessary for our customers to use our services on a turn-key basis. Depreciation and amortization expense includes depreciation of this hardware and software as well as the equipment located in our distribution hubs and network operation, hosting and data storage centers. We also amortize certain costs relating to the acquisitions of 4-Sight and Freemail, which we acquired using the purchase method of accounting. We anticipate additional capital investments in our network, hosting and storage infrastructure commensurate with customer demand and market opportunity.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

REVENUES

     Total revenue for the years ended December 31, 1999, 1998 and 1997, was $24.8 million, $17.6 million and $1.6 million. These increases in revenues are due to greater demand for our services and, in 1998 were also due to the acquisition of 4-Sight.

     Net service revenue was $17.3 million, $6.8 million and $1.6 million for the years ended December 31, 1999, 1998 and 1997. This increase in net service revenue was primarily due to growth in the number of subscribers purchasing our services and increased utilization by subscribers. At

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

December 31, 1999, we were providing transport services to approximately 8,700 subscribers, as compared to approximately 1,475 and 475 subscribers, at December 31, 1998 and 1997.

     Revenues from software and hardware sales for the years ended December 31, 1999 and 1998, were $7.5 million and $10.8 million. There was no revenue from software and hardware sales in 1997, as 4-Sight was not acquired until March 1998. The decrease in software and hardware sales in 1999, as compared to 1998, is the direct result of our shifting from sales of 4-Sight software and hardware as stand-alone products to sales of service contracts, partially offset by software purchases associated with ISDN Tracked Service agreements.

OPERATING EXPENSES

  Network communication

     Network communication expense for the years ended December 31, 1999, 1998 and 1997, was $26.3 million, $18.3 million and $7.4 million. Network communication expenses increased as a result of increased local loop connections directly related to growth in the number of our Direct Service customers, and from expenses incurred as a result of expanding our domestic and foreign network operations through the installation of additional hubs. Average monthly communication expense per Direct Service customer has declined, and is expected to continue to decline, as a result of increased customer utilization of our backbone capacity and declining costs of North American local loop connections. These trends were partially offset by growth in our Direct Service customer base in Europe, where local loop costs are generally higher than in North America. We continue to incur substantial network communication expense as we deploy our network and related services and applications globally; however, we expect the network communications expense as a percentage of revenue to decline.

  Software and hardware

     The cost of software and hardware for the years ended December 31, 1999 and 1998 was $2.9 million and $3.5 million. There were no software and hardware sales or costs during 1997. This decrease between 1999 and 1998 reflects the decline in software and hardware sales as described above.

  Network operations and development

     Network operations and development expense for the years ended December 31, 1999, 1998 and 1997, was $22.9 million, $35.1 million and $7.5 million. The decrease between 1999 and 1998 was primarily due to completion of several development projects, including ISDN Tracked Service, Internet Gateway Service and WAM!BASE Data Archiving Service and the discontinuance of related outsourced development costs, partially offset by costs incurred for establishing our network operations center in Belgium and deploying our network in Europe. The growth in these expenses from 1997 to 1998 was due to the 4-Sight acquisition and the expansion of our operations. We expect that network operations costs will increase as our network expands; however, the cost of network operations as a percentage of revenue is expected to decline.

  Selling, general and administrative

     Selling, general and administrative expense for the years ended December 31, 1999, 1998 and 1997, was $43.4 million, $45.4 million and $13.5 million. The decrease between 1999 and 1998 was due to a one-time $11.4 million non-cash compensation charge related to the accelerated vesting of stock options held by certain of our officers that occurred in the period ended December 31, 1998. This decrease was partially offset by increases in other selling, general and administrative expenses associated with expanded operations during 1999. After adjusting for the one-time charge during 1998, recurring selling, general and administrative expense during the year ended December 31, 1999 increased $9.4 million, over the comparable adjusted amount for the year ended December 31, 1998. The increase was primarily due to sales and marketing efforts to launch new services and expand our customer base. The growth in these expenses from 1997 to 1998 was due to the 4-Sight acquisition and the expansion of our operations. We

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

expect to continue to incur significant selling, general and administrative expenses as we continue to increase market penetration and traffic among existing customers. We expect selling, general and administrative expenses will continue to decline as a percentage of revenue.

  Depreciation and amortization

     Depreciation and amortization for the years ended December 31, 1999, 1998 and 1997, was $34.9 million, $17.7 million and $2.7 million. This increase was primarily due to depreciation of additional network and related equipment purchased for network expansion during 1999, 1998 and 1997. Included in these totals for 1999 and 1998 was $6.6 million and $5.3 million of amortization expense relating to the goodwill recorded in connection with the 4-Sight and Freemail acquisitions. We anticipate that depreciation and amortization expense will increase in future periods as we continue to purchase equipment and expand operations, and as we begin to depreciate the wireless network facilities purchased from Winstar.

  Interest income

     Interest income for the years ended December 31, 1999, 1998 and 1997, was $0.8 million, $1.7 million and $0.2 million. The changes between 1999, 1998, and 1997 were primarily due to the changes in our average monthly balance of cash and cash equivalents during the periods.

  Interest expense

     Interest expense for the years ended December 31, 1999, 1998 and 1997, was $35.7 million, $22.6 million and $4.4 million. The increase during each of the years is related to the increase in long-term debt necessary to fund operations and to make strategic acquisitions. Included in interest expense for the years ended December 31, 1999, 1998 and 1997, are non-cash charges of $29.1 million, $18.3 million and $1.6 million related to the amortization of deferred financing charges and the value of warrants issued in connection with debt financing transactions.

  Other income

     Other income of $1.3 million in 1999 primarily relates to rental income received from SGI in connection with leasing a portion of the corporate campus facility in Eagan which we received as part of an investment by SGI in March 1999.

  Income taxes and net loss

     At December 31, 1999, we had $195.5 million of net operating loss carryforwards. These carryforwards are available to offset future taxable income through the year 2019 and are subject to the limitations of Section 382 of the Internal Revenue Code of 1986. These limitations may result in the expiration of net operating loss carryforwards before they can be utilized. We realized an income tax benefit of $1.4 million as a result of U.K. income tax and VAT benefits in the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have incurred net losses and experienced negative cash flow from operating activities. Net losses since inception have resulted in an accumulated deficit of $303.6 million as of December 31, 1999. We expect to continue to operate at a net loss and experience negative cash flow from operating activities for the foreseeable future. Through December 31, 1999, we have issued equity and debt securities and incurred other borrowings resulting in cash received by us of $361.4 million. We have used the majority of these proceeds to expand our global network, to build our customer base and for geographic expansion. In addition, we expanded our operations in Europe through the acquisition of 4-Sight for $16.4 million in cash and the issuance of equity securities. Our ability to achieve profitability and positive cash flow from operations will be dependent on substantially growing our revenues and realizing increased operating efficiencies.

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

     In 1999, we entered into the following financing transactions in order to continue to fund our operating and capital requirements:

     In January 1999, we issued the 1999 MCI WorldCom Convertible Note and in January and March 1999, we borrowed $10.0 million and $15.0 million, respectively, under the note. In March 1999, the note was converted into 2,196,317 shares of our Class D convertible preferred stock. Dividends accumulate on the Class D convertible preferred stock at the rate of 7% per year of the original purchase price per share and are payable solely in additional shares of preferred stock of the same class, if and when declared by the board of directors. The Class D convertible preferred stock (including accumulated but undeclared in-kind dividends) is currently convertible into 2,666,563 shares of common stock, subject to anti-dilution provisions. In connection with the note, we issued warrants to purchase a total of 350,000 shares of common stock. The warrants have an exercise price of $.01 and are exercisable until April 30, 2004.

     In March 1999, SGI purchased from us 5,710,425 shares of our Class B convertible preferred stock and 878,527 shares of our Class C convertible preferred stock. The aggregate consideration paid by SGI was $75.0 million, of which $35.0 million was paid in cash and $40.0 million was paid by the transfer to us of a corporate campus facility located in Eagan, Minnesota. The fair value of the campus facility was determined by an independent appraisal. The Class B convertible preferred stock and Class C convertible preferred stock (including accumulated but undeclared in-kind dividends) are currently convertible into 6,923,144 shares and 1,066,625 shares of common stock, subject to anti-dilution provisions. Dividends accumulate on the Class B and Class C convertible preferred stock at the rate of 7% per year of the original purchase price and are payable solely in additional shares of convertible preferred stock of the same class, if and when declared by the board of directors.

     In connection with the SGI investment, we entered into a preferred provider agreement that allows us to purchase hardware, software and services from SGI over a four-year period at prices based on SGI's most favored pricing models. We have made a firm commitment to purchase $35.0 million under this agreement during the period from December 31, 1998 to December 31, 2000. As of December 31, 1999, we have made purchases of approximately $12.4 million. In the event that we do not fulfill this purchase commitment, we are required to pay SGI 10% of the unfulfilled commitment.

     In July 1999, we entered into a two-year $20.0 million credit facility with Foothill Capital Corporation. As of December 31, 1999, we had $2.1 million in borrowings outstanding under this facility. This balance was repaid in March 2000.

     In September 1999, we entered into a sale-leaseback agreement with CCPRE-Eagan, LLC, an affiliate of Chase Capital Partners, New York. In connection with this agreement, we sold our corporate facilities, including land, building and personal property to CCPRE and received cash proceeds of approximately $36.5 million, net of financing expenses. As part of the agreement, we entered into a 20-year lease with three five-year options, requiring minimum monthly rent payments increasing from $481,000 to $959,000. We are responsible for all taxes, assessments, utilities and other governmental charges. We may repurchase the corporate facilities on the 24th or 36th month anniversary of the agreement. Beginning in September 2002, CCPRE may require us to repurchase the facilities for approximately $41.8 million, less the amount of certain payments under the lease. Because of the existence of this put option, the transaction has been recorded as a financing transaction. The carrying value of the liability is being accreted to the $41.8 million put value, at an effective interest rate of 18.9%. As of December 31, 1999, the accreted outstanding balance of the sale-leaseback agreement was approximately $38.2 million.

     In December, 1999, we entered into an agreement with Winstar pursuant to which we purchased a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities. Under this agreement, we took title to equipment of varying bandwidth capacity; Winstar has agreed to maintain the equipment, including replacement as necessary for connectivity to Winstar's telecommunications network at a specified level of functionality over the agreement's term. We have the right to assign or sell our rights under the facility at any time. The cost of the 20-year facility is payable in an initial $20.0 million payment, which was made in January 2000, and quarterly payments, beginning at $5.0 million and
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

increasing to approximately $24.9 million, over a seven-year period ending December 15, 2006. The network facility has been capitalized in property, plant and equipment, and we have recorded a related liability at the agreed-upon fair value of $260.3 million, which liability bears an effective interest rate of 8.3%.

     Under related agreements, Winstar has committed to purchase from us $12.5 million of services, which Winstar can use itself or resell to third parties. Winstar's commitment was prepaid in December 1999, which prepayment has been recorded as deferred revenue. We have also entered into a sublease agreement with Winstar for space in our Minnesota data center. In December 1999, Winstar made a one-time advance payment of approximately $12.5 million. We are required to repay this advance payment at $200,000 per month over 10 years, at an imputed interest rate of 15.7%. We have recorded the advance payment as a borrowing. Winstar is required to make monthly payments of approximately $81,000 over 10 years.

     Also in December 1999, we entered into a transaction providing for the purchase by Winstar of 50,000 shares of our Class E convertible preferred stock and an option for Winstar, its designated affiliates and others, to purchase an additional 50,000 shares of the same class of stock. Pursuant to the terms of this transaction, Winstar purchased a total of 85,000 shares of Class E convertible preferred stock for $85 million, of which $35 million was paid in cash and $50 million was paid in the form of 1,071,429 shares of Winstar common stock valued at $46.66 per share as adjusted for the Winstar 3-for-2 stock split declared in February 2000. Also in this transaction, other investors purchased 16,725 shares of Class E convertible preferred stock for an aggregate $16.7 million in cash. The Class E convertible preferred stock accumulates dividends at an annual rate of 7%, which are added monthly to the accreted liquidation value of the stock. Each of the two largest purchasers of Class E convertible preferred stock has the right to designate one director, and vote on an as-converted basis, not to exceed 17.5% of total voting power, on all matters submitted to the vote of common stock holders, including the election of directors. The Class E convertible preferred stock is initially convertible into 19,714,147 shares of common stock at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions. Holders of Class E convertible preferred shares may convert their shares into common stock at any time, and are required to convert their shares into common stock on the last trading day of the first 20 consecutive trading days during which the weighted average closing price (weighted by daily trading volume) of the common stock is at least $8.00 per share.

     In February 2000, SGI purchased 10,000 shares of our Class F convertible preferred stock from us for $10 million in cash. The rights and preferences of the Class F convertible preferred stock, including its conversion provisions, are substantially the same as the rights and preferences of our Class E convertible preferred stock, except that the holders of Class F convertible preferred stock do not have the right to separately elect directors and there is no cap on the voting power of that class. The Class F convertible preferred stock is initially convertible into a total of 1,937,984 shares of common stock at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions.

     In February and March 2000, we sold to Sumitomo and other investors 10,000 shares of our Class G convertible preferred stock for $10 million in cash. Holders of Class G convertible preferred stock have the right to vote, on an as-converted basis, with holders of common stock on all matters submitted to a vote of stockholders. The Class G convertible preferred stock is initially convertible into 1,937,984 shares of common stock at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions. The shares of Class G convertible preferred stock will mandatorily convert into shares of common stock upon completion of this offering.

     We believe the capital resources obtained from the foregoing transactions, together with the anticipated net proceeds from this offering, will be sufficient to fund our business plan for at least the next 18 months.

IMPACT OF YEAR 2000

     In prior years, we developed and implemented plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those implementation efforts, we

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

experienced no significant disruptions in critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. Expenses resulting from our Year 2000 efforts were not material. We are not aware of any material problems resulting from Year 2000 issues, either with our services, our internal systems, or the products and services of third parties. We will continue to monitor our critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Foreign Currency Exchange Rates

     During the year ended December 31, 1999, our revenue originating outside the U.S. was 35.7% of total revenue, substantially all of which was denominated in the local functional currency. Currently, we do not employ currency hedging strategies to reduce the risks associated with the fluctuation of foreign currency exchange rates.

     Our international business is subject to risks typical of an international business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

  Interest Rates

     We invest cash in a variety of financial instruments, including bank time deposits and fixed rate obligations of governmental entities and agencies. These investments are denominated in U.S. dollars. Cash balances in foreign currencies overseas are operating balances and are invested in short-term deposits of the local operating bank.

     Investments in fixed rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we sell securities that have seen a decline in market value due to changes in interest rates. Our investment securities are held for purposes other than trading.

     We are exposed to market risk from changes in the interest rates on certain of our outstanding debt. The outstanding loan balance under our $25 million revolving credit facility bears interest at a variable rate based on prevailing short-term interest rates in the U.S. and Europe. Based on the average outstanding bank debt for the year ended December 31, 1999, a 100 basis point change in interest rates would not change interest expense by a material amount. For fixed rate debt such as our 13.25% senior discount notes, interest rate changes affect its fair market value, but do not impact earnings or cash flows.

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

                                    BUSINESS

     The following description of our business contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading global provider of business-to-business electronic services to the media industry. We enable entertainment, advertising, publishing, printing and related media businesses worldwide to collaborate on-line within their workflow chains. These businesses experience inefficiencies associated with incompatible systems and largely manual processes involving both analog and digital data. Our services and network infrastructure address this problem by providing businesses a common electronic workflow platform to seamlessly integrate their production processes and accelerate the adoption of digital workflow collaboration. Our e-services include: (1) managed data transport, (2) media application hosting, (3) managed data storage, (4) computer animation rendering and (5) Internet-based services. We offer our services under simple monthly service fee and pay-per-use pricing plans, which require no up-front capital investment by our customers. We enable businesses to achieve measurable operating efficiencies, productivity gains and cost savings.

     We own and operate a private, Internet Protocol or IP based global network, hosting and storage infrastructure that we have integrated with the public Internet. Customers can access our services and infrastructure through the Internet or through a dial-up or dedicated connection to our network. This provides our customers with the global access of the Internet and the reliability, security, accountability and predictability of a managed private infrastructure. By design, our network is not dependent on a single technology, protocol or telephony solution, allowing us to quickly take advantage of new network, access and storage technologies to enhance our services or reduce costs.

     Our services are tailored to meet the specialized needs of businesses involved in the creation, exchange, distribution and storage of media, such as magazines, newspapers, marketing materials, brand advertisements, television and radio broadcast programming and films. As the number of influential, industry-leading firms that rely on our services and applications grows, the value of our network to current and prospective customers increases. We believe media businesses that gain the most cost savings by digitally integrating their workflow chains will become the strongest proponents of our workflow platform. Many of our customers actively encourage their workflow partners to purchase our services and, in some cases, pay the fees incurred by their partners. As of December 31, 1999, we had over 1,900 customer points-of-presence consisting of dedicated network access devices and local bandwidth connectivity. In addition, we had over 6,800 users of our Internet and dial-up services globally. Users of our network and services include:

     - 11 of the 20 largest U.S. publishers (including Time Inc. and The McGraw-Hill Companies Inc.);

     - 18 of the 20 largest U.S. advertising agencies (including Young & Rubicam Inc. and J. Walter Thompson, Inc.);

     - 12 of the 20 largest U.S. retailers (including Albertson's, Inc. and Lowe's Company, Inc.);

     - 16 of the 20 largest U.S. printers (including R.R. Donnelley & Sons Company, Quebecor World, Inc. and Quad/Graphics, Inc.);

     - 19 of the 20 largest U.S. pre-press firms (including American Color Graphics, Inc. and Applied Graphics Technologies, Inc.);

     - 34 Fortune 100 companies (including Ford Motor Company and Wal-Mart Stores); and

     - 7 of the 20 largest newspaper publishing companies (including Knight-Ridder, Inc. and The Times Mirror Company).

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     We have a significant presence with many large and influential media companies that are at an early stage in their adoption of and conversion to complete digital workflow processes. Consequently, we believe there is significant opportunity to increase our revenues as these businesses, their trading partners and the media industry as a whole continue to implement digital workflow solutions.

MARKET OPPORTUNITY

     The emergence of business-to-business e-commerce over the Internet and private networks is changing the way companies are conducting business. According to Forrester, more than $1.3 trillion in business-to-business e-commerce will be transacted in 2003. We believe as companies in the media industry increase the amount of business they conduct over the Internet, these businesses will increase their digital collaboration and require on-line integrated workflow chains. This workflow evolution, combined with the success of IT outsourcing, is increasing demand for industry-specific, standardized e-commerce platforms through which workflow partners can access a full range of e-services and seamlessly integrate their media production processes.

     The need for a standardized e-commerce platform is heightened by the fact that businesses involved in media design and production are increasingly using computers, software applications and other electronic systems in all aspects of the media production process. The demand for digital media in Web-based e-commerce and the increasing use of digital tools to create media will continue to fuel growth in data traffic. GISTICS estimated that in North America alone businesses would spend nearly $20 billion in 1999 on physical and digital media logistics and transportation, including the transportation of media to workflow partners using traditional physical processes such as overland or air couriers, including Federal Express, DHL Worldwide Express and United Parcel Service. We believe that five trends will continue to drive our market opportunity:

     - Rapid growth in the creation of digital media and expenditures for digital media production. GISTICS estimated that $317 billion would be spent in North America alone by businesses in the creation and production of media in 1999. Advances in digital media production and business-to-business e-commerce applications, coupled with the increased adoption of the Internet, are fueling rapid growth in expenditures for digital technologies and services that create, manage and distribute digital media. Businesses have large inventories of non-digital media which are difficult to store, manage and re-use. These inventories can now be digitized, stored and managed electronically for re-use and re-purposing in a wide array of end-user media materials and formats, including the Web.

     - Expanding use of digital media in workflow collaboration and e-commerce. The expanding use of digital media in workflow collaboration and the growth of e-commerce are driving the demand for data management, transport and storage solutions over the public Internet and private networks. Media workflow chains that design, produce, buy, sell and distribute media require many parties to share, manage and store increasingly large amounts of digital media. For example, the assembly of one weekly magazine may require hundreds of businesses in the publishing, printing, advertising and corporate marketing industries to participate in the creation and assembly of content, including photographs, advertising, graphics, editorial content and mailing lists.

     - Growing demand for accessible, integrated and on-line media storage and hosting solutions. The growth in the creation of and demand for digital content has increased the value and the volume of businesses' digital media assets, making it more difficult and more critical to effectively manage those assets. The volume of data generated in today's business environment continues to grow at a significant rate, driving the increased use of disk storage. International Data Corporation, a leading industry research firm, estimates that multi-user disk storage grew from approximately 10 million petabytes in 1994 to 116 million petabytes in 1998, and will reach approximately 1.4 billion petabytes in 2002 (one petabyte equals one million megabytes).

       In meeting these rapidly increasing storage requirements, businesses involved in media workflow chains face several problems. These businesses must often purchase and maintain costly storage
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

       servers, hire skilled administrators to maintain these storage systems, add disk capacity to file servers, and maintain mirror copies of data at remote sites. The costs associated with the hardware, software and consulting services necessary for individual enterprises to store, manage, retrieve and distribute digital data using redundant systems can be formidable. In addition, businesses involved in media production often deal with hundreds of vendors. Storing and using media assets for collaboration among a geographically diverse workflow chain involving different companies can be cost prohibitive and impractical. This has limited the implementation of on-line workflow storage solutions. As a result, businesses in the media industry are increasingly turning to service providers that can host digital media assets in open and accessible on-line storage systems.

       We believe businesses that effectively manage global access to their digital media assets will enjoy considerable competitive advantages including:

        - increased operating efficiencies;

        - reduced time to market cycles;

        - enhanced media re-purposing and deployment;

        - improved ability to more rapidly exploit market opportunities; and

        - expanded opportunities for collaboration with larger numbers of customers, suppliers and business workflow partners.

     - Emerging need by the media industry for standardized, integrated and cost-effective e-commerce solutions. We believe managers in the media industry require digital workflow collaboration to increase efficiency at each step of the production and distribution process. Individual businesses within the media industry, however, lack the resources, expertise and independence to cost-effectively create a common electronic workflow platform with the capacity to meet the industry's digital management needs. As a result, we believe managers will increasingly seek outsourced e-services and infrastructure from a single independent provider. This includes outsourced workflow applications, data transportation and storage services that can be adapted to fit their specific workflow requirements.

     - Continuing positive impact of the Internet on our market. The growth of the Internet is expanding and transforming the market for managed transportation, hosting and storage of digital data. The low cost of access to and ubiquity of the Internet allows small-sized and medium-sized businesses in geographically diverse locations to participate cost-effectively in the use of hosted applications, transport and storage services. In addition, the increased use of the Internet as a medium for commerce will result in an increased number of digital files being created, transported and stored for marketing and other purposes.

BUSINESS STRATEGY

     Our objective is to become the leading global provider of business-to-business e-services that enable businesses to collaborate on-line with their workflow chains. We intend to implement the following strategies to achieve our business objective:

     - Capitalize on our first-to-market advantage with our existing influential customer base to attract new customers worldwide and increase utilization of our services. We plan to use our first-to-market position to capitalize on the accelerating use of digital data in media workflow chains. We have established and deployed a global network, created significant brand recognition and developed relationships with many influential customers. We plan to leverage our existing relationships to draw more workflow partners into our customers' electronic workflow, to increase utilization of our services and to become an integral part of our customers' media workflow processes. We also intend to focus our sales and marketing efforts on capturing additional large and influential media companies which exert influence over the adoption of e-services within their workflow chains.

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

     - Provide a complete range of e-services that enable our customers to accelerate their adoption of digital workflow. As we expand our business, we will continue to develop and offer additional services and enhancements that will enable our customers to manage their media workflow and collaborate more efficiently. We offer our customers a variety of flexible services that provide productivity gains and cost savings. In addition to developing our own Industry Smart applications and e-services, we will continue to enable our customers to access leading third party applications and services on a transactional basis over our infrastructure.

     - Enter into strategic relationships to expand distribution channels, integrate emerging technologies, develop new hosted applications and services, and reduce costs. We will continue to build strategic relationships with leading suppliers to the media industry to distribute our services to new customer groups and geographic areas. In addition, we seek strategic relationships to capitalize on advanced and emerging technologies that enhance our service offerings and reduce the cost of our operations. Finally, we will continue to use strategic relationships to incorporate new applications and services that help our customers collaborate more efficiently in their media workflow chains.

     - Integrate public and private IP infrastructures to meet the global needs of our customers most effectively. We will continue to offer access to our services through the Internet to reach a wider group of potential customers and to enable increased collaboration among our customers and their workflow partners worldwide. Additionally, we will continue to integrate our managed private global network, hosting and storage infrastructure with the Internet to effectively meet the evolving needs of our large and small customers.

     - Apply our business model to other vertical markets worldwide. To take advantage of economies of scope presented by our e-services and infrastructure, we will continue to evaluate opportunities to offer our services to other vertical markets that can benefit from business-to-business electronic workflow services.

SERVICES AND APPLICATIONS

     To address our customers' global on-line digital workflow needs, we offer the following two broad categories of e-services and applications:

     - managed data services; and

     - hosted media applications and managed data storage services.

     Our customers can access these services through the Internet at www.wamnet.com or over our managed private IP global network to collaborate with their workflow partners on-line. Most of our services are accounted for on a transactional basis, in terms of megabytes sent, megabytes stored or processing transactions executed. In addition, many of our services include a monthly minimum service fee. By offering standard service packages coupled with a complete menu of service options, we provide our customers with flexible solutions that can meet their requirements for predictability, performance and price.

  MANAGED DATA SERVICES

     Direct Service. This is our fastest, most secure and most reliable media transport service providing direct, guaranteed access and transport over our managed network. Customers who use this service typically participate in large media workflow chains that require a highly managed, predictable and reliable environment. This service includes installation of our network access devices on our customers' premises, a dedicated leased line or wireless connection to our network, and access to our hosted Industry Smart applications, as well as training and support on a 24 hours per day, seven days per week basis. Customers may choose the capacity of their network access device and the speed of their network connection to meet their requirements. Pricing for our Direct Service includes a monthly service fee, and a transactional per megabyte pay-per-use fee.

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

     ISDN Tracked Service. Offered at a lower price point than our Direct Service, our ISDN Tracked Service does not require a dedicated on-site network access device or dedicated connection to our network. Our ISDN Tracked Service offers the security and predictability of dial-up connectivity to our network, at slower transmission speeds and without the performance guarantee of Direct Service. This service is designed for customers with confidential and time sensitive work who do not exchange a sufficient volume of data to require a dedicated service connection. With this service, we provide access to our network and hosted Industry Smart applications, an ISDN card, training and customer support on a 24 hours per day, seven days per week basis. Customers may chose either to purchase the software and hardware required for this service, or to pay a monthly service fee over the life of the contract with no up-front capital expenditure. ISDN Tracked Service is priced on a transactional, per megabyte, pay-per-use basis. We commercially released our ISDN Tracked Service in the first quarter of 1999.

     Internet Gateway Service. We commercially released our Internet Gateway Service in the third quarter of 1999. Our Internet Gateway Service provides anyone with an Internet connection a more predictable, secure and trackable means of exchanging digital files than currently available over the Internet. Internet Gateway Service users access and use our hosted applications through our website at www.wamnet.com. At the web site, users have access to the same sophisticated tracking, reporting and directory tools that are available with our other services to manage deliveries, view account data, and authorize other WAM!NET users to exchange files with them. Our Internet Gateway Service allows users to exchange files with any other WAM!NET user and to send files to any e-mail address or FTP site. Internet Gateway brings the capacity to automate workflows and processes using other hosted WAM!NET applications, including job tickets. Internet Gateway Service is priced on a transactional, per megabyte, pay-per-use basis.

     In addition to allowing subscribers to set up their own Internet Gateway accounts, we offer Direct Service subscribers the opportunity to create and host Internet Gateway accounts for their customers and workflow partners, providing them a standard way to send and receive data files. In this arrangement, hosts pay the transaction fees for their workflow partners. This results in a simplified, more uniform method for Direct Service users to automate their workflow requirements.

     Internet Access. We currently provide dedicated Internet access as a service option for our Direct Service customers in the U.K. and plan to deploy this service on a global basis this year. This option permits our Direct Service and high-speed Internet access to be provided over the same dedicated circuit. With this service, Direct Service customers can browse the Web, or host Web, FTP, news or mail servers. We also offer additional services in conjunction with third-party partners, including: network design and consulting services; firewall configuration and management services; news, Web, mail and FTP server installation and set-up; and Web-based application development services.

  HOSTED MEDIA APPLICATIONS AND MANAGED DATA STORAGE SERVICES

     Hosted Media Applications

     We host media applications that integrate our services into our customers' digital workflow processes and are tailored to meet the needs of the media industry. Customers can access these applications either through the Internet or through our dedicated infrastructure. We have developed and currently offer our own applications and plan to partner with leading application developers to host and offer their applications over our network.

     Transmission Manager. This application serves as the primary user interface for our Direct and ISDN Tracked Services. Transmission Manager provides customers with the capacity to establish and maintain address books, specify workflow routing instructions, create and use job tickets and specify file and job ticket editing criteria. We have also developed Transmission Manager plug-ins which enable users of industry leading media applications, such as Adobe Photoshop and Illustrator and Quark Express, to access our data transport and storage services directly from within these application. In addition, Transmission Manager can be used for point-to-point ISDN file transmission.

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

     Info Center. This application enables customers to manage their workflow relationships and to review their use of our services by searching and viewing data transmission activities on-line, including details of each file shipment, such as confirmations of shipment and receipt, billing data and historical records of usage. In addition, this application includes an address book, which allows customers to create, authorize, restrict and manage the exchange of data among workflow partners.

     Electronic Job Tickets. This application enables our customers to automate the scheduling, processing and accounting of exchanged files. Information contained in the electronic job ticket that accompanies a file can be automatically entered into the recipient's data systems, with significant savings in labor costs and the elimination of errors associated with traditional manual processes. Additionally, job ticket applications can validate, edit and verify that job ticket contents and attached file formats meet user-defined criteria. Job tickets can also specify prescribed action steps which can be automatically initiated in the event of errors. Customers may choose between our standard job tickets or, for a fee, create customized job tickets to meet their specific needs.

     Remote Proofing. WAM!PROOF is our remote proofing and printing solution that allows customers to print automatically to geographically diverse color proofers, color copiers, laser printers, and other digital output devices manufactured by 15 major suppliers, such as Kodak, Polaroid, Imation and DuPont. This application gives customers a means of rapidly distributing color proof copies of printed media to workflow chain partners for review and approval of production jobs, eliminating the delays and errors associated with messengers, overnight couriers or manual processes.

  Managed Data Storage Services

     We provide digital data storage services under the WAM!BASE(R) brand. Our storage services operate over our existing infrastructure and are billed on a per-megabyte basis. Customers choose price and performance levels, which include minimum storage volume requirements, under an annual or multi-year contract. Our customers pay periodic storage charges based upon the volume and duration of megabytes stored, including a fee per megabyte stored each month for the term of the contract, with no up-front investment. Our storage services are scalable and provide multiple benefits to our customers compared to in-house solutions, including: reduced implementation time, lower implementation costs, minimized capital expenditures and simplified pay-per-use pricing plans. We commercially released our WAM!BASE Data Archiving Service in the first quarter of this year.

     WAM!BASE Data Archiving Service. We offer this service for customers who need to store files centrally for access by workflow partners in geographically diverse locations. This service incorporates a simple Web-based user interface, a powerful, industry leading search engine and automated workflow backup functions. Our easy-to-use interface can index, store and search any type of media, including still images, film and video. Our storage application is hosted within our infrastructure, allowing workflow partners in multiple locations secure access to the service without having to buy identical copies of expensive media asset management software. The customer storing the data pays for the storage fees and collaborators using the data pay data transportation fees to download a copy of media assets from the archive. Because it is a hosted service, there is no up-front capital investment in software or hardware, making implementation fast and affordable compared to in-house storage solutions. We believe that influential participants in the workflow process who implement this service as a core part of their data storage strategy will encourage other members of their workflow chain to adopt the solution.

     WAM!BASE Digital Asset Management Service. We are developing and plan to deploy a comprehensive storage service that is intended to meet the needs of companies that require sophisticated digital asset management applications to store and manage many types of electronic media, including still images, film and video. Our service will allow subscribers to use third-party applications residing on their local area network, or an application hosted by us, while still providing the efficiencies associated with storing assets in an off-site media archive. This service will allow subscribers to choose from multiple storage and software options, access speeds and pricing levels. We plan to host and co-market other third-party digital asset management software applications.
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

  Computer Animation Rendering Services

     Render on Demand. We offer a hosted service for firms involved in the production of computer generated special effects and other motion media for the film and advertising industries. The rendering process requires specialized software and extensive computing power. We host industry leading rendering applications on our network and maintain a large number of servers that may be used for this service. Large rendering projects typically require hundreds of computer processors to simultaneously run sequences of a rendering job. Firms that perform rendering services in-house typically incur significant expenses to purchase rendering software applications and hardware and employ trained personnel to conduct the rendering functions. Our service allows customers to avoid investing in rendering software or a large number of servers. Our service also appeals to firms that currently maintain their own servers but may require overflow capacity for peak project times, or may wish to outsource this service altogether. We price this service based on computer processing unit hours used, and we offer this service directly and through co-marketing relationships with leading manufacturers of rendering software and hardware for the media industry. We commercially released our Render on Demand service in the first quarter of 2000.

OUR NETWORK

     We own and operate a private, IP-based global network connecting major media centers around the world. Our core network consists of high-speed, ATM backbone and leased dedicated high-bandwidth fiber optic capacity connecting our three strategically located network operating centers with our 30 distribution hubs. Our network and services are designed to accommodate the workflow automation requirements of our subscribers including the need to transmit large media files with greater speed, predictability, reliability and efficiency than many other networks, including the public Internet. Our network is not dependent on a single technology, protocol or telephony solution, which allows us to quickly take advantage of new network, access and storage technologies to enhance our services or reduce costs. This also permits us to offer affordable and versatile ways for our customers to use our service.

     Our infrastructure includes the following:

     - Network Operations Centers (NOCs). We have deployed primary network operations centers in North America (Eagan, Minnesota) and Europe (Brussels, Belgium). In addition, we maintain a back-up network operations center facility in Las Vegas, Nevada and are evaluating the deployment of a NOC in Asia. Our NOCs serve as control centers for our network, housing the specialized equipment we need to manage and monitor our network 24 hours per day, seven days per week. Each of our three regional network operating centers is capable of managing all of our data transportation, hosting and storage operations. We believe that because our customers are in time sensitive, data intensive industries, many of them rely on our services to provide guaranteed delivery. Automated network monitoring software from Hewlett Packard has been installed and configured to provide continuous monitoring capabilities, including a problem notification system that automatically alerts network engineers of problems. Key aspects of our network are continuously monitored, including network operating center equipment, distribution hub equipment, backbone lines, local customer connections and network access devices. We notify customers in the event of service disruptions or equipment failures, and manage the restoration of service.

     - Network Backbone Facilities. Our 31 distribution hubs are interconnected with a meshed ATM backbone provided by various carriers. Operating agreements with these carriers enable us to increase backbone bandwidth to accommodate our growth as needed. Additional network redundancy is provided by a layer of private lines leased from diverse carriers on different paths which primarily serve as network back-up. In addition, we signed an agreement with Winstar in December of 1999 that will provide WAM!NET backbone bandwidth at speeds ranging from 45Mb to 155 Mb per second on various routes in the United States.

     - Network Local Loop Facilities. In North America, local loop connections linking distribution hubs and network access devices at customer sites are currently provided almost exclusively by MCI WorldCom and Regional Bell Operating Companies. We have agreements with Deutsche Telekom
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

       and the Nippon Telegraph and Telephone Corporation to provide local loop services in Germany and Japan, respectively, and with other providers to provide such services elsewhere in the world. In addition, Winstar will provide wireless local loops at speeds ranging from multiple 1.5Mb to 155Mb per second. Winstar's technology will allow WAM!NET to deliver high speed reliable service to customers in most targeted major metro areas without the cost and time it takes to deploy fiber. This bandwidth will allow WAM!NET to offer additional services to existing customers, or to market to new customers requiring higher bandwidth.

     - Network Points of Presence. Our hubs consist of large Cisco Systems, Inc. routers and serve to route data traffic across our network. Our hubs are co-located with MCI WorldCom or other facility management providers and each is interconnected over our meshed ATM backbone through at least two diverse routes. We have hubs in the following cities:

              NORTH AMERICA               EUROPE              ASIA
Atlanta               Montreal            Amsterdam           Tokyo
Boston                New York City       Brussels
Chicago               Newark              Copenhagen
Dallas                Oakland             Frankfurt
Denver                Philadelphia        Hamburg
Detroit               Seattle             London
Las Vegas             St. Louis           Manchester
Los Angeles           Toronto             Munich
Miami                 Vancouver           Paris
Minneapolis           Washington D.C.     Stockholm

     - Direct Customer Points of Presence (Network Access Devices). A key differentiator of our network is our deployment of network access devices on our customers' premises. We have deployed over 1,900 network access devices of varying size and complexity based on customer needs and requirements. Our network access devices usually contain a Silicon Graphics O2 processor, a Cisco router, a CSU/DSU, an uninterruptible power supply and disk storage. Our network access devices directly connect our customers to our hubs using a dedicated fixed bandwidth circuit, providing a secure, predictable and reliable connection to our backbone network. We control all of our network access devices remotely, allowing us to fully manage the network end-to-end and rapidly provision new services. In addition, our network access devices are scalable to allow for future customer growth as our customers' needs expand.

     - Storage Network Infrastructure. Our data center infrastructure provides hosting and redundant storage at mirrored sites in Eagan and Las Vegas. Our primary data center facility is located in our Eagan network operating center and includes over 40,000 square feet of environmentally controlled floor space suitable for housing large-scale computer and storage systems. A back-up facility is located in our Las Vegas data center and we expect that additional data center, hosting and storage infrastructure will be available in Brussels to support European customers as needed. We currently have a variety of installed equipment with capacity to store over 40,000 petabytes of total on-line primary and back-up storage capacity and have purchase agreements in place with major storage vendors to purchase additional on-line storage capacity as demand warrants. Additionally, we have over 200 high capacity servers available for hosting our Render on Demand service and other applications.

SALES AND MARKETING

     Over the past three years we have made significant investments in building a direct sales channel to service the media industry. Our initial sales and marketing strategies were aimed at penetrating the top tier of the market, which includes companies that influence others in the industry as they make technology purchasing decisions. These initial efforts captured many of the leading advertising agencies, magazine and book publishing companies, commercial printers and pre-press firms.

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

     Our current selling approach is based on a consultative selling model which leverages our strategic partnerships and customer relationships. Our sales and marketing objectives include:

     - expanding workflow chains by leveraging relationships with influential customers;

     - increasing utilization of services among existing customers using a consultative selling approach;

     - capturing additional multi-site customer opportunities;

     - developing new channels to sell and support our services; and

     - selling and marketing to new vertical industries worldwide.

     Our sales organization is structured to support vertical markets on a global basis. We currently have sales groups in North America, Europe and Japan. Our direct sales force includes coverage in cities such as: New York, Chicago, Boston, Los Angeles, Washington, D.C., Dallas, San Francisco, Atlanta, Seattle, Toronto, Minneapolis, London, Amsterdam, Frankfurt, Hamburg, Oslo, Paris, Stockholm, and Tokyo. Our sales group performs the following activities:

     - Account Management: We work with our existing customers to expand workflow chains, implement additional service offerings, coordinate training and increase utilization. By managing our relationships with our existing customers, we seek to capture a larger portion of their digital workflow and increase our revenues.

     - New Customer Acquisition: We identify and target new customers with significant data transport, workflow application and storage requirements. In particular, we focus on companies that are influential in their media workflow chains.

     - Channel Development: We develop, implement and manage strategic channel relationships with leading suppliers to the media industry on a global basis. We are in the process of negotiating or have entered into marketing arrangements with the following strategic partners:

      -- SGI, a leading provider of hardware and software to the film and animation production segment of the media industry. We entered into a joint marketing agreement with SGI whereby they sell our services to their customers.

      -- Sony, a leading provider of hardware and software to the post-production and broadcast segments of the media industry. Our joint marketing agreement with Sony designates us as its preferred third party digital asset management outsourcing services provider in North America. Sony has indicated they will begin marketing and promoting our services in the second quarter of 2000.

      -- Heidelberg, the world's largest manufacturer of web and sheet fed printing presses. Our multi-year co-marketing agreement with Heidelberg allows it to bundle our services with its own line of digital printing presses worldwide. Heidelberg currently has a total installed customer base of over 55,000 units globally.

      -- 3M/Commercial Graphics Division, a global leader in image graphics solutions. 3M intends to bundle our data transport services within the Scotchprint(R) Graphics Network to provide its customers the ability to send and receive large graphic files securely and efficiently. 3M also pays a portion of the costs of our service contracts with their clients.

      -- Sumitomo, a global trading company whose electronics division is a provider of software, hardware and services to the media industry. Through our joint venture, we have built a sales and marketing organization to penetrate the Japanese market.

      -- Winstar, a leading provider of fixed wireless broadband services. Under our joint marketing agreement, Winstar, has agreed to resell our services to its customers. Additionally, Winstar has agreed to purchase at least $12.5 million of our services for its own use or resale.

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

      -- Impresse, a leading provider of solutions for print job quoting.
         Impresse's main service, impresse.com, is an Internet-based application for bidding and accepting printing jobs. Under our arrangement with Impresse, we will jointly market our e-services to corporate print buyers and integrate impresse.com within our network. This integration will allow impresse.com customers to route print production workflow through our services.

      -- Alias Wavefront, a leading developer and provider of computer animation rendering software. Our joint marketing agreement with Alias Wavefront provides that it will introduce and promote our Render on Demand service to its customers.

CUSTOMER SERVICE

     Our services have been designed to incorporate service level agreements that specify standard customer support service performance parameters. Under our standard service level agreement, we deliver customer support on a 24 hour per day, seven days per week basis through our three call centers located in Eagan, Brussels and Tokyo. Our customer service function is organized around a three-tier support model. Incoming calls are routed through a programmable phone system that is integrated with sophisticated customer support management software. This system automates call processing, automatically logging all incoming calls and recording the specific customer support activities used to resolve customer issues. We provide proactive customer support services geared toward ensuring the smooth operation of our services.

     In addition, we also offer Web-based customer support capabilities through our InfoCenter hosted application. Using this service, customers can log service requests, submit questions and access application documentation on-line. We also have entered into on-site maintenance contracts with SGI to provide support and service for the customer premise equipment that we provide for our Direct Service customers. In connection with our December 1999 agreement with Winstar for backbone capacity and wireless local loop facilities, Winstar has agreed to maintain the equipment, including replacing equipment as needed to connect with Winstar's telecommunications network at a specified level of functionality over the twenty year term of the agreement.

     At the request of some of our subscribers, we also provide custom service level agreements for their specialized customer support requirements. These include provisions for redundant back-up systems including customer premise equipment and local loop connections and special support for customized workflow applications.

COMPETITION

     We face competition from a variety of companies that offer products or services that compete with, or serve as alternatives to, one or more of our service offerings. In addition, several companies have the financial resources and technical expertise to adapt or expand their product and service offerings to become directly competitive with our services.

     Despite limitations related to the capacity and reliability of the Internet, developments and advances in Internet technology are continually improving the functionality of the Internet. Consequently, companies that rely on the Internet to provide competitive services may be able to compete more effectively in the future.

     The following is a summary of the companies which may provide alternatives to our services or currently compete with us, or which may compete with us in the future:

     - Overland and air courier service providers. The majority of our competition comes from traditional overland and air courier services. Federal Express, DHL Worldwide Express and United Parcel Service (UPS) provide delivery services which are currently used by many of our targeted customers to physically transport data files stored on disks. While our potential customers may continue to use these services for their data transport, we believe that our managed data transport services offer superior alternatives for businesses with digital workflow requirements.

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

     - Digital courier and digital file transfer service providers. Vio Worldwide Limited, Williams-Vyvx, a business unit of Williams Communications, Inc., UPS and The docSpace Company each offer services that compete to varying degrees with our managed data transport services.

     - Large telecommunications carriers and Internet oriented service providers. Many of the large established and emerging carriers, such as AT&T Corp., Sprint, MCI WorldCom, Cable & Wireless plc, Global Crossing Ltd., Qwest Communications International Inc., Level 3 Communications, Inc. and Exodus Communications, Inc., are expanding their capabilities to support high-speed, end-to-end communications services. Increasingly, their bundled services include high-speed local access combined with metropolitan and wide area network services that may serve as alternatives to our services. These telecommunications companies have deployed large scale networks, have large numbers of existing customers and enjoy strong brand recognition, and, as a result, may become significant competitors.

     - Data network and applications service providers. Several data networking companies such as Equant N.V., Infonet Services Corporation, Concert Management Services Inc. and Global One offer data networking services to business customers worldwide. These services include ATM and frame relay, private line, Internet access and network outsourcing. These companies have significant experience in offering tailored services and market their expertise. There are also a number of entrants, such as IXnet, Inc., Savvis Communications Corporation and Digital Island Inc., that are targeting specific niches to deliver customers Internet content, data traffic, and voice services worldwide. We believe that they may have the ability to expand their existing networks and service offerings to become more competitive.

     - Disk and tape storage equipment companies. Many established firms currently market, sell and distribute storage equipment that is primarily used to create on-site storage systems. These firms, including EMC Corp., IBM, Hitachi, Sun Microsystems, Inc., Sony, Storage Technologies, Inc. and Ciprico, Inc., either have announced plans to develop, or may in the future develop, network-based storage services and storage area networks
       (SANs) that may utilize private networks or the Internet. These services may have similarities with our planned storage services and may include transactional, per megabyte pricing.

GOVERNMENT REGULATION

     We purchase the telephone equipment, routers and relays for use on our network and we combine that equipment with our software and connect the assembly with telephone circuits provided by common carriers. The common carriers are regulated by the FCC, the Canadian Radio-Television and Telecommunications Commission, or CRTC, and various state regulatory agencies. We believe that under the FCC's current interpretation of the Communications Act of 1934, as amended, the services which we offer to our customers are interstate information (enhanced) services. Consequently, we are not required to obtain licenses or other approvals from the FCC or state regulatory agencies to offer these services. However, if at some time our services are deemed to be intrastate services, certain state regulatory agencies might seek to assert jurisdiction over our products and services. We would then be required to expend substantial time and money to acquire the appropriate licenses and to comply with state regulations. We also believe that under the CRTC's interpretation of Canadian law, our services do not require us to obtain telecommunications permits or approvals in Canada.

     We believe that European Union directives permit us to provide our services in E.U. member states without the need to obtain licenses or other governmental approvals. Bilateral agreements exist between the U.S. and Japan and the U.S. and Hong Kong which encourage unimpeded cross-border provision of enhanced services like those offered by us. Pursuant to the World Trade Organization's General Agreement on Trade and Services, over fifty governments have agreed to permit the competitive provision of enhanced services (i.e., value-added) by nationals of WTO member countries. Nevertheless, certain other countries in Europe, Asia and elsewhere in the world might seek to license and regulate our services.

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

Any such license or regulation may limit, delay or increase our costs to provide services in the international locations in which we may seek to expand our operations.

     In addition to telecommunication regulations, we may become subject to other current or future regulations in the U.S. or abroad as our business continues to develop and as governments respond to changes brought about by the growth of the Internet and e-commerce. These regulations may affect data privacy, marketing or distribution, or may be applicable to specific industries or businesses to which we may offer services. Such regulations would result in economic burdens or technical or legal constraints that could adversely affect our business.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     It is our policy to protect our intellectual property, to seek patent protection for those aspects of our technology that we believe may be patentable and to preserve any copyrights or trade secrets (to the extent not disclosed in any patent) that may be applicable to our services and applications and their related software.

     We have designed most of the proprietary software necessary for the management of our services and applications, including network access device operations and a graphic user interface, Info Center, WAM!PROOF and WAM!BASE applications. We believe that our proprietary software and trade secrets applicable to the operation of our services and applications may be of equal or greater importance to us than patent or copyright protection. We are not aware of any claims of infringement of patents or other intellectual property belonging to others. However, we have conducted only a limited inquiry regarding the possibility of such claims. We have expanded our service and applications offerings in foreign countries and we will increasingly offer our services and applications in foreign countries. Some of these countries may lack intellectual property protection that is comparable to that afforded by the intellectual property laws of the U.S.

LIABILITY AND INSURANCE

     Our services are supported by telecommunications equipment, software, operating protocols and proprietary applications for high-speed transmission of large quantities of data among multiple locations. In such operations, it is possible that data files may be lost, altered or distorted. Moreover, our targeted industries' businesses are extremely time-sensitive, and delays in delivering data or damage to or loss of archival data may cause a significant loss to a customer. Our network and related services and applications and future enhancements or adaptations may contain undetected design faults and software "bugs" that, despite testing, are discovered only after the system has been installed and used by customers. Such faults or errors could cause delays or require design modifications that could adversely affect our business, financial condition and results of operations. Our customer agreements generally contain provisions limiting our liability for damages resulting from errors in the transportation or storage of data to a maximum of $100 per incident or the amount of one year's service charge for all incidents. Nevertheless, we may still be subject to significant claims and potential liability for data losses in the transportation and storage of data on our network. In addition to general business liability insurance coverage, we presently maintain errors and omissions insurance coverage in the amount of $2 million per occurrence. We also presently maintain $5 million of business interruption insurance coverage against losses from fire and other natural disasters. With respect to our data storage services, we maintain $10 million of insurance coverage against any damage or loss of data due to physical damage to our Eagan or Las Vegas facilities. In addition, we maintain a $25 million umbrella policy covering losses or liabilities above our other policies.

EMPLOYEES

     The following table sets forth a breakdown of our employees as of December 31, 1999:

                                                              NUMBER OF
                                                              EMPLOYEES
                                                              ---------
Development.................................................      89
Marketing and sales.........................................     162
Technology and operations...................................     128
Administration..............................................      80
                                                                 ---
     Total..................................................     459
                                                                 ===

     We have never had a work stoppage and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

     We lease an approximately 481,000 square foot modern corporate campus located in Eagan, Minnesota, a suburb of Minneapolis. We currently occupy 160,000 square feet of this facility. SGI subleases 326,000 square feet of space, including common areas, in our corporate campus facility. The term of the sublease with SGI began on March 4, 1999 and ends on May 31, 2004. Effective as of June 1, 2001 and on each June 1, 2002 and 2003, SGI has the option to terminate the sublease by delivering at least six months' prior written notice of termination.

     We own 9,000 square feet of office space in Bournemouth, Dorset, England.

     Our other leased properties include:

     - an approximately 45,000 square foot office facility located in Bloomington, Minnesota which we currently sublease;

     - an approximately 1,580 square foot office facility located in Minneapolis where one of our network operation centers is located;

     - an approximately 7,970 square foot facility located in Las Vegas, where another of our network operation centers is located and which serves as a backup customer service center;

     - an approximately 20,000 square foot office space in Brussels, which contains our European network operation center and customer service operations;

     - an approximately 8,000 square foot manufacturing and warehouse facility located in Eagan;

     - an approximately 1,882 square foot office facility located in Missoula, Montana;

     - small offices in Des Moines, Iowa; Chicago, Illinois; Woburn, Massachusetts; New York, New York; Hamburg, Germany; Hague, Holland; Gothenburg, Sweden; Copenhagen, Denmark; and Paris, France for use by our sales and marketing personnel, business development managers and account executives stationed in those cities;

     - an 18,540 square foot office facility located in Bloomington, Minnesota; and

     - a 16,000 square foot office space located in Bournemouth, Dorset, England.

LEGAL PROCEEDINGS

     Certain holders of warrants issued in connection with bridge loans in 1995 and 1996 have commenced litigation seeking a reduction in the exercise price of those warrants and attorney's fees. Although the warrants provide for downward adjustments under certain circumstances, we believe no adjustment is required. Should the warrant holders' litigation be successful, the gross proceeds receivable by us from exercise of those warrants would be reduced from approximately $8.4 million to $4.9 million. In February 2000, the court denied the plaintiffs' motion for summary judgment that the warrant price should be reduced. The suit is scheduled to begin trial in April 2000.

     We are engaged in certain legal proceedings and claims arising in the ordinary course of our business. The ultimate liabilities, if any, which may result from these legal actions or claims against us cannot be determined at this time. However, it is the opinion of management that facts known at the present time do not indicate that there is a probability that such litigation will have a material effect on our business, financial condition or results of operations.

                                   MANAGEMENT

     The following table sets forth, as of February 29, 2000, the names, ages and positions of our executive officers and directors. Their respective backgrounds are described below.

NAME                                AGE                        POSITION
----                                ---                        --------
Edward J. Driscoll................  39    Chairman of the Board and Chief Executive Officer
Gary L. Hokkanen..................  53    President
Terri F. Zimmerman................  36    Chief Financial Officer
Allen L. Witters..................  40    Chief Technology Officer
Denice Y. Gibson..................  44    Senior Vice President of Global Operations
Lisa A. Gray......................  44    Corporate General Counsel
William E. Sullivan...............  51    Senior Vice President of Global Marketing
Patrick J. Dirk...................  60    Director
Robert L. Hoffman.................  71    Director
William M. Kelly..................  46    Director

     Edward J. Driscoll is one of our founders and a principal shareholder. He has served as our Chairman of the Board and Chief Executive Officer since inception and was President from our inception until May 1999. Previously, Mr. Driscoll was the principal shareholder, Chief Executive Officer, and a director of Cybernet Systems, Inc. Mr. Driscoll founded Cybernet in 1991 to provide network integration services to the pre-press industry. Prior to founding Cybernet, he held various marketing and management positions, most recently as general manager of Roland Marketing, Inc. He holds a Bachelor of Arts degree in economics from St. John's University, Minnesota and a Master of Business Administration degree from the University of St. Thomas. Mr. Driscoll currently serves on the Board of Directors of the Science Museum of Minnesota and on the Advisory Board for the Center for Graphic Communications Management and Technology of New York University.

     Gary L. Hokkanen has served as our President since May 1999. From 1983 until joining our company, he served in executive positions in printing, communications, data and electronics businesses. From 1997 until he joined WAM!NET, Mr. Hokkanen was Chief Executive Officer of The Miner Group, a diversified printing/print technology company. From 1994 to 1997, he served as President and CEO of World Satellite Network, Inc., a satellite communications company. Prior to that, he was President and CEO of Apollo Communications, Inc., a regional data communications company. For more than 5 years before joining our company, he also served as President of Cynergi Group, a firm providing senior management consulting services. Mr. Hokkanen currently serves on the board of directors of the Miner Group International, Super Solutions Corporation and Grafix, Inc.

     Terri F. Zimmerman has served as our Chief Financial Officer since August 1999. From June 1994 to July 1999 she served in various financial management capacities for Great Plains Software Inc. including the positions of Vice President of Finance and Operations, Director of Finance, and Chief Financial Officer. She was previously employed by Deloitte & Touche LLP in Minneapolis as a Senior Manager. Ms. Zimmerman holds a B.A. from the University of North Dakota. Ms. Zimmerman is a certified public accountant.

     Allen L. Witters is one of our founders and a principal shareholder. He has served as our Chief Technology Officer since inception. He is principally responsible for designing and implementing our service architecture. Mr. Witters has been engaged in technical consulting to the computer industry since 1975, including serving as a technical consultant from 1992 to 1996 for Cybernet, and has broad experience in the invention, design, engineering and implementation of software, networks, and network management systems. From 1987 to 1992, Mr. Witters was the Chief Executive Officer and a principal shareholder of Datamap, Inc., a company that was engaged in the development and sale of GIS (geographic information systems) software.

     Denice Y. Gibson has served as our Senior Vice President of Global Operations since July 1999. From October 1997 until joining our company in July 1999, Ms. Gibson served as Senior Vice President and General Manager of the Strategic Software Organization of SGI. From May 1995 until October 1997 she served as Senior Vice President and General Manager of Novell, Inc., a leading provider of network software enabled by directory services. Prior to Novell, Ms. Gibson held senior management positions with Tandem Telecommunications, Candle Corporation and Amdahl Corporation. She holds multiple degrees in psychology and engineering, including a doctorate in engineering management. Ms. Gibson has over 25 years experience in the computer industry.

     Lisa A. Gray has served as our Corporate General Counsel since December 1998. For more than 5 years prior to joining our company, Ms. Gray was a partner at the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd.

     William E. Sullivan became our Senior Vice President of Global Marketing in March 2000. From February 1998 until joining our company, he served as President and Chief Executive Officer of PR 21, a marketing/PR firm and a subsidiary of Daniel J. Edelman, Inc. Prior to this he was Chief Marketing Officer for Imation, a $2.3 billion data storage and imaging company that was spun off from 3M. Dating back to 1979, Mr. Sullivan has had various marketing positions with 3M and his own consulting firm.

     Patrick J. Dirk has served as a director since February 2000. Mr. Dirk has been the Chairman of the Board, President and Chief Executive Officer of Troy Group, Inc. since he co-founded the company in May 1982. From March 1984 to present, Mr. Dirk has served as a Director of Eltrax Systems, Inc., a provider of managed network services, which he co-founded in March 1984, and served as its Chairman of the Board from February 1995 until August 1995. From 1973 until 1982, Mr. Dirk was employed in various capacities by Kroy, Inc., a corporation involved in manufacturing automated lettering machines and related products, serving most recently as President and as a member of its board of directors. Mr. Dirk also serves as a member of the board of directors and advisory boards of several private companies.

     Robert L. Hoffman has served as a director since October 1995. Mr. Hoffman is a founder and shareholder of the law firm of Larkin, Hoffman, Daly & Lindgren, Ltd., where he has practiced law since 1958, and has served as its Chairman and President. He has been extensively involved in land use and development for the past 35 years as both an attorney and in various elected and appointed offices, including 14 years as a member of the Bloomington City Council, seven years as a member of the Metropolitan Council, a land use law instructor at Hamline University School of Law, a member of the Urban Land Institute Development Policies and Regulations Council and a member of the Land Use Advisory Group for the Public Technologies Institute of Washington, D.C.

     William M. Kelly has served as a director since March 1999, originally as the designee of SGI, the holder of our Class B convertible preferred stock. He is a partner in the global technology group of the law firm of Davis Polk & Wardwell, and is based in Menlo Park, California. From 1994 through December 1999, Mr. Kelly held several executive positions at SGI, including at various times General Counsel, Vice President of Business Development, acting Chief Financial Officer and head of the Silicon Interactive software business unit. His most recent position at SGI was as Senior Vice President of Corporate Operations. Mr. Kelly received his Bachelor of Arts and law degrees from Columbia University. He is also a director of MIPS Technologies, Inc.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to our Chief Executive Officer and to each of our four other most highly compensated executive officers for each of the years ended December 31, 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                              COMPENSATION AWARDS
                                                ANNUAL COMPENSATION          ---------------------
                                           ------------------------------    SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                YEAR      SALARY       BONUS           OPTIONS(#)
---------------------------                ----    ----------    --------    ---------------------
Edward J. Driscoll.......................  1999    $  195,000    $ 87,126            500,000
  Chairman of the Board and Chief          1998       195,000          --            750,000
     Executive Officer                     1997       150,000      75,000                 --
Gary L. Hokkanen.........................  1999    $  183,333(1) $122,870          2,250,000
  President                                1998            --          --                 --
                                           1997            --          --                 --
Terri F. Zimmerman.......................  1999    $   75,769(2) $ 29,622          1,600,000
  Chief Financial Officer                  1998            --          --                 --
                                           1997            --          --                 --
Allen L. Witters.........................  1999    $  195,000    $ 76,236            500,000
  Chief Technology Officer                 1998       195,000          --            750,000
                                           1997       150,000      75,000                 --
Denice Y. Gibson.........................  1999    $   97,820(3) $ 38,242          1,200,000
  Senior Vice President of Global          1998            --          --                 --
     Operations                            1997            --          --                 --

---------------
(1) Mr. Hokkanen's employment began in April 1999.

(2) Ms. Zimmerman's employment began in August 1999.

(3) Ms. Gibson's employment began in July 1999.

     The following table sets forth information with respect to stock options granted to the Chief Executive Officer and to each of our four other most highly compensated executive officers during the fiscal year ended December 31, 1999. For the fiscal year ended December 31, 1999, we did not grant any stock appreciation rights to these executives nor did we grant them any stock options at an option price below market value on the date of the grant, as determined by our Board of Directors.

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                        -------------------------------------------------------
                                      % OF TOTAL                                 POTENTIAL REALIZABLE VALUE
                        NUMBER OF      OPTIONS                                     AT ASSUMED ANNUAL RATES
                        SECURITIES    GRANTED TO   EXERCISE                      OF STOCK PRICE APPRECIATION
                        UNDERLYING    EMPLOYEES    OR BASE                           FOR OPTION TERM(3)
                         OPTIONS      IN FISCAL     PRICE                        ---------------------------
NAME                     GRANTED         YEAR       ($/SH)     EXPIRATION DATE        5%            10%
----                    ----------    ----------   --------   -----------------  ------------   ------------
Edward J. Driscoll....    500,000(1)       6%       $2.00     December 30, 2009   $  628,895     $1,593,742

Gary L. Hokkanen......    750,000(2)       9%        2.00     November 7, 2009       943,342      2,390,614
                        1,500,000(1)      19%        2.00     December 30, 2009    1,886,684      4,781,227

Terri F. Zimmerman....    600,000(2)       7%        2.00     November 7, 2009       754,674      1,912,491
                        1,000,000(1)      12%        2.00     December 30, 2009    1,257,789      3,187,485

Allen L. Witters......    500,000(1)       6%        2.00     December 30, 2009      628,895      1,593,742

Denice Y. Gibson......    600,000(2)       7%        2.00     November 7, 2009       754,674      1,912,491
                          600,000(1)       7%        2.00     December 30, 2009      754,674      1,912,491

---------------
(1) These options vest monthly, over 48 months.

(2) These options vest annually, over 3 years.

(3) The potential realizable dollar value of an option grant is the product of
    (a) the difference between (1) the product of the per-share market price at the time of the grant (which we determined was $2.00 on November 2, 1999, which was the price per share attributable to the common stock in the immediately preceding arm's length transaction with an independent third party) and the sum of 1 plus the adjusted stock price appreciation rate and
    (2) the per-share exercise price of the option, and (b) the number of securities underlying the grant at fiscal year-end.

     The following table sets forth information with respect to the value of unexercised stock options held by the Chief Executive Officer and each of the four other most highly compensated executive officers as of December 31, 1999. None of the persons listed in the table below exercised any stock options during 1999.

                         FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                             OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END(1)
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Edward J. Driscoll........................   2,750,000         500,000      $2,080,000       $     --
Gary L. Hokkanen..........................     250,000       2,000,000              --             --
Allen L. Witters..........................   2,750,000         500,000       2,080,000             --
Terri F. Zimmerman........................     200,000       1,400,000              --             --
Denice Y. Gibson..........................     200,000       1,000,000              --             --

---------------
(1) Amount based on the fair market value of our common stock on December 31, 1999, as determined by our Board of Directors, less the exercise price payable under the options.

DIRECTORS' COMPENSATION

     We do not pay annual compensation to our directors. Each director is reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In January 1996, we granted Mr. Hoffman 75,000 stock options at an exercise price of $0.96 per share, which options expire November 30, 2005, all of which were vested and exercisable as of December 31, 1999. In December 1999, we granted Mr. Hoffman an additional 75,000 stock options at an exercise price of $2.00 per share, which options expire December 31, 2009, all of which were vested and exercisable as of December 31, 1999. In December 1999, we granted Mr. Kelly 75,000 stock options at an exercise price of $2.00 per share vesting monthly over 12 months and expiring December 31, 2009.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee.

     The members of the compensation committee are Messrs. Kelly and Hoffman. The compensation committee is responsible for determining the salaries and incentive compensation of our management and key employees and administering our stock option plan.

     The members of the audit committee are Messrs. Kelly, Hoffman and Dirk. The responsibilities of the audit committee include:

     - recommending to our board of directors an independent audit firm to audit our financial statements and to perform services related to the audit;

     - reviewing the scope and results of our audits with our independent auditors;

     - considering the adequacy of our internal accounting control procedures;

     - considering auditors' independence; and

     - reviewing our quarterly and annual reports.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee is or has ever been an officer or employee of ours or an officer or employee of any of our subsidiaries. During 1998, none of our executive officers served on the compensation committee or as a director of another entity whose executive officers served on our compensation committee or Board of Directors. From inception, certain legal services have been provided to us by Larkin, Hoffman, Daly & Lindgren, Ltd. Robert L. Hoffman, a member of the compensation committee, is a shareholder of Larkin, Hoffman, Daly & Lindgren, Ltd. See "Certain Transactions -- Other Agreements."

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Edward J. Driscoll, Gary L. Hokkanen, Terri F. Zimmerman, Allen L. Witters, Denice Y. Gibson and Lisa A. Gray. These agreements are for one-year terms that automatically renew unless the employee's employment is terminated earlier in accordance with the terms summarized below. The salary to be received by each executive is the base salary in effect as of January 1, 2000, which is to be reviewed periodically at intervals of not more than twelve (12) months in accordance with our salary review policies. Each executive is eligible to participate in an executive bonus plan as approved by the Board of Directors on an annual basis and eligible to participate in all benefit programs we offer.

     Each of the employment agreements may be terminated by us for cause or by the respective executive without further obligation on the part of either party.

     If any of the executives were terminated without cause, then the executive would be entitled to:

     - base salary through his or her next contract renewal date and any bonus to which he or she would have been entitled had he or she remained in our employ through his or her next annual renewal date;

     - a severance cash payment equal to two (2) times the executive's then annual base salary;

     - coverage under our health and major medical plans for a period of 18 months after termination; and

     - acceleration of any of the executive's unvested stock options.

     In the event of a change of control, each executive would have rights similar to those to which they are entitled if they are terminated for cause.

     Each executive is subject to a two-year non-compete agreement after they leave our employ, except under circumstances where we terminate them without cause or following a change of control.

STOCK OPTION PLANS

     The Board of Directors adopted the 1994 stock option plan in September 1994, and our shareholders approved it in October 1994. The 1994 stock option plan has been subsequently amended, most recently on April 24, 1998, in conjunction with the adoption of the 1998 combined stock option plan, to reflect our name change to WAM!NET Inc., to incorporate prior amendments to the 1994 stock option plan and to limit the number of shares of common stock available for issuance under the amended 1994 stock option plan to 7,000,000. The Board of Directors adopted the 1998 combined stock option plan and the amendments to the 1994 stock option plan on April 24, 1998, and our shareholders approved the plans on May 30, 1998. Each stock option plan is currently administered by the Board of Directors.

     Our plans provide for the grant of stock options which qualify as "incentive stock options" under Section 422 of the Federal Tax Code, as well as the grant of stock options which are "nonqualified options." Under each plan, the Board of Directors or, if the Board of Directors appoints one, a stock option committee, has complete discretion to select the grantees and to establish the terms and conditions of each option, subject in all cases to the applicable provisions of the plan and the Federal Tax Code. Options granted under a plan are not transferable and are subject to various other conditions and restrictions. Participation in the amended 1994 stock option plan is limited to (i) our officers and regular full-time executive, administrative, professional, production and technical employees who are salaried employees and
(ii) consultants and non-employee directors. Participation in the combined 1998 stock option plan is limited to our employees and to non-employee directors and non-employee consultants. The 1998 combined stock option plan permits the grant of options to eligible employees who are foreign nationals on such terms and conditions different from those specified in the 1998 stock option plan as may, in the judgment of the Board or the stock option committee, be necessary or desirable to foster and promote achievement of the purposes of the 1998 stock option plan, and, in furtherance of such purposes, the Board or such committee may make such addenda, modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of applicable laws in other countries in which we operate or have employees. An addendum to the 1998 combined stock option plan extends the benefits of stock options granted under the 1998 combined stock option plan to our employees or those of our subsidiaries who are residents of the United Kingdom.

     A total of 7,000,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the amended 1994 stock option plan and a total of 25,000,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1998 combined stock option plan, subject to adjustment for stock splits or recapitalizations. Shares subject to cancelled, unexercised, lapsed or terminated options are available for subsequently granted options under a plan. Upon exercise of an option, payment of the exercise price in cash is required, or, at the board of directors' discretion, by the delivery of shares of common stock already owned by the optionee or a promissory note for all or a portion of the exercise price of the shares so purchased or a combination of the foregoing. There is no express limitation on the duration of a plan; however, incentive stock options may not be granted after the date that is ten years from the date of shareholder approval of a plan. The board of directors may terminate either plan and, subject to certain limitations, may amend either plan at any time without shareholder approval. As of December 31, 1999, there were 6,797,022 options issued and outstanding under the amended 1994 stock option plan at exercise prices ranging from $0.45 to $8.00 per share. As of December 31, 1999, there were 8,183,617 options issued and outstanding under the 1998 combined stock option plan, at exercise prices ranging from $2.00 to $8.00 per share.

     In addition to options granted under the plans, we have also granted certain officers and consultants options to purchase a total of 5,465,000 shares of common stock at exercise prices ranging from $0.45 to $3.90 per share.

                              CERTAIN TRANSACTIONS

1996 MCI WORLDCOM CONVERTIBLE NOTE

     In September 1996, we issued the $5.0 million 1996 MCI WorldCom convertible note to MCI WorldCom. As of December 31, 1999, $6.1 million was outstanding under the note, which included $1.1 million of accrued but unpaid interest. Interest on the 1996 MCI WorldCom convertible note accrues at an annual rate of 10%, payable semi-annually. The principal amount of the convertible note is convertible into 5 million shares of our common stock. The shares of common stock issuable upon conversion of the 1996 MCI WorldCom convertible note are subject to registration rights. We have entered into a subordination agreement with MCI WorldCom that covers the 1996 MCI WorldCom convertible note. See
"-- 1998 MCI WorldCom Agreement" below.

1996 MCI WORLDCOM PREFERRED STOCK, SUBORDINATED NOTE AND WARRANT PURCHASE AGREEMENT

     1999 Class A Preferred Stock. In November 1996, we entered into a preferred stock, subordinated note and warrant purchase agreement with MCI WorldCom. Pursuant to this agreement, we issued 100,000 shares of our Class A preferred stock to MCI WorldCom for an aggregate purchase price of $1.0 million. MCI WorldCom has exchanged its shares of Class A preferred stock for 115,206 shares of a new series of Class A preferred stock. Holders of shares of the new series of Class A preferred stock are entitled to one vote for each share held of record, voting together with the holders of common stock as a single class, on all matters submitted to a vote of shareholders. The new series of Class A preferred stock is mandatorily redeemable for approximately $1.4 million on December 31, 2001.

     1996 MCI WorldCom Subordinated Note. Pursuant to the preferred stock, subordinated note and warrant purchase agreement, we also issued to MCI WorldCom a $28.5 million subordinated note due December 31, 2003, of which $23.0 million aggregate principal amount was outstanding as of December 31, 1999. Interest on the outstanding principal amount of the MCI WorldCom subordinated note accrues at an annual rate of 7%, and is payable semi-annually.

     1996 MCI WorldCom Warrants. Pursuant to the preferred stock, subordinated note and warrant purchase agreement, we also issued to MCI WorldCom warrants to purchase, on or before December 31, 2000, up to 20,787,500 shares of common stock. These warrants have an exercise price of $1.16 per share, increasing at a rate of $0.016 per quarter, subject to anti-dilution provisions. The shares of common stock issuable upon exercise of the warrants are subject to registration rights.

     The new series of Class A preferred stock and the 1996 MCI WorldCom Subordinated Note are also covered by our subordination agreement with MCI WorldCom. See "-- 1998 MCI WorldCom Agreement" below.

MCI WORLDCOM GUARANTEED REVOLVING CREDIT FACILITY

     In September 1997, we entered into a revolving credit facility with The First National Bank of Chicago as lender and agent. The maximum amount that can be borrowed under the revolving credit facility is $25.0 million. MCI WorldCom has guaranteed the payment of all amounts owed under the revolving credit facility. At December 31, 1999, we had borrowed the full $25.0 million available under the revolving credit facility. In consideration of MCI WorldCom's guaranty, we granted to MCI WorldCom 8,396,170 Class A warrants and 14,204,835 Class B warrants to purchase shares of common stock at an initial exercise price of $3.90 per share, subject to anti-dilution provisions. The Class A warrants may be exercised until December 31, 2000. The Class B warrants are exercisable only if the revolving credit facility is not repaid in September 2000. We intend to repay this facility with a portion of the net proceeds from this offering.

1998 MCI WORLDCOM AGREEMENT

     In February 1998, in connection with the issuance of our 13.25% senior discount notes due 2005, MCI WorldCom agreed to defer, until September 5, 2005, all cash payments of principal, premium and interest on, or dividend, distribution, redemption and other payments in respect of the 1996 MCI WorldCom convertible note, the Class A preferred stock owned by MCI WorldCom and the 1996 MCI WorldCom subordinated note. The agreement provides that the payment of the principal of and interest on the 1996 MCI WorldCom convertible note and the 1996 MCI WorldCom subordinated note may be accelerated only in the event of the acceleration of the payment of the principal amount of the 13.25% senior discount notes following an event of default with respect to those notes. The agreement grants MCI WorldCom the right to convert into shares of common stock, at the fair market value on the date of such conversion, (a) accrued but unpaid interest on the 1996 MCI WorldCom convertible note, and (b) accrued but unpaid interest on the 1996 MCI WorldCom subordinated note from December 31, 2003 through the date such amount is converted into common stock.

1999 MCI WORLDCOM CONVERTIBLE NOTE

     In January 1999, we issued a convertible note to MCI WorldCom in the principal amount of up to $25 million, due August 28, 2005. On January 13 and March 4, 1999, respectively, we borrowed $10 million and $15 million on the terms provided for in the note. The note automatically converted into 2,196,317 shares of our Class D convertible preferred stock immediately prior to the closing of SGI's March 1999 equity investment described below. The Class D convertible preferred stock (including accumulated but undeclared in-kind dividends) is currently convertible into 2,666,563 shares of our common stock at the conversion price of $10.04 per share, subject to anti-dilution provisions, and is mandatorily convertible in the event of an underwritten public offering of our common stock at a price of at least $12.52 per share. In connection with the issuance of the 1999 MCI WorldCom convertible note, we also issued warrants to MCI WorldCom to purchase 350,000 shares of our common stock at an exercise price of $0.01 per share. MCI WorldCom is entitled to registration rights with respect to the common stock underlying the Class D convertible preferred stock and the 1999 MCI WorldCom warrants.

OTHER AGREEMENTS WITH MCI WORLDCOM

     MCI WorldCom has guaranteed the performance of our obligations under an Amended and Restated Service Provision Agreement, dated February 12, 1999 between us and Time Inc.

     We have entered into service arrangements with MCI WorldCom, including an Application for Data Services pursuant to which MCI WorldCom provides us with interexchange telecommunications service, frame relay service and ATM service, and co-location agreements pursuant to which we lease space for our distribution hubs. We believe that these arrangements are on terms that are similar to those that could be obtained from an independent third-party on an arm's-length basis. Pursuant to our arrangements with MCI WorldCom, we have guaranteed monthly usage levels of data communications with MCI WorldCom totaling in aggregate approximately $2.9 million and $1.7 million for the years ending December 31, 2000 and 2001, respectively. If these agreements are terminated prior to their expiration date, we will be liable to MCI WorldCom for termination contingencies equal to the difference between the guaranteed monthly usage level and the amount actually used each year. Our data communications expense under telecommunication contracts with MCI WorldCom was approximately $16.7 million, $11.8 million and $5.5 million for the years ended December 31, 1999, 1998 and 1997. In addition, in connection with the issuance of the 1999 MCI WorldCom convertible note, we have agreed to make available to MCI WorldCom certain technology developed by us for integration with MCI WorldCom's infrastructure and product and service suites on terms mutually acceptable to us and MCI WorldCom, provided that this technology is provided on terms and conditions that are at least as favorable, when viewed in their entirety, as we provide (or may in the future provide) to any other person or entity not affiliated with MCI WorldCom.

SGI INVESTMENTS

     In March 1999, we consummated a transaction in which SGI purchased (a) 5,710,425 shares of our Class B convertible preferred stock and (b) 878,527 shares of our Class C convertible preferred stock. The Class B convertible preferred stock is currently convertible while the Class C convertible preferred stock may not be converted until the earlier of September 4, 2000, or the consummation of an underwritten public offering of our common stock. The Class B convertible preferred stock (including accumulated but undeclared in-kind dividends) is currently convertible into 6,923,144 shares of our common stock at the conversion price of $9.77 per share. The Class C convertible preferred stock (including accumulated but undeclared in-kind dividends) is currently convertible into 1,066,625 shares of our common stock at the conversion price of $10.04 per share. The Class B and Class C convertible preferred stock are subject to anti-dilution provisions and are mandatorily convertible in the event of an underwritten public offering of our common stock at a price of at least $12.13 and $12.52 per share, respectively. SGI is entitled to registration rights with respect to the shares of common stock underlying the Class B and Class C convertible preferred stocks.

     The Class B convertible preferred stock has the right, voting separately as a class, to elect one member to our Board of Directors.

     As consideration for the issuance of the Class B and the Class C convertible preferred stock to SGI, we received $75 million, of which $35 million was paid in cash and $40 million was paid by way of transfer to us of SGI's corporate campus facility located in Eagan, Minnesota. See
"Business -- Facilities."

     In connection with SGI's investment, we entered into a preferred provider agreement, pursuant to which we have developed a list of existing SGI customers in the entertainment industry that we believe represent a significant revenue opportunity for us over the next three years. SGI has agreed to jointly develop a marketing, sales and implementation plan to address these accounts, including field resource commitments, compensation to SGI for field activities and professional services, and other matters applicable to the sale of our service to these potential customers. In addition, we intend to explore with SGI a broader strategic relationship that we believe will enable us to obtain the benefit of SGI's presence in the entertainment industry and other selected commercial accounts.

     The preferred provider agreement also allows us to purchase hardware, software and services over a four year period at prices based on SGI's most favored pricing models. Pursuant to our preferred provider agreement, we have made a firm $35 million purchase commitment during the period commencing December 1, 1998 and ending December 31, 2000. We will be obligated to pay SGI an amount equal to 10% of the unpurchased commitment if we do not purchase the entire commitment amount during that period. As of December 31, 1999, we had made purchases of approximately $12.4 million. We believe that the discounted prices, reduced commissions and lower servicing fees for such products and services will result in lower network operations expense in the future.

     In February 2000, SGI purchased additional shares of preferred stock pursuant to a subscription right we granted to SGI in connection with its initial equity investment in our company in March 1999. SGI purchased 10,000 shares of Class F convertible preferred stock for $10 million in cash. The Class F convertible preferred stock accumulates dividends at an annual rate of 7%, added monthly to the accreted liquidation value of the stock, and votes as a class on an "as converted" basis with the common stock. The Class F convertible preferred stock is convertible into a total of 1,937,984 shares of common stock at a conversion rate of $5.16 per share, subject to anti-dilution provisions.

STOCKHOLDERS' AGREEMENT

     Concurrently with the closing of SGI's initial investment in March 1999, we entered into a stockholders' agreement with SGI and MCI WorldCom pursuant to which SGI and MCI WorldCom each agreed to provide the other party with certain tag-along rights with respect to the transfer of any shares of the Class B, Class C or Class D convertible preferred stock owned by them, or the transfer of any shares of common stock into which such stock may be converted. In addition, the parties have agreed that the terms of future material agreements between us and MCI WorldCom must be approved by a majority of the disinterested directors on our board of directors. On March 8, 2000, the stockholders' agreement was amended to provide Winstar and Cerberus Partners, L.P. the same tag-along rights as SGI and MCI WorldCom, and broadened the securities subject to the terms of the agreement to include the Class E, F and G convertible preferred stock owned by the parties.

WINSTAR AGREEMENT

     In December 1999, we entered into an agreement with Winstar pursuant to which we purchased a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities. Under this agreement, we took title to equipment of varying bandwidth. Winstar has agreed to maintain this equipment, including replacement as necessary, and maintain its connectivity to Winstar's telecommunications network at a specified level of functionality over the agreement's term. We have the right to assign or sell our rights under the agreement. We made an initial $20.0 million payment in January 2000 for our 20-year indefeasible right of use, and are required to make quarterly payments, beginning at $5.0 million and increasing to approximately $24.9 million, over the seven-year period ending December 15, 2006. The indefeasible right of use has been capitalized in property, plant and equipment and we have recorded a related liability at the agreed-upon fair value of $260.3 million, which liability bears an effective interest rate of 8.3%.

     Under related agreements, Winstar has committed to purchase from us $12.5 million of services, which Winstar may sell to third parties. Winstar's commitment was prepaid in December 1999. This prepayment has been recorded as deferred revenue. We have also entered into a sublease agreement with Winstar for space in our Minnesota data center. In December 1999, Winstar made a one-time advance payment of approximately $12.5 million. We are required to repay this advance payment at $200,000 per month over 10 years, at an imputed interest rate of 15.7%. We have recorded the advance payment as a borrowing. The sublease has an initial term of 10 years, during which Winstar must pay monthly payments in the approximate amount of $81,000 and its prorated share of utilities, taxes and operating expenses. Winstar has the option to extend the sublease for two successive 5 year terms at 50% of then prevailing market rates and its share of those expenses.

     In connection with the foregoing agreements with Winstar, Winstar purchased 50,000 shares of our Class E convertible preferred stock and exercised an option to purchase an additional 35,000 shares of such stock for an aggregate purchase price of $85 million. Of this amount, $35 million was paid in cash and $50 million was paid through the transfer to us of 1,071,429 shares of Winstar's common stock valued at $46.66 per share (as adjusted for a 3-for-2 stock split declared by Winstar in February 2000). The Class E convertible preferred stock accumulates dividends at an annual rate of 7%, added monthly to the accreted liquidation value of the stock. Each of the two largest holders of Class E convertible preferred stock has the right to designate one director, and vote on an as-converted basis, not to exceed 17.5% of total voting power, on all matters submitted to the vote of common stock holders, including the election of directors. The Class E convertible preferred stock is initially convertible into 19,714,147 shares of common stock at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions.

OTHER AGREEMENTS

     In February and March 2000, Sumitomo and other investors purchased 10,000 shares of our Class G convertible preferred stock for $10 million in cash. Holders of Class G convertible preferred stock have the right to vote, on an as-converted basis, with holders of common stock on all matters submitted to a vote of stockholders. The Class G convertible preferred stock is convertible into 1,937,984 shares of common stock, at a conversion rate of $5.16 per share, subject to anti-dilution provisions. The Class G convertible preferred stock will mandatorily convert into common stock upon the closing of this offering. In March 2000, other investors purchased 16,725 shares of Class E convertible preferred stock from us for $16.7 million in cash.

     Edward J. Driscoll, Jr., father of our Chairman of the Board and Chief Executive Officer, purchased 250,000 shares of common stock at our inception in 1994. As consideration for such shares, Mr. Driscoll paid us $500 and agreed to provide consulting services to us. In January 1998, Mr. Driscoll was granted an option to purchase up to 200,000 shares of common stock at a price of $3.90 per share as partial consideration for his agreement to provide additional consulting services to us. Mr. Driscoll is a shareholder of Larkin, Hoffmann, Daly & Lindgren, Ltd., which provides legal services to us.

     George H. Frisch, who provides legal services to us, purchased 250,000 shares of common stock at our inception in 1994. As consideration for such shares, Mr. Frisch paid us $500 and agreed to provide legal services to us. In November 1995, Mr. Frisch was granted warrants to purchase an additional 150,000 shares of common stock at the price of $0.60 per share as partial consideration for his agreement to provide additional legal services to us. In addition, Mr. Frisch was granted, in July 1997, an option to purchase up to 100,000 shares of common stock at a price of $0.96 per share, and he was granted, in January 1998, an option to purchase up to 200,000 shares of common stock at a price of $3.90 per share, in both cases as partial consideration for his agreement to provide additional legal services to us.

     We loaned $305,000 to Allen L. Witters, our Chief Technology Officer, on September 1, 1998, of which approximately $300,000 remains outstanding. As security for the repayment of principal of and interest on this indebtedness, Mr. Witters granted us a lien on 60,000 shares of our common stock.

     In consideration for our purchase from David Townend of 31,680,000 ordinary shares of 4-Sight Limited in connection with the 4-Sight acquisition in February 1998, Mr. Townend received $8.0 million in cash and 1,317,300 shares of common stock. In addition, Mr. Townend is entitled to receive 48.95% of the 750,000 shares of common stock that comprises the deferred consideration for our purchase of 4-Sight. Mr. Townend is Managing Director of our subsidiary, WAM!NET U.K. Limited.

     The delivery of the additional 750,000 shares of common stock is contingent on WAM!NET U.K. Limited achieving certain sales objectives over the three year period ending March 13, 2001. Specifically, former shareholders of 4-Sight will be entitled to receive 625,000 shares of common stock if revenues attributable to customer sites outside the U.S. and Canada and receivable by WAM!NET or any of its subsidiaries exceeds $50 million for the period from March 13, 1998 to March 13, 2001. Former shareholders of 4-Sight will be entitled to receive an additional 125,000 shares of common stock if such revenues exceed $70 million for such period.

     From inception, certain legal services have been provided to us by Larkin, Hoffman, Daly & Lindgren, Ltd. Edward J. Driscoll, Jr., father of our Chairman of the Board and Chief Executive Officer, and Robert L. Hoffman, one of our directors, are shareholders of Larkin, Hoffman, Daly & Lindgren, Ltd. We have been advised that the amounts paid to this firm have not exceeded 5% of its total gross revenues in any of the past three years.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of March 1, 2000, with respect to the beneficial ownership of our common stock by:

     - each person known by us to own beneficially more than five percent of the outstanding shares of our common stock,

     - our directors and our executive officers named in the Summary Compensation Table under "Management -- Executive Compensation," and

     - all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares of common stock subject to options, warrants and convertible securities that are exercisable or convertible within 60 days of March 1, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, warrants or convertible securities, but such shares are not deemed outstanding for computing the percentage ownership of any other person. Certain of the outstanding shares of our capital stock are subject to a voting agreement. Unless otherwise indicated, the address for each stockholder is c/o WAM!NET Inc., 655 Lone Oak Drive, Eagan, Minnesota 55121.

                                                                                      PERCENTAGE
                                                                                  BENEFICIALLY OWNED
                                                                                 --------------------
                                                                 SHARES           BEFORE      AFTER
BENEFICIAL OWNER(1)                                        BENEFICIALLY OWNED    OFFERING    OFFERING
-------------------                                        ------------------    --------    --------
Edward J. Driscoll(2)....................................       4,791,666          39.0%
Gary L. Hokkanen(3)......................................         604,165           6.0
Terri F. Zimmerman(4)....................................         262,500           2.7
Allen L. Witters(2)......................................       4,791,666          39.0
Denice Y. Gibson(5)......................................         250,000           2.6
Robert L. Hoffman(6).....................................         150,000           1.6
William M. Kelly(7)......................................          25,000             *
Patrick J. Dirk(8).......................................         124,957           1.3
MCI WorldCom, Inc.(9)....................................      32,355,272          77.3
Winstar(10)..............................................      16,472,868          63.4
SGI(11)..................................................       8,861,128          48.3
Cerberus(12).............................................       2,906,977          23.4
Sumitomo(13).............................................         968,992           9.3
James L. Ecker(14).......................................         922,520           9.3
James R. Clancy(15)......................................         875,000           8.4
George H. Frisch(16).....................................         700,000           7.0
John R. Kauffman(17).....................................         575,000           5.7
David A. Townend(18).....................................       1,317,300          13.9
All directors and executive officers as a group (10
  persons)(2)(3)(4)(5)(6)(7)(8)(9).......................      11,557,245          68.3

---------------
  * Represents beneficial ownership of less than one percent of outstanding shares of our common stock.

 (1) Except as indicated by footnote, we understand the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

 (2) Includes 2,770,833 shares issuable upon exercise of vested stock options and 20,833 shares issuable upon exercise of stock options which will vest within 60 days.

 (3) Includes 302,082 shares issuable upon exercise of vested stock options and 302,083 shares issuable upon exercise of stock options which will vest within 60 days.

 (4) Includes 231,250 shares issuable upon exercise of vested stock options and 31,250 shares issuable upon exercise of stock options which will vest within 60 days.

 (5) Includes 225,000 shares issuable upon exercise of vested stock options and 25,000 shares issuable upon exercise of stock options which will vest within 60 days.

 (6) Issuable upon exercise of vested stock options. Address: Larkin, Hoffman, Daly & Lindgren, Ltd., 1500 Northwest Financial Center, 7900 Xerxes Avenue South, Bloomington, MN 55431.

 (7) Includes 12,500 shares issuable upon exercise of vested stock options and 12,500 shares issuable upon options which will vest within 60 days.
     Address: Davis Polk and Wardwell, 1600 El Camino Road, Menlo Park, CA
     94025.

 (8) Includes 4,167 shares issuable upon exercise of stock options which will vest within 60 days. Address: TROY Group, Inc., 2331 South Pullman Street, Santa Anna, CA 72705.

 (9) Includes 24,688,709 shares issuable upon exercise of warrants that are currently exerciseable, 5 million shares issuable upon conversion of a convertible subordinated note in the aggregate principal amount of $5.0 million and 2,196,317 shares of Class D convertible preferred stock which are immediately convertible into 2,666,563 shares of common stock and are mandatorily convertible into shares upon completion of an underwritten public offering at an offering price of $12.52 per share. Excludes (i) 19,049,766 shares issuable upon exercise of warrants that will terminate unexercised upon repayment of our $25 million revolving credit facility with a portion of the net proceeds from this offering and (ii) shares issuable upon conversion of accrued interest on a convertible note at fair market value on the date of conversion. See "Use of Proceeds." MCI WorldCom also owns 115,206 shares of Class A preferred stock.

(10) Includes 85,000 shares of Class E convertible preferred stock which are immediately convertible into 16,472,868 shares of common stock and are mandatorily convertible into common stock, at the then effective conversion rate, at any time after the completion of an underwritten public offering, on the last trading day of the first consecutive 20 trading days during which the average closing price (weighted by daily trading volume) of the common stock is at least $8.00 per share. Address: 685 Third Ave., New York, NY 10017.

(11) Includes 5,710,425 shares of Class B convertible preferred stock which are immediately convertible into 6,923,144 shares of common stock and are mandatorily convertible into shares of common stock upon completion of an underwritten public offering at an offering price of $12.13 per share, and 10,000 shares of Class F convertible preferred stock which are immediately convertible into 1,937,984 shares of common stock and are mandatorily convertible into shares of common stock, at the then effective conversion rate, at any time after the completion of an underwritten public offering, on the last trading day of the first consecutive 20 trading days during which the average closing price (weighted by daily trading volume) of the common stock is at least $8.00 per share. Excludes 878,527 shares of Class C convertible preferred stock which are mandatorily convertible into 1,066,625 shares of common stock upon completion of an underwritten public offering at offering price of $12.52 per share. The Class C convertible preferred stock becomes convertible at the option of the holders, beginning September 2000. Address: 2011 N. Shoreline Blvd., Mountain View, CA 94043-1389.

(12) Includes 15,000 shares of Class E convertible preferred stock which are immediately convertible into 2,906,977 shares of common stock and are mandatorily convertible into shares of common stock, at the then effective conversion rate, at any time after the completion of an underwritten public offering, on the last trading day of the first consecutive 20 trading days during which the average closing price (weighted by daily trading volume) of the common stock is at least $8.00 per share. Address: 450 Park Ave., New York, NY 10022.

(13) Includes 5,000 shares of Class G convertible preferred stock which are immediately convertible into 968,992 shares of common stock and are mandatorily convertible into common stock upon completion of an underwritten public offering. Address: 1-2-2 Hitotsubashi, Chiyoda-Ku, Tokyo, 100 Japan.

(14) Includes 416,665 shares issuable upon exercise of warrants that are currently exercisable and 50,000 shares owned by the Ecker Family Limited Partnership, of which Mr. Ecker is a partner. Address: 5061 Interlachen Bluff, Edina, MN 55436.

(15) Includes 812,500 shares issuable upon exercise of vested stock options and 62,500 shares issuable upon exercise of stock option which will vest within 60 days.

(16) Includes 450,000 shares issuable upon exercise of currently exercisable options and warrants. Address: 5030 Woodlawn Blvd., Minneapolis, MN 55417.

(17) Includes 575,000 shares issuable upon exercise of vested stock options.
     Address: 303 South Kootenia Creek Road, Stevensville, MT 59870.

(18) Address 2 Poole Road, Bournemouth, Dorset, BH 25 QY England.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 500 million shares, of which 490,000,000 are classified as common stock, 9,900,000 are classified as undesignated stock and 100,000 are designated as Class A preferred stock. Our Board of Directors has the authority, without further action by the stockholders but subject to any limitations prescribed by Minnesota law, to issue shares of our undesignated stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of such series, which could decrease the amount of earnings and assets available for distribution to holders of our common stock. The issuance of any preferred stock from our authorized but unissued undesignated stock could have the effect of delaying or preventing a change in control or making removal of our management more difficult. Additionally, the issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock.

     The following description is only a summary of the material provisions of our common stock and preferred stock. You should refer to our Articles of Incorporation, Bylaws and the Certificates of Designation, which are filed as exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference herein, and applicable provisions of Minnesota law for additional details regarding our capital stock.

COMMON STOCK

     As of March 1, 2000, there were 9,494,797 shares of our common stock issued and outstanding and held of record by approximately 70 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available. See "Dividend Policy." All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our Board of Directors has designated from our authorized shares of undesignated stock 115,206 shares of Class A preferred stock, 5,710,425 shares of Class B convertible preferred stock, 878,527 shares of Class C convertible preferred stock, 2,196,317 shares of Class D convertible preferred stock, 115,000 shares of Class E convertible preferred stock, 50,000 shares of Class F convertible preferred stock and 10,000 shares of Class G convertible preferred stock.

     Dividends.  Dividends accumulate on our preferred stock as follows:

     - Class A preferred stock -- quarterly at the rate of $0.175 per share;

     - Class B, C, D and G convertible preferred stock -- annually at the rate of 7% of the original purchase price per share; and

     - Class E and F -- monthly at the rate of 7% of the accreted liquidation value per share per annum.

     We do not pay cash dividends on our preferred stock. Rather, dividends either accrete to the liquidation value or are payable in kind through the issuance of shares of the same class of preferred stock.

     Conversion. The 1999 Class A preferred stock is not convertible into common stock or any other capital stock of our company. Except for the Class C preferred stock, which may not be optionally converted into shares of common stock until September 4, 2000, all of the classes of convertible preferred stock are immediately convertible into shares of common stock at the option of the holders thereof.

     The conversion price and the number of shares of common stock into which each class of our convertible preferred stock is convertible, as of March 14, 2000, are set forth in the table below. The prices and share amounts are subject to anti-dilution provisions.

                                                                                             SHARES OF
                                                     NUMBER OF                              COMMON STOCK
                                                  PREFERRED SHARES        CURRENT          ISSUABLE UPON
CLASS OF PREFERRED STOCK                            OUTSTANDING       CONVERSION PRICE       CONVERSION
------------------------                          ----------------    ----------------    ----------------
Class B.........................................     5,710,425             $ 9.77             6,923,144
Class C.........................................       878,527             $10.04             1,066,625
Class D.........................................     2,196,317             $10.04             2,666,563
Class E.........................................       101,725             $ 5.16            19,714,147
Class F.........................................        10,000             $ 5.16             1,937,984
Class G.........................................        10,000             $ 5.16             1,937,984

------------------------

     All classes of our convertible preferred stock are mandatorily convertible into our common stock under the following circumstances:

     - Class B, C, D and G convertible preferred stock -- shall be automatically converted into shares of common stock at the then effective conversion price upon the closing of an underwritten offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of common stock to the public at a price per share that is not less than $12.13 for the Class B convertible preferred stock and $12.52 for the Class C and Class D convertible preferred stock. The Class G convertible preferred stock does not require a minimum offering price before automatic conversion in the event of an underwritten public offering of common stock.

     - Class E and F convertible preferred stock -- shall be automatically converted into shares of common stock at the then effective conversion price on the last trading day of the first consecutive 20 trading days during which the average (weighted by daily trading volume) closing price of the common stock is at least $8.00.

     Redemption.  Our preferred stock is subject to redemption by us as follows:

     - Class A preferred stock -- will expire and is to be automatically redeemed on December 31, 2001 at a price of $10 per share, plus any dividends accrued but not paid thereon.

     - Class C and Class G convertible preferred stock -- may be redeemed by us at any time within 18 months from the initial issuance date at a redemption price of 110% of the original purchase price for the shares ($11.38 for the Class C and $1,000 for the Class G), plus an amount equal to dividends accumulated but unpaid on the shares, if any.

     - Class E and Class F convertible preferred stock -- may be redeemed at any time by us after the third anniversary of the initial issuance date at a redemption price equal to 155% of the original purchase price of the shares ($1,000), plus an amount equal to dividends on the shares accrued but not paid.

     We do not have the right to redeem the Class B or Class D convertible preferred stocks. The redemption provisions applicable to the Class A preferred stock, however, are subject to the provisions of our 13.25% senior discount notes, which prohibit any redemption while those notes remain outstanding. None of our preferred stocks are redeemable at the option of the holders thereof.

     Change of Control. We are required to make an offer to purchase all outstanding shares of our Class E and Class F convertible preferred stock promptly after the occurrence of a "change of control." A change of control will occur for this purpose if

     - we sell, lease, transfer, convey or otherwise dispose of all or substantially all of our assets;

     - we effect a transaction in which (1) any person acquires more than 50% of our voting securities or (2) the holders of our voting securities have the right to acquire less than 50% of the voting stock of the surviving entity; or

     - a majority of our directors are no longer persons who were members of our board on March 1, 2000, or who were recommended or nominated to be directors by our incumbent board members.

     The price we pay in any change of control offer will not be less than 125% of the liquidation amount per share of our Class E and Class F convertible preferred stock. As of March 1, 2000, our Class E convertible preferred stock and our Class F convertible preferred stock each had a liquidation value of $1,000 per share.

     Ranking. All classes of our preferred stock rank on par with each other and prior to our common stock with respect to dividends and rights on liquidation.

     All of the rights and preferences associated with our Classes B, C, D, E, F and G preferred stock expire upon conversion of that class into common stock.

WARRANTS

     The following discussion summarizes our outstanding warrants. Substantially all of the exercise prices referred to below are subject to anti-dilution provisions.

     1995-1996 Subordinated Notes. From December 1995 through July 1996, in connection with short-term financing since repaid, we issued warrants to purchase 6,160,000 shares of our common stock, all of which are exercisable. Of these warrants, 1,760,000 have an exercise price of $1.00 per share and expire on December 31, 2000. The remaining 4,400,000 warrants have an exercise price of $1.50 per share and expire as follows: 1,100,000 on March 31, 2003 and 3,300,000 on June 30, 2003.

     Leasing Technologies. In connection with an equipment leasing arrangement with Leasing Technologies International, Inc., in March 1996, we issued to Leasing Technologies warrants to purchase 45,000 shares of our common stock at an exercise price of $1.50 per share. The warrants are immediately exercisable and expire on April 30, 2003.

     1996 MCI WorldCom Subordinated Note. In connection with our issuance of the 7% subordinated note due December 31, 2003, we issued to MCI WorldCom warrants to purchase 20,787,500 shares of common stock, which have a current exercise price of $1.16 per share, increasing by $0.016 per quarter. The warrants are immediately exercisable and expire on December 31, 2000. See "Certain Transactions -- Preferred Stock, Subordinated Note and Warrant Purchase Agreement."

     MCI WorldCom Guaranteed Revolving Credit Facility. As consideration for MCI WorldCom's guaranty of our obligations under our revolving credit facility with The First National Bank of Chicago, in September 1997 we issued to MCI WorldCom Class A warrants to purchase 8,396,170 shares of our common stock at an exercise price of $3.90 per share. The Class A warrants are immediately exercisable and will expire on December 31, 2000. We also issued Class B warrants to MCI WorldCom to purchase 14,204,835 shares of our common stock at an exercise price of $3.90 per share, which will vest on September 22, 2000, unless MCI WorldCom's guarantee is released or before that time we repay all our obligations under the revolving credit facility. We intend to repay our obligations under the credit facility with a portion of the net proceeds from this offering. In that event, the Class B warrants will terminate unexercised.

     13.25% Senior Discount Notes. In March 1998, we sold 208,530 units consisting of $208.5 million aggregate principal amount at maturity of 13.25% senior discount notes and 625,590 warrants to purchase an aggregate of 1,257,436 shares of our common stock, subject to adjustment. The warrants have an exercise price of $0.01 per share and will expire on March 1, 2005. The warrants become exercisable upon the earliest to occur of the following events:

     - our consolidation or merger with another company;

     - any person, other than MCI WorldCom, acquiring the right to vote more than 50% of our voting stock;

     - the 90th day following the initial public offering of our common stock;

     - a class of our equity securities being listed on a national exchange or otherwise subject to registration under the Exchange Act; or

     - September 1, 2000.

     1999 MCI WorldCom Warrant. In connection with the issuance of a $25 million convertible note to MCI WorldCom, we issued to MCI WorldCom warrants to purchase 350,000 shares of our common stock at an exercise price of $0.01 per share. The warrants are exercisable and expire on April 30, 2004.

     Sale-Leaseback Financing. In connection with our sale-leaseback agreement with CCPRE, in September 1999, we issued to CCPRE warrants to purchase 325,000 shares of our common stock at an exercise price of $12.00 per share. The warrants are exercisable and expire on September 30, 2009.

     Other Warrants. In November 1995, we issued 150,000 warrants to George H. Frisch and 416,665 warrants to Jim Ecker to purchase shares of our common stock at an exercise price of $0.60 per share. The warrants are exercisable and expire on November 17, 2002 and November 17, 2000.

REGISTRATION RIGHTS

     The following discussion summarizes the registration rights that we have given to some of the holders of our securities.

  Silicon Graphics, Inc.

     Pursuant to the terms of the preferred stock purchase agreement with SGI dated March 4, 1999, SGI, as holder of the Class B convertible preferred stock and Class C convertible preferred stock, is currently entitled to unlimited piggyback registration rights, and one demand registration, commencing on the sixth month anniversary of the closing of this offering, with respect to the underlying shares of common stock.

     Pursuant to the terms of the Class F preferred stock purchase agreement with SGI dated as of February 3, 2000, the holders of a majority of the outstanding shares of the Class F preferred stock (currently SGI) have the right, on two occasions, to demand registration of the underlying shares of common stock, and have unlimited piggyback registration rights with respect to those shares. These rights commence on the sixth month anniversary of the closing of this offering.

  Winstar Communications, Inc.

     Pursuant to the terms of the Class E convertible preferred stock purchase agreement with Winstar and certain other investors, dated as of December 31, 2000, the holders of a majority of the outstanding shares of the Class E convertible preferred stock (currently Winstar) have the right, on two occasions, to demand registration of the underlying shares of common stock, and have unlimited piggyback registration rights, with respect to those shares. These rights commence on the six month anniversary of this offering.

  MCI WorldCom, Inc.

     Class D Convertible Preferred Stock. Pursuant to the Class D preferred stock conversion agreement with MCI WorldCom dated March 4, 1999, MCI WorldCom, as the holder of Class D convertible preferred stock, is currently entitled to unlimited piggyback registration rights, and one demand registration right, which right commences on the sixth month anniversary of the closing of this offering, with respect to the underlying shares of common stock.

     1996 MCI WorldCom Convertible Note. MCI WorldCom is currently entitled to one demand registration right and unlimited piggyback registration rights with respect to the common stock underlying the 1996 MCI WorldCom convertible note, terminating on September 17, 2001.

     Other MCI WorldCom Warrants. MCI WorldCom was granted unlimited piggyback registration rights with respect to shares of common stock underlying the 1996 MCI WorldCom warrants, the Class A and B warrants and the 1999 MCI WorldCom warrant. The piggyback registration rights for the 1996 MCI WorldCom warrants are currently exercisable, while the registration rights for the Class A and B warrants can be exercised as of September 26, 2000, and the registration rights for the 1999 MCI WorldCom warrants can be exercised as of January 13, 2002.

  Sumitomo Corporation

     Pursuant to the terms of the Class G convertible preferred stock purchase agreement with Sumitomo Corporation and certain other investors, dated as of February 18, 2000, the holders of a majority of the voting rights represented by the Class G convertible preferred stock have the right, on one occasion, to demand registration of the underlying shares of common stock. The demand registration rights commence upon the later of February 18, 2001 or the nine month anniversary of the closing of this offering. In addition, the holders of the Class G convertible preferred stock have unlimited piggy back rights with respect to the shares of underlying common stock. These rights commence upon the later of February 18, 2001 or the sixth month anniversary of the closing of this offering.

  Other Registration Rights

     1995-1996 Subordinated Notes. The holders of the warrants issued in connection with the issuance of $5.6 million aggregate amount of 1995-1996 subordinated notes are entitled to piggyback registration rights with respect to the underlying shares of common stock, which are currently exercisable.

     13.25% Senior Discount Notes. The holders of the warrants issued in connection with the 13.25% senior discount note offering are entitled to unlimited piggyback registration and one demand registration with respect to shares underlying such warrants. These rights commence upon the occurrence of any event which causes the warrants to be exercisable. The warrants become exercisable 90 days following the completion of this offering, unless we permit their earlier exercise.

     Limitation of Registration Rights. In the event the managing underwriter of an underwritten offering determines that the number of shares participating in that offering exceeds the number which can be sold without adversely affecting or unreasonably interfering with the offering, the managing underwriter may limit, and for certain of the warrants exclude, the exercise of demand or piggyback registration rights. In the event a managing underwriter determines to limit the exercise of registration rights with respect to a particular offering, the holders of the 1998 warrants will have priority over other warrant holders who wish to participate in that offering.

MINNESOTA ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the Minnesota Business Corporation Act. The existence of authorized but unissued undesignated stock and certain provisions of Minnesota law could have an anti-takeover effect. These provisions are intended to provide management with the flexibility to discourage an unsolicited takeover bid if the Board of Directors determines that such a takeover bid is neither in our best interests nor the best interests of our shareholders. These provisions include the ability of our board of directors to designate from our authorized and undesignated shares one or more series of stock which could have rights and preferences superior to our common stock, thereby deterring a potential acquiror. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions may also have the effect of preventing changes in our management.

     In general, Section 302A.671 of the Minnesota Business Corporation Act requires the disclosure of specific information by the acquiring person and restricts the voting of certain percentages of voting control to be acquired in a control share acquisition of a corporation's voting stock until after shareholder approval of voting rights. A "control share acquisition" is defined as certain acquisitions, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power in the election of directors of the corporation in excess of certain voting percentages (20%, 33.3% or 50%). In general, Section 302A.673 of the Minnesota Business Corporation Act prohibits an issuing, public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved prior to the date the shareholder becomes an interested shareholder by a majority of a committee of disinterested directors of the corporation or, if there are no disinterested directors, by a committee of disinterested persons selected by the board of directors. A "business combination" includes mergers and asset sales with the interested shareholder or an affiliate or associate of the interested shareholder and any other transaction resulting in the receipt by the interested shareholder or an affiliate or associate of the interested shareholder of certain financial benefits. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation's outstanding shares entitled to vote or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation's outstanding shares entitled to vote.

     In the event of certain takeover offers for capital stock of a Minnesota corporation, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of capital stock (including but not limited to acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the last purchase of shares pursuant to a takeover offer unless the selling shareholders are given the opportunity to dispose of the shares of capital stock to the offeror on terms that are substantially equivalent to those contained in the earlier takeover offer. Section 302A.675 does not apply if a committee of the board of directors consisting of its disinterested directors (excluding present and former officers and employees of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier takeover offer.

     These provisions of the Minnesota law could delay and make more difficult a business combination, particularly one opposed by the board of directors, even if the business combination could be beneficial, in the short term, to the interests of shareholders. These statutory provisions could also depress the price certain investors might be willing to pay in the future for shares of our common stock because it may make hostile takeovers more difficult and costly, and therefore, less attractive to a potential acquiror.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Amended and Restated Articles of Incorporation limit the liability of our directors to the fullest extent permitted by Chapter 302A, Minnesota Business Corporation Act, as amended, and our Bylaws limit the liability of our officers and directors to the fullest extent permitted by Minnesota Business Corporation Act, Section 302A.521.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .
Its address is                , and its telephone number at this location is
            .

LISTING

     We intend to apply to list our common stock on the Nasdaq National Market under the trading symbol "WMNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of the underwriters'
over-allotment option and no exercise or conversion of options, warrants of other convertible securities other than our Class G convertible preferred stock. Of these shares:

     - all of the shares of our common stock sold in this offering will immediately be freely tradable, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act;

     - 5,342,110 shares will be immediately eligible for sale pursuant to Rule 144(k) under the Securities Act; and

     - the remaining 6,090,671 shares held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act.

     In addition, upon completion of the offering, an aggregate of      shares
of common stock will be issuable upon exercise or conversion of outstanding options, warrants and convertible securities. Of these shares, no shares will be immediately eligible for sale pursuant to Rule 144(k) under the Securities Act and all shares will be "restricted securities," as that term is defined in Rule 144 under the Securities Act.

     Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 or Rule 701, which are summarized below.

     As a result of the contractual restrictions described below and the provisions of Rule 144 and Rule 701, the restricted securities will be available for sale in the public market on the date which is no sooner than 180 days from the date of the effectiveness of the registration statement of which this prospectus forms a part, subject, in the case of Rule 144, to the volume limitations and other conditions of that rule.

LOCK-UP AGREEMENTS.

     Our executive officers, directors and certain security holders, who hold a
total of      shares of common stock and other securities convertible into or
exercisable or exchangeable for an additional                shares of common
stock, will have signed lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of the effectiveness of the registration statement of which this prospectus forms a part, subject to certain exceptions. Transfers or dispositions will be able to be made sooner with the prior written consent of Merrill Lynch.

RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned "restricted" shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal          shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

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

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement may resell such shares after the completion of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of Class B, Class C, Class D, Class E, Class F and Class G convertible preferred stock, the warrants issued in connection with the 13.25% senior discount notes, the 1999 MCI WorldCom warrants, the MCI WorldCom Class A warrants, the 1996 MCI WorldCom warrants and the warrants issued in connection with the 1995-1996 subordinated notes will be entitled to certain registration rights with respect to the approximately 66,352,592 shares of common stock issuable upon conversion or exercise of those securities. See "Description of Capital Stock -- Registration Rights." After such a registration, any shares registered would become freely tradable without restriction under the Securities Act.

STOCK OPTION PLANS

     As of December 31, 1999, options to purchase 14,980,639 shares of common stock were issued and outstanding under our stock option plans. In addition to options granted under the plans, we also have granted certain officers and consultants options to purchase 5,465,000 shares of common stock. We intend to file, concurrently with the effectiveness of the registration statement relating to this prospectus, a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our amended 1994 stock option plan and 1998 stock option plan. The S-8 registration statement will become effective immediately upon filing. Shares of common stock issued upon the exercise of stock options granted under our stock option plans will be eligible for resale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of the lock-up agreements described above. Shares registered under the S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.

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

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Robert W. Baird & Co., Incorporated are acting as representatives of the underwriters. Subject to the terms and conditions contained in a purchase agreement among us, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below. The underwriters will be committed to purchase and pay for all such shares if any are purchased.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Goldman, Sachs & Co. .......................................
Robert W. Baird & Co. Incorporated..........................
             Total..........................................

     The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain conditions by counsel to the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel, or modify such offer and to reject offers in whole or in part.

     We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus to certain dealers at the same price less a concession
of not more than $     per share. The underwriters may allow and the dealers may
reallow a discount not in excess of $     per share on sales to other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, the underwriting discount and proceeds before expenses to us. The information assumes either no exercise and full exercise of the underwriters' over-allotment option.

                                          PER SHARE   WITHOUT OPTION   WITH OPTION
                                          ---------   --------------   -----------
Public offering price...................
Underwriting discount...................
Proceeds, before expenses, to WAM!NET...

     We expect to incur expenses of approximately $       (exclusive of the
underwriting discount and commissions) in connection with this offering. These expenses consist of the following:

     - a registration fee of $30,360;

     - an NASD filing fee of $12,000;

     - Nasdaq National Market listing fee of $          ;

     - estimated blue sky fees and expenses of $          ;

     - estimated printing and engraving expenses of $          ;

     - estimated legal fees and expenses of $          ;

     - estimated accounting fees and expenses of $          ;

     - estimated transfer agent fees and expenses of $          ; and

     - estimated miscellaneous fees and expenses of $          .

OVER-ALLOTMENT OPTION

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an additional shares of our common stock at the initial public offering price set forth on the cover page of this prospectus less the underwriting discount. The underwriters may exercise these options solely to cover over-allotments, and to the extent the underwriters exercise such option, each underwriter will have a firm commitment to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement. If purchased, such additional shares will be sold by the underwriters on the
same terms as those on which the        shares are being sold.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to          shares of the common stock offered by this
prospectus to certain individuals designated by WAM!NET who have expressed an interest in purchasing such shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

NO SALES OF SIMILAR SECURITIES

     We and each of our directors, executive officers and certain of our
securityholders who beneficially own an aggregate of          shares of our
common stock have agreed with the representatives that during a period of 180 days from the date of this prospectus we and they will not, without first obtaining the written consent of Merrill Lynch, subject to certain exceptions, directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision will apply to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It will also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We intend to apply for listing of the common stock on the Nasdaq National Market. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among WAM!NET and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

     - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

     - the present stage of our development, and

     - the above factors in relation to market values and various valuation measures of other companies which we and the representatives of the underwriters believe to be comparable to WAM!NET.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Merrill Lynch acted as an initial purchaser of our 13.25% senior discount notes in March 1998, for which it received usual and customary fees. The underwriters and their respective affiliates provide and have provided banking, advisory and other financial services to WAM!NET in the ordinary course of the underwriters' businesses and may do so from time to time in the future. The underwriters have received customary compensation in connection with these transactions.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for WAM!NET by Willkie Farr & Gallagher, New York, New York. Certain members of Willkie Farr & Gallagher beneficially own 1,275 shares of Class E preferred stock convertible into an aggregate of 247,093 shares of common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., New York, New York.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly we file reports and other information with the SEC. You may read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF WAM!NET INC.

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Shareholders' Deficit............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
WAM!NET Inc.

     We have audited the accompanying consolidated balance sheets of WAM!NET Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WAM!NET Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Minneapolis, Minnesota
March 2, 2000

                                  WAM!NET INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   6,272    $  27,180
  Accounts receivable, net of allowance of $430 and $1,570
     at December 31, 1998 and 1999..........................      3,466        3,982
  Inventory.................................................      1,534        1,254
  Prepaid expenses and other current assets.................      3,187        4,018
                                                              ---------    ---------
Total current assets........................................     14,459       36,434
Property, plant and equipment, net..........................     62,467      358,336
Goodwill, net...............................................     27,734       21,421
Deferred financing charges, net.............................     20,183       18,300
Other assets................................................        616          764
                                                              ---------    ---------
Total assets................................................  $ 125,459    $ 435,255
                                                              =========    =========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $  17,098    $  13,739
  Accrued salaries and wages................................      4,801        2,839
  Accrued expenses..........................................      3,036        6,450
  Deferred revenue..........................................         --        2,500
  Current portion of long-term debt.........................      5,324       55,950
                                                              ---------    ---------
Total current liabilities...................................     30,259       81,478
Deferred revenue............................................         --       10,000
Long-term debt, less current portion........................    203,914      490,450
Class A Redeemable Preferred Stock..........................      1,140        1,212
Shareholders' deficit:
  Class B Convertible Preferred Stock.......................         --           57
  Class C Convertible Preferred Stock.......................         --            9
  Class D Convertible Preferred Stock.......................         --           22
  Common Stock..............................................         93           95
  Additional paid-in capital................................     54,302      156,680
  Accumulated deficit.......................................   (164,387)    (303,614)
  Accumulated other comprehensive income (loss).............        138       (1,134)
                                                              ---------    ---------
          Total shareholders' deficit.......................   (109,854)    (147,885)
                                                              ---------    ---------
          Total liabilities and shareholders' deficit.......  $ 125,459    $ 435,255
                                                              =========    =========

                            See accompanying notes.

                                  WAM!NET INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1997         1998         1999
                                                           ---------    ---------    ---------
Revenues:
  Net service revenue....................................  $   1,555    $   6,799    $  17,319
  Software and hardware sales............................         --       10,791        7,476
                                                           ---------    ---------    ---------
Total revenues...........................................      1,555       17,590       24,795
Operating expenses:
  Network communication fees.............................      7,364       18,259       26,318
  Cost of software and hardware..........................         --        3,537        2,905
  Network operations and development.....................      7,478       35,095       22,928
  Selling, general and administrative....................     13,527       45,422       43,392
  Depreciation and amortization..........................      2,668       17,668       34,875
                                                           ---------    ---------    ---------
                                                              31,037      119,981      130,418
                                                           ---------    ---------    ---------
Loss from operations.....................................    (29,482)    (102,391)    (105,623)
Other income (expense):
  Interest income........................................        202        1,748          814
  Interest (expense).....................................     (4,356)     (22,626)     (35,693)
  Other income...........................................         --           39        1,275
                                                           ---------    ---------    ---------
  Net loss before income tax benefit.....................    (33,636)    (123,230)    (139,227)
  Income tax benefit.....................................         --        1,352           --
                                                           ---------    ---------    ---------
Net loss.................................................    (33,636)    (121,878)    (139,227)
  Less preferred dividends...............................        (70)         (70)      (5,890)
                                                           ---------    ---------    ---------
Net loss applicable to common stock......................  $ (33,706)   $(121,948)   $(145,117)
                                                           =========    =========    =========
Net loss applicable per common share -- basic and
  diluted................................................  $   (5.19)   $  (13.87)   $  (15.58)
                                                           =========    =========    =========
Weighted average number of common shares
  outstanding -- basic and diluted.......................  6,496,345    8,793,961    9,315,900
                                                           =========    =========    =========

                            See accompanying notes.

                                  WAM!NET INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             CONVERTIBLE                                 ACCUMULATED
                                          COMMON STOCK     PREFERRED STOCK   ADDITIONAL                     OTHER
                                         ---------------   ---------------    PAID-IN     ACCUMULATED   COMPREHENSIVE
              DESCRIPTION                ISSUED   AMOUNT   ISSUED   AMOUNT    CAPITAL       DEFICIT        INCOME         TOTAL
              -----------                ------   ------   ------   ------   ----------   -----------   -------------   ---------
Balance at December 31, 1996...........  6,480     $65        --     $--      $  6,125     $  (8,873)      $    --      $  (2,683)
  Accumulated and unpaid dividends in
    connection with Class A Redeemable
    Preferred Stock....................     --      --        --      --           (70)           --            --            (70)
  Amortization of stock options........     --      --        --      --           426            --            --            426
  Value of warrants issued in
    connection with line of credit in
    September..........................     --      --        --      --         4,766            --            --          4,766
  Issuance of Common Stock upon merger
    with FreeMail......................    125       1        --      --           487            --            --            488
  Issuance of Common Stock upon debt
    conversion at a price of $.38 per
    share..............................     65       1        --      --            24            --            --             25
  Exercise of stock options............     30      --        --      --            13            --            --             13
  Net loss.............................     --      --        --      --            --       (33,636)           --        (33,636)
                                         -----     ---     -----     ---      --------     ---------       -------      ---------
Balance at December 31, 1997...........  6,700      67        --      --        11,771       (42,509)           --        (30,671)
  Accumulated and unpaid dividends in
    connection with Class A Redeemable
    Preferred Stock....................     --      --        --      --           (70)           --            --            (70)
  Amortization of stock options........     --      --        --      --        12,538            --            --         12,538
  Value of warrants issued in
    connection with Senior Discounted
    Notes..............................     --      --        --      --        10,047            --            --         10,047
  Issuance of Common Stock upon merger
    with 4-Sight.......................  2,500      25        --      --        19,975            --            --         20,000
  Issuance of Common Stock upon debt
    conversion at a price of $.38 per
    share..............................     65       1        --      --            24            --            --             25
  Exercise of stock options............     23      --        --      --            17            --            --             17
  Comprehensive loss:
    Net loss...........................     --      --        --      --            --      (121,878)           --       (121,878)
    Foreign currency translation
      adjustment.......................     --      --        --      --            --            --           138            138
                                                                                                                        ---------
  Total comprehensive loss.............     --      --        --      --            --            --            --       (121,740)
                                         -----     ---     -----     ---      --------     ---------       -------      ---------
Balance at December 31, 1998...........  9,288      93        --      --        54,302      (164,387)          138       (109,854)
  Accumulated dividends in connection
    with Class A Redeemable Preferred
    Stock..............................     --      --        --      --           (72)           --            --            (72)
  Amortization of stock options........     --      --        --      --           166            --            --            166
  Value of warrants issued in
    connection with financing
    transaction........................     --      --        --      --         2,796            --            --          2,796
  Issuance of Convertible Preferred
    Stock..............................     --             8,785      88        99,410            --            --         99,498
  Issuance of Common Stock upon debt
    conversion at a price of $.38 per
    share..............................    198       2        --      --            73            --            --             75
  Exercise of stock options............      9      --        --      --             5            --            --              5
  Comprehensive loss:
    Net loss...........................     --      --        --      --            --      (139,227)           --       (139,227)
    Foreign currency translation
      adjustment.......................     --      --        --      --            --            --        (1,272)        (1,272)
                                                                                                                        ---------
  Total comprehensive loss.............     --      --        --      --            --            --            --       (140,499)
                                         -----     ---     -----     ---      --------     ---------       -------      ---------
Balance at December 31, 1999...........  9,495     $95     8,785     $88      $156,680     $(303,614)      $(1,134)     $(147,885)
                                         =====     ===     =====     ===      ========     =========       =======      =========

                            See accompanying notes.

                                  WAM!NET INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1997        1998         1999
                                                              --------    ---------    ---------
OPERATING ACTIVITIES
Net loss....................................................  $(33,636)   $(121,878)   $(139,227)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Non-cash interest expense, including related warrant
    values..................................................     1,624       18,295       29,080
  Value of stock options issued to employees and
    consultants.............................................       426       12,522          166
  Depreciation and amortization.............................     2,668       17,668       34,875
  Loss on disposal of property and equipment................       797           69        1,746
  Changes in operating assets and liabilities:
    Accounts receivable.....................................      (386)         647         (516)
    Prepaid expenses and other assets.......................      (415)      (8,424)        (969)
    Accounts payable........................................     1,832       14,795       (3,359)
    Deferred Revenue........................................        --           --       12,500
    Accrued expenses........................................     3,173       10,428           34
                                                              --------    ---------    ---------
Net cash used in operating activities.......................   (23,917)     (55,878)     (65,670)
INVESTING ACTIVITIES
Purchases of property and equipment.........................   (16,599)     (54,584)     (25,208)
Patent expenditures.........................................        --         (370)         (87)
Business acquisitions (net of cash acquired)................        --      (16,350)        (647)
Proceeds from sale of investments...........................     1,000           --           --
                                                              --------    ---------    ---------
Net cash used in investing activities.......................   (15,599)     (71,304)     (25,942)
FINANCING ACTIVITIES
Proceeds from sale of preferred stock.......................        --           --       34,707
Proceeds from borrowings (net of financing expenses)........    36,958      161,800       95,771
Proceeds from exercise of stock options.....................        --           15            5
Payments on borrowings......................................   (11,612)     (28,998)     (16,986)
                                                              --------    ---------    ---------
Net cash provided by financing activities...................    25,346      132,817      113,497
Effect of foreign currencies on cash........................        --          363         (977)
                                                              --------    ---------    ---------
Net (decrease) increase in cash and cash equivalents........   (14,170)       5,998       20,908
Cash and cash equivalents at beginning of year..............    14,444          274        6,272
                                                              --------    ---------    ---------
Cash and cash equivalents at end of year....................  $    274    $   6,272    $  27,180
                                                              ========    =========    =========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES
Value of interest cost assigned to warrants.................  $  4,766    $  10,047    $   4,297
Equipment financed through equipment financing..............     1,764           --           --
Conversion of accrued interest to subordinated debt.........     1,363        1,965        1,837
Issuance of convertible preferred stock in exchange for
  land, building, and furniture and fixtures................        --           --       40,000
Dividends declared but unpaid...............................        70           70           60
Purchase of network facilities..............................                             260,280
Issuance of common stock relating to acquisition............       488       20,000           --
Cashless exercise of stock options..........................        13           --           --
Conversion of convertible subordinated debenture for common
  stock.....................................................        25           25           75
Conversion of accrued dividends to preferred stock..........        --           --          152
Conversion of debt to preferred stock.......................        --           --       24,791
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid for interest......................................     1,208        2,276        6,332

                            See accompanying notes.

                                  WAM!NET INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

     The Company is a leading global provider of business-to-business e-services for the media industry. The Company enables entertainment, advertising, publishing, printing and related media businesses worldwide to collaborate on-line within their workflow chains.

     The Company offers customers a wide array of e-services that meet their need to collaborate digitally with their workflow partners. The Company's services, applications and infrastructure provide a common electronic workflow platform for customers, enabling them to achieve measurable operating efficiencies, cost savings and productivity growth.

  CONSOLIDATION POLICY AND FOREIGN CURRENCY TRANSLATIONS

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its 90% owned joint venture. All significant intercompany accounts and transactions have been eliminated in consolidation. All assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. The functional currencies of the Company's foreign subsidiaries are considered to be the respective subsidiary's local currency. All translation gains and losses resulting from fluctuations in currency exchange rates of these subsidiaries are recorded in equity as a component of accumulated other comprehensive loss.

  REVENUE RECOGNITION

     The Company records revenue from its digital data delivery network services on a monthly basis based upon service contracts signed with customers. The service contracts provide for monthly minimum usage amounts by the customer. The Company recognizes the minimum monthly amount as earned over the life of the service contract. If a customer's usage exceeds the maximum usage specified in the service contract, the Company will record additional revenue in the month that the overage occurs. The Company does not receive initial up-front amounts or pre-payments from customers. The Company also may offer service rebates. Revenue from hardware and software sales is recognized upon delivery of the hardware and software, unless there are remaining obligations. Other service fees are recognized as revenue in the period the service is provided to the customer.

  DEFERRED REVENUE

     Deferred revenue represents amounts received in advance of providing the related services. (See Note 4).

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments classified as cash equivalents consist of high grade commercial paper, certificates of deposit and United States Treasury Bills. Cash equivalents are considered available for sale and are stated at cost, which approximates fair value.

  ACCOUNTS RECEIVABLE

     The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers and maintains allowances for potential credit losses, which, when

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

realized, have generally been within management expectations. No single customer or region represents a significant concentration of credit risk.

  INVENTORIES

     Inventories, principally software and hardware held for sale, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful life of three to thirty years.

  GOODWILL

     The excess of the cost over the fair value of net assets acquired is amortized on a straight-line basis over a period of three to five years. The Company periodically reviews the recoverability of goodwill, on an on-going basis, based on estimated future cash flows from the related operations. Accumulated amortization was $5,308 and $11,954 at December 31, 1998 and 1999.

  DEFERRED FINANCING COSTS

     Deferred financing costs represent costs related to the issuance of debt and are capitalized and amortized over the related lives of the debt. Accumulated amortization was $5,959 and $11,135 at December 31, 1998 and 1999.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of impairment loss recorded will be measured as the amount by which the carrying value of the assets exceeds the fair value of the assets.

  INCOME TAXES

     Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities.

  PRODUCT DEVELOPMENT

     Costs associated with the development of new products and services are charged to operations in the year incurred. These costs for 1997, 1998 and 1999 were $3,364, $13,447 and $8,278, respectively. The Company capitalizes software developed for internal use in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The amounts capitalized are amortized over two years. During 1998 and 1999 the Company capitalized $1,659 and $3,129. Accumulated amortization was $350 and $2,206 at December 31, 1998 and 1999.

  STOCK SPLIT

     In February 1998, the Board of Directors declared a five-for-one Common Stock split effected in the form of a stock dividend. All references to number of shares, options and warrants and conversion price and exercise price per share have been adjusted to reflect this stock split on a retroactive basis.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  NET LOSS PER COMMON SHARE

     The Company's basic net loss per share is computed by dividing net loss by the weighted average shares of common stock outstanding during the period. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities. Diluted loss per share as presented is the same as basic earnings per share as the effect of outstanding options, warrants and convertible securities is anti-dilutive.

  STOCK-BASED COMPENSATION

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its stock plans. Under APB 25, when the exercise price of an employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  USE OF ESTIMATES

     Preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from those estimates.

  RECLASSIFICATION

     Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

2.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is summarized as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Land........................................................  $     --    $  8,800
Building....................................................       605      30,931
Network facilities..........................................        --     260,280
Network equipment...........................................    50,907      65,941
Other support equipment.....................................    18,046      23,989
Furniture and fixtures......................................     2,802       4,180
Leasehold improvements......................................     6,506       3,888
                                                              --------    --------
                                                                78,866     398,009
Less accumulated depreciation...............................   (16,399)    (39,673)
                                                              --------    --------
                                                              $ 62,467    $358,336
                                                              ========    ========

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3.  LONG-TERM DEBT

     Long-term debt consisted of:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998          1999
                                                              -----------    --------
13.25% senior discount notes................................   $138,975      $157,999
Lines of credit.............................................     24,000        27,137
Equipment financing.........................................     18,860        21,041
Sale-leaseback financing....................................         --        38,246
Subordinated notes payable..................................     27,403        29,165
Other financing (see Note 4)................................         --        12,532
Network facilities financings (see Note 4)..................         --       260,280
                                                               --------      --------
                                                                209,238       546,400
Less current portion........................................     (5,324)      (55,950)
                                                               --------      --------
                                                               $203,914      $490,450
                                                               ========      ========

  SENIOR DISCOUNT NOTES

     On March 5, 1998, the Company sold 208,530 units of 13.25% Senior Discount Notes due 2005 (Notes). Each unit consists of a $1 principal note and three warrants. The aggregate principal amount of the notes payable at maturity is $208,530. The sale of the Units resulted in net proceeds to the Company of $119,203. Cash interest does not accrue nor is it payable prior to March 1, 2002. Thereafter, cash interest on the Notes will accrue on the Notes at a rate of 13.25% per annum (calculated on a semiannual bond equivalent basis) and will be payable semiannually in arrears on March 1 and September 1 of each year, commencing September 1, 2002.

     In connection with the Notes, the Company issued 625,590 warrants to purchase a total of 1,257,436 shares of common stock. Each warrant entitles the holder to purchase 2.01 shares of common stock at an exercise price of $.01 per share. The warrants were valued using the Black-Scholes pricing model at $10,047, which is being amortized as interest expense over the life of the Notes. Amortization of the warrants value was $867 and $1,166 for the years ended December 31, 1998 and 1999.

  LINES OF CREDIT

     The Company has a $25,000 line of credit agreement with a bank which expires in September 2000. The line of credit is guaranteed by MCI WorldCom and the Company must obtain MCI WorldCom's consent prior to each borrowing under the line. At December 31, 1999, the amount outstanding on the line of credit was $25,000. The line of credit has both Eurodollar and Floating Rate advances. The Eurodollar and Floating Rate advances accrue interest at LIBOR plus 55 basis points (6.00 % at December 31, 1999) and prime (8.5% at December 31, 1999). Interest on the LIBOR borrowings is payable upon maturity and on the prime borrowings is payable quarterly.

     In connection with MCI WorldCom's guarantee of the line of credit agreement, the Company issued Class A warrants to purchase 8,396,170 common shares and Class B warrants to purchase 14,204,835 common shares at an initial exercise price of $3.90 per share. The Class A warrants were immediately exercisable and expire on December 31, 2000. The Class A warrants were valued at $4,766, using the Black-Scholes pricing model, and are being amortized as interest expense over the life of the agreement. Amortization of the warrants for the years ended December 31, 1997, 1998 and 1999 was $502, $1,589 and $1,589. The Class B warrants are exercisable only if the line of credit is not repaid in September 2000.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

It is management's intention to fully repay the line of credit on or before its due date. The Class B warrants were deemed to have no value based on management's intentions and ability to repay the line of credit prior to maturity.

     In July 1999, the Company entered into a $20,000 credit facility with Foothill Capital Corporation ("Foothill"), which expires in July 2001. The credit facility contains a $10,000 term loan which was repaid from the proceeds of the Sale/Lease Back Agreement with CCPRE Eagan, LLC. The remainder of the facility is a revolving credit facility under which Foothill will lend the Company up to an additional $10,000 based upon a borrowing base consisting of the Company's recurring billings and collections from its U.S. customers. Amounts outstanding under the credit facility incur interest at the Wells Fargo Bank reference rate plus 1.75% (10.25% at December 31, 1999). The credit facility is secured by a lien on certain unencumbered and lienable assets. The credit facility requires the Company to maintain certain financial covenants. Foothill has agreed under certain circumstances to subordinate or release its lien on equipment to permit us to obtain equipment financing from third parties. The credit facility is automatically renewable at maturity until canceled in accordance with its terms. As of December 31, 1999, the Company has borrowed $2,137 under the credit facility.

  EQUIPMENT FINANCING

     The Company has entered into various notes payable with equipment financing companies. Monthly payments on the installment notes range from $11 to $149, including imputed interest at rates ranging from 11.65% to 15.58%. The various notes are due between April 2001 through November 2002 and are secured by equipment.

  SALE-LEASEBACK FINANCING

     On September 30, 1999, the Company entered into a sale-leaseback back agreement with CCPRE-Eagan, LLC ("CCPRE"), a Delaware Limited Liability Company, and an affiliate of Chase Bank, New York. In connection with the agreement, the Company sold its corporate facilities, including land, building and personal property to CCPRE and received cash proceeds of $36,538, net of financing expenses. As part of the agreement, the Company entered into a 20 year lease, requiring minimum monthly rent payments increasing from $481 to $959, with three five-year options. The Company is responsible for all taxes, assessments, utilities and other governmental charges. The Company may repurchase the corporate facilities on the 24th or 36th month anniversary of the agreement for $45,600. Beginning in September 2002, CCPRE may require the Company, to repurchase the facilities for approximately $41,800, less the amount of certain payments under the lease. Because of the existence of this put option, the transaction has been recorded as a financing transaction. The carrying value of the liability is being accreted to the $41,800 put value, at an effective interest rate of 18.9%.

     As additional consideration for the agreement, the Company issued ten-year warrants to purchase 325,000 shares of common stock at an initial exercise price of $12.00 per share. The warrants contain an antidilution clause and also contain a put feature that can be exercised on or after September 30, 2004 if the Company has not completed an initial public offering. The put feature would require the Company to repurchase the warrant or shares exercised at 92% of the appraised value of the common stock, less the exercise price. The warrant, which is recorded as a liability, was valued at $1,500, using the Black-Scholes pricing model, and is being amortized as interest expense over a three-year period.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

SUBORDINATED NOTES PAYABLE

     In March through May of 1995, the Company issued a total of $250 of convertible subordinated notes. From 1995 to 1999, all of the notes were converted into 657,900 shares of common stock at the conversion price of $.38 per share.

     In September 1996, the Company issued to MCI WorldCom a $5,000 convertible subordinated note originally due September 1999. Interest on the note accrues at an annual rate of 10%. The Company may redeem the note at any time commencing January 1, 1998, upon notice to the holder, at the outstanding principal amount of the note plus interest. The holder has the right to convert the principal amount of the note into shares of common stock at a conversion price of $1.00 per share. During 1998 and 1999, $635 and $507, of accrued interest was converted into additional subordinated notes. As of December 31, 1998 and 1999 the outstanding balance of the note was $5,635 and $6,142.

     In November 1996, the Company entered into a Preferred Stock, Subordinated Note and Common Stock Warrant Purchase Agreement ("Investment Agreement") with MCI WorldCom. Pursuant to the agreement, the Company sold 100,000 shares of Class A preferred stock, $10.00 par value. The preferred shares, as originally stated in the agreement, were initially required to be redeemed in December 1999 at a price of $10.00 per share plus an amount equal to all accumulated and unpaid dividends. In connection with the Silicon Graphics, Inc. investment ("SGI investment") (see Note 6), MCI WorldCom exchanged its shares of Class A preferred stock for 115,206 shares of a new Series of 1999 Class A preferred stock with terms substantially the same as the original Class A preferred stock entitling one vote for each share held of record, voting together with the holders of common stock as a single class, on all matters submitted to a vote of shareholders. Dividends are payable at the rate of 7% and began to cumulate on January 1, 1997, whether or not earned. As of December 31, 1998 and 1999 the accumulated and unpaid dividends were $140 and $60.

     Under the Subordinated Note Agreement, the Company has available an aggregate amount of $28,500. The note accrues interest at 7% per annum with an original due date of December 2003. During 1999, $1,330 of accrued interest was converted into additional subordinated notes. The amount outstanding on the subordinated note agreement was $21,693 and $23,023 at December 31, 1998 and December 31, 1999.

     In connection with the Investment Agreement, the Company sold, at a price of $.01 each, common stock warrants entitling MCI WorldCom to purchase 20,787,500 shares of common stock at an initial exercise price of $.96 share. The warrants were immediately exercisable and expire on December 31, 2000. The warrants were valued using the Black-Scholes pricing model at $4,906, which is being amortized as interest expense over the life of the warrant agreement. In each of the years ended December 31, 1997, 1998 and 1999 the Company recorded amortization expense of $1,226. The initial exercise price of $.96 per share increased to $.98 per share on March 31, 1997, and thereafter increases by an amount of $0.016 per share on the last day of each calendar quarter during the term of the warrant, commencing with the calendar quarter ending June 30, 1997. The exercise price was $1.16 per share on December 31, 1999. None of the warrants have been exercised as of December 31, 1999.

     On February 11, 1998, MCI WorldCom agreed to defer all cash payments of principal (or premium on) or interest on, or dividend, distribution, redemption or other payment in respect of the 10% Convertible Subordinated Note, due September 30, 1999, the Class A preferred stock owned by MCI WorldCom, and the 7% Subordinated Note, due December 31, 2003, until 180 days following the stated maturity of the 13.25% Senior Discount Notes due 2005. The agreement also provides that the payment of the principal and interest on the 10% Convertible Subordinated Note and the 7% Subordinated Note may be accelerated only in the event of the acceleration of the payment of the principal amount of the 13.25% Senior Discount Notes following an event of default with respect to the 13.25% Senior Discount Notes.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The agreement grants MCI WorldCom an option to convert into shares of common stock at the fair market value on the date of such conversion interest otherwise due on the 10% Subordinated Note and interest on the outstanding principal amount of the 7% Subordinated Note from December 31, 2003 through the date such amount is paid.

     The carrying amounts of the Company's debt instruments in the balance sheets at December 31, 1998 and 1999 approximate fair value.

     Maturities of long-term debt as of December 31, 1999 are as follows:

2000........................................................    $ 55,950
2001........................................................      15,085
2002........................................................      54,287
2003........................................................      25,119
2004........................................................      41,805
Thereafter..................................................     354,154
                                                                --------
                                                                 546,400
Less current maturities.....................................     (55,950)
                                                                --------
                                                                $490,450
                                                                ========

4.  PURCHASE OF NETWORK FACILITIES FROM WINSTAR

     In December 1999, the Company entered into an agreement with Winstar Communications (Winstar) pursuant to which the Company purchased a 20-year indefeasible right of use for backbone capacity and purchased wireless local loop facilities. Under this agreement, the Company will take title to equipment of varying bandwidth; Winstar will maintain the equipment, including replacement as necessary, and maintain its connectivity to Winstar's telecommunications network at a specified level of functionality over the agreement's term. The Company has the right to assign or sell its rights under the facility at any time during the agreement's term. The cost of the 20-year facility is payable in an initial $20,000 payment, which was paid in January 2000, and quarterly payments, beginning at $5,000 and increasing to $24,862, over a seven-year period ending December 15, 2006. The network facility has been capitalized in property, plant and equipment and the Company has recorded a related liability at the agreed-upon fair value of $260,280 which liability bears an effective interest rate of 8.3%.

     Under a related agreement Winstar made a five-year commitment to purchase $12,500 of services from the Company, which can be used internally by Winstar or resold to its customers. The commitment was prepaid in December 1999, and recorded as deferred revenue. The companies have also entered into a sublease agreement for space in the Company's Minnesota data center. In December 1999 Winstar made a one-time advance payment of $12,532. The Company is required to repay this one-time advance at $200 per month over 10 years, at an imputed interest rate of 15.7%. The advance payment has been recorded by the Company as a borrowing (see Note 3). Winstar is required to make monthly payments of approximately $81,000 over 10 years.

5.  CAPITAL STOCK

     The Company has the following classes of capital stock:

     - Undesignated preferred stock, 1,099,525 shares authorized which may be issued in one or more series; none issued and outstanding at December 31, 1997, 1998, and 1999.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     - Class A redeemable preferred stock, 115,206 shares authorized of $10 par value; 100,000, 100,000 and 115,206 shares issued and outstanding at December 31, 1997, 1998 and 1999 (see Note 3).

     - Class B convertible preferred stock, 5,710,425 shares authorized of $.01 par value; 0, 0 and 5,710,425 shares issued and outstanding at December 31, 1997, 1998 and 1999 (see Note 6).

     - Class C convertible preferred stock, 878,527 shares authorized of $.01 par value; 0, 0 and 878,527 shares issued and outstanding at December 31, 1997, 1998 and 1999 (see Note 6).

     - Class D convertible preferred stock, 2,196,317 shares authorized of $.01 par value; 0, 0 and 2,196,317 shares issued and outstanding at December 31, 1997, 1998 and 1999 (see Note 6).

     - Class E convertible preferred stock, 115,000 shares authorized of $.01 par value, none issued and outstanding at December 31, 1997, 1998, and 1999. (See Note 16).

     - Class F convertible preferred stock, 50,000 shares authorized of $.01 par value, none issued and outstanding at December 31, 1997, 1998, and 1999. (See Note 16).

     - Class G convertible preferred stock, 10,000 shares authorized of $.01 par value, none issued and outstanding at December 31, 1997, 1998, and 1999.

     - Common Stock, 490,000,000 shares authorized of $.01 par value; 6,699,740, 9,288,194 and 9,494,797 shares issued and outstanding at December 31, 1997, 1998 and 1999.

6.  PREFERRED STOCK

     In January 1999, the Company issued the 1999 MCI WorldCom Convertible Note
(Note) and in January 1999 and March 1999 the Company borrowed $10,000 and $15,000 under the Note. In March 1999, the Note was converted into 2,196,317 shares of the Company's Class D convertible preferred stock, par value $.01 per share. Dividends accumulate on the Class D convertible preferred stock at the rate of 7% per year of the original purchase price per share and are payable solely in additional shares of preferred stock if and when declared by the Board of Directors. The Class D shares of convertible preferred stock are convertible into shares of common stock on a one for one basis, subject to anti-dilution provisions. In connection with the Note, the Company issued warrants to purchase a total of 350,000 shares of common stock. The warrants have an exercise price of $.01 and are exercisable from April 30, 1999 until April 30, 2004.

     In March 1999, the Company entered into an investment with Silicon Graphics, Inc. (SGI), providing for the purchase of 5,710,425 shares of the Company's Class B preferred stock and 878,527 shares of the Company's Class C preferred stock. The holders of a majority of the Class B preferred stock will have the right to designate one member of the Company's Board of Directors. The aggregate consideration received by the Company for the Class B preferred stock and the Class C preferred stock was $75,000, of which $35,000 was paid in cash and $40,000 was paid by transfer to the Company of a campus facility located in Eagan, Minnesota. The fair value of the campus facility was determined by an independent appraisal. The Class B preferred stock and the Class C preferred stock will be convertible on a one-to-one basis into common stock, subject to anti-dilution provisions, and will have the right to vote such percentage with the common stock as a single class. The Class B preferred stock and Class C preferred stock are convertible immediately following the issuance date and 18 months following the issuance date, respectively. The shares of common stock into which the Class B preferred stock and the Class C preferred stock are convertible are subject to certain registration rights. Dividends accumulate on the Class B and Class C preferred stock at the rate of 7% per year of the original purchase price and are payable solely in additional shares of preferred stock if and when declared by the Board of Directors.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     In connection with the SGI Investment, the Company entered into a preferred provider agreement which allows it to purchase hardware, software and services over a four year period at prices based on SGI's most favored pricing models. Pursuant to the preferred provider agreement, the Company has made a firm commitment to purchase $35,000 during the period from December 31, 1998 to December 31, 2000. As of December 31, 1999, the Company has made purchases of $12,374. In the event the Company does not fulfill this purchase requirement, it is required to pay SGI 10% of the unfilled commitment.

7.  STOCK OPTIONS AND WARRANTS

     STOCK OPTIONS

     The Company's 1994 Incentive Stock Option Plan (1994 Plan) provides for the granting of incentive and non-qualified stock options to certain eligible employees and non-employee directors of the Company. Under the 1994 Plan, 7,000,000 shares of common stock have been reserved for the granting of stock options. In September 1998, the Company adopted the 1998 Combined Stock Option Plan (1998 Plan). The 1998 Plan provides for the granting of incentive and non-qualified stock options to certain eligible employees (including foreign nationals) and non-employee directors and consultants of the Company and any subsidiary corporation of the Company. Under the 1998 Plan, 25,000,000 shares of common stock have been reserved for the granting of stock options. Additionally, the Company has authorized the grant of options to management personnel for up to 5,465,000 shares of the Company's common stock outside of the Plans. A majority of the options granted under the above Plans have ten year terms and vest and become fully exercisable at the end of three years of continued employment.

     In November 1996, the Chief Executive Officer and Chief Technology Officer were each granted options to purchase 2,000,000 shares of common stock at an exercise price of $.96, expiring December 31, 2007. These options vested in incremental amounts based on the number of installed customer sites. In 1998, the Board of Directors agreed to amend the stock option agreements, vesting the options immediately. The amendment created a new measurement date which resulted in the Company recording $11,405 as compensation expense in January 1998.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Option activity is summarized as follows:

                                                                                 WEIGHTED
                                            SHARES                                AVERAGE
                                           AVAILABLE     OPTIONS OUTSTANDING     EXERCISE
                                           FOR GRANT    ----------------------     PRICE
                                          UNDER PLANS     PLANS      NON-PLAN    PER SHARE
                                          -----------   ----------   ---------   ---------
Balance at December 31, 1996............   5,079,000     1,992,400   4,377,500     $ .90
  Additional shares reserved for
     issuance...........................  15,000,000            --          --
  Granted...............................  (3,020,250)    3,020,250     347,500      1.19
  Canceled..............................     157,750      (157,750)         --       .80
  Exercised.............................          --       (30,000)         --       .45
                                          ----------    ----------   ---------     -----
Balance at December 31, 1997............  17,216,500     4,824,900   4,725,000      1.00
  Additional shares reserved for
     issuance...........................   9,928,600            --          --
  Granted...............................  (4,265,000)    4,265,000     750,000      7.31
  Canceled..............................     196,235      (196,235)         --      4.60
  Exercised.............................          --       (22,664)         --       .77
                                          ----------    ----------   ---------     -----
Balance at December 31, 1998............  23,076,335     8,871,001   5,475,000      3.16
  Granted...............................  (8,075,970)    8,075,970          --      2.43
  Canceled..............................   1,957,099    (1,957,099)    (10,000)     6.24
  Exercised.............................          --        (9,233)         --       .50
                                          ----------    ----------   ---------     -----
Balance at December 31, 1999............  16,957,464    14,980,639   5,465,000     $2.57
                                          ==========    ==========   =========     =====

     At December 31, 1997, 1998 and 1999, 2,075,226, 8,937,698 and 12,017,861
options were exercisable with weighted average exercise prices of $.78, $2.20 and $2.42.

     The following information applies to grants that are outstanding at December 31, 1999:

                                      OPTIONS OUTSTANDING
                             --------------------------------------      OPTIONS EXERCISABLE
                                             WEIGHTED                  -----------------------
                                              AVERAGE      WEIGHTED                   WEIGHTED
                                             REMAINING     AVERAGE                    AVERAGE
                               NUMBER       CONTRACTUAL    EXERCISE      NUMBER       EXERCISE
EXERCISE PRICE               OUTSTANDING       LIFE         PRICE      EXERCISABLE     PRICE
--------------               -----------    -----------    --------    -----------    --------
$ .45                           703,250      1.8 years      $ .45         703,250      $ .45
  .96                         7,966,528      5.6 years        .96       7,481,943        .96
 2.00                         7,500,720      9.9 years       2.00         840,590       2.00
 3.90                         1,105,588      6.4 years       3.90         981,422       3.90
 8.00                         3,169,553      7.9 years       8.00       2,010,656       8.00
                             ----------                                ----------
$ .45 - $8.00                20,445,639      7.5 years      $2.57      12,017,861      $2.42
                             ==========                                ==========

     The fair values of the options granted during 1997, 1998 and 1999 was $.33, $1.57 and $.97 per share. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rate of 6.5%, 4.78% and 5.88%; dividend yield of 0%; and a weighted-average expected life of the option of five years.

     The minimum value option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     For purposes of pro forma disclosures, as required by FASB Statement No. 128, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss and net loss per common share, had the fair value based method been used, are set forth below:

                                                     1997        1998         1999
                                                   --------    ---------    ---------
Net loss applicable to common stock, as
  reported.......................................  $(33,706)   $(121,948)   $(145,117)
Pro forma net loss...............................   (35,236)    (127,304)    (147,423)
Net loss per common share as reported............  $  (5.19)   $  (13.87)   $  (15.58)
Pro forma net loss per common share..............     (5.42)      (14.48)      (15.82)

WARRANTS

     Warrants have been issued in connection with various financing transactions. The warrants are immediately exercisable. The following is a table of the warrants to purchase shares of the Company's common stock:

                                                                  EXERCISE
                                   WARRANTS                         PRICE        EXPIRATION
                                  OUTSTANDING    EXERCISABLE      PER SHARE         DATE
                                  -----------    -----------    -------------    ----------
Balance at December 31, 1996....  27,559,165     27,559,165     $ .60 - $1.50    2000-2003
  Granted:
     Line of credit (see Note
       3).......................  22,601,005      8,396,170              3.90         2000
                                  ----------     ----------
Balance at December 31, 1997....  50,160,170     35,955,335       .60 -  3.90
  Granted:
     13.25% Senior Discount
       Notes (see Note 3).......   1,257,436      1,257,436               .01         2005
                                  ----------     ----------
Balance at December 31, 1998....  51,417,606     37,212,771       .01 -  3.90
  Granted:
     1999 MCI WorldCom
       Convertible Note (see
       Note 6)..................     350,000        350,000               .01         2004
     Sale-Leaseback Financing
       (see Note 3).............     325,000        325,000             12.00         2009
                                  ----------     ----------
Balance at December 31, 1999....  52,092,606     37,887,771     $.01 - $12.00
                                  ==========     ==========

8.  INCOME TAXES

     At December 31, 1999, the Company had net operating loss carryforwards of approximately $195,464. These carryforwards are available to offset future taxable income through 2019 and are subject to the limitations of Internal Revenue Code Section 382 resulting from changes in ownership.

     The Company recorded a foreign income tax benefit of $1,352 in 1998.

     The effective tax rate differs from the statutory rate primarily as a result of the following:

                                                              1997     1998     1999
                                                              -----    -----    -----
Tax at statutory rate.......................................   34.0%    34.0%    34.0%
State income taxes..........................................    6.0      6.0      6.0

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              1997     1998     1999
                                                              -----    -----    -----
Foreign tax benefit.........................................     --     (1.1)      --
Impact of net operating loss carryforward...................  (40.0)   (40.0)   (40.0)
                                                              -----    -----    -----
                                                                 --%    (1.1)%     --%
                                                              =====    =====    =====

     Components of deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Deferred assets:
  Net operating loss........................................  $ 45,282    $ 74,276
  Deferred interest.........................................     4,323      10,206
  Stock option amortization.................................     4,892       4,937
  Other.....................................................       199       6,783
                                                              --------    --------
                                                                54,696      96,202
Deferred liability:
  Depreciation and amortization.............................    (1,602)     (3,193)
                                                              --------    --------
Net deferred income tax assets..............................    53,094      93,009
Valuation allowance.........................................   (53,094)    (93,009)
                                                              --------    --------
Net deferred income taxes...................................  $     --    $     --
                                                              ========    ========

9.  COMMITMENTS AND CONTINGENCIES

  TELECOMMUNICATIONS CONTRACTS

     The Company enters into various term contracts with suppliers of telecommunications services for the purpose of receiving discounts off the standard service offerings. Some of these contracts will result in termination liabilities if the contract is terminated prior to the expiration date of the contract. The termination liabilities are generally based upon the minimum monthly dollar amount committed to the vendor multiplied by a termination liability percentage, multiplied by the number of months remaining in the contract. MCI WorldCom is the Company's largest supplier of telecommunications services accounting for charges of $5,538, $11,840 and $16,735 for the years ended December 31, 1997, 1998 and 1999.

     Guaranteed monthly usage levels of data communications with certain of the Company's telecommunication vendors and MCI WorldCom at December 31, 1999 aggregate to the following annual amounts:

                                                                               GUARANTEED
                                                               GUARANTEED        USAGE
                                                                  USAGE           (MCI
                                                              (ALL VENDORS)    WORLDCOM)
                                                              -------------    ----------
2000........................................................     $ 7,204         $2,940
2001........................................................       4,030          1,658
2002........................................................       1,373             --
2003........................................................         899             --
2004........................................................         187             --
                                                                 -------         ------
                                                                 $13,693         $4,598
                                                                 =======         ======

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     The termination contingency of data communications with certain of the Company's telecommunication vendors and MCI WorldCom at December 31, 1999 aggregates to the following annual amounts:

                                                               TERMINATION     TERMINATION
                                                               CONTINGENCY     CONTINGENCY
                                                              (ALL VENDORS)    (WORLDCOM)
                                                              -------------    -----------
December 31:
  1999......................................................     $8,408          $3,212
  2000......................................................      3,096           1,490
  2001......................................................        707              --
  2002......................................................        523              --
  2003......................................................        524              --

  OPERATING LEASES

     The Company also leases certain general office facilities. Operating expenses including maintenance, utilities, real estate taxes and insurance are paid by the Company. Total rent expense under operating leases was $592, $2,189 and $2,586 for the years ended December 31, 1997, 1998 and 1999. Future minimum lease obligations in excess of one year at December 31, 1999 are as follows:

2000........................................................    $1,381
2001........................................................     1,189
2002........................................................       942
2003........................................................       664
2004........................................................       417
Thereafter..................................................       627
                                                                ------
                                                                $5,220
                                                                ======

  Contingent Liabilities

     Certain holders of warrants issued in connection with bridge loans in 1995 and 1996 have commenced litigation seeking a reduction in the exercise price of those warrants and attorney's fees. Although the warrants provide for adjustments under certain circumstances, the Company believes no adjustment is required. Should that litigation be successful, the gross proceeds receivable by the Company from exercise of those warrants would be reduced from approximately $8,400 to $4,900. In February 2000, the court denied the plaintiff's motion for summary judgment that the warrant price should be reduced. This suit is scheduled to begin trial in April 2000.

     The Company is engaged in certain legal proceedings and claims arising in the ordinary course of its business. The ultimate liabilities, if any, which may result from these or other pending or threatened legal actions against the Company cannot be determined at this time. However, it is the opinion of management that facts known at the present time do not indicate that there is a probability that such litigation will have a material adverse effect on the financial position of the Company.

10.  SAVINGS AND RETIREMENT PLAN

     The Company has a 401(K) savings and retirement plan covering all eligible employees. Employees may contribute up to 15% of their compensation. The Company does not make contributions to the plan.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11.  BUSINESS ACQUISITIONS

  ACQUISITION OF FREEMAIL, INC.

     In December 1997, the Company acquired the outstanding common stock of FreeMail, Inc. (FreeMail). The results of operations of the acquired business are included in the accompanying financial statements since the date of acquisition.

     The Company issued 125,000 shares of Common Stock, with a fair value of $488, as consideration in connection with the acquisition. In accordance with the acquisition, the Company was to pay a quarterly payment to the former shareholders of FreeMail as additional contingent consideration equal to 5% of the gross collected revenue derived by the Company from certain identified FreeMail products. The total amounts of the quarterly payments were not to exceed $3,000.

     Effective June 1, 1999 the Company amended the agreement to change the amount and rate of payment of contingent consideration due to the former FreeMail shareholders. The Company decreased the amount payable from $3,000 to $2,000, payable $1,000 in cash and $1,000 in shares of our common stock at fair market value. The rate of payment has also been changed from 5% of revenue from a selected class of customers to 5% of our total collected revenue, calculated quarterly. In accordance with this amendment, the first payment was made on October 30, 1999 for the quarter ended September 30, 1999. As of December 31, 1999, the Company recorded $647 as additional goodwill, which represents the contingent payments made.

     The acquisition was accounted for as a purchase. The inclusion of the FreeMail operating results for periods prior to the date of acquisition would not have materially affected results of operations.

  ACQUISITION OF 4-SIGHT LIMITED

     On March 13, 1998, the Company purchased all of the outstanding capital stock of 4-Sight Limited, a private limited company organized under the laws of the United Kingdom ("4-Sight"), for $20,000 in cash plus related acquisition expenses of $500 and 2,500,000 shares of the Company's Common Stock valued at $20,000. In addition, the former shareholders of 4-Sight will be entitled to receive up to an additional 750,000 shares of the Company's Common Stock in the event certain sales objectives are met over the three years ending March 2001. No shares have been issues as of December 31, 1999. The shares to be issued as contingent consideration will result in the Company recording additional goodwill, which will be amortized over its estimated useful life.

     The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of 4-Sight have been included in the consolidated operating results since the date of acquisition.

     On acquisition, approximately $32,100 of goodwill was recorded, which is being amortized on a straight-line basis over five years. The following table shows the pro forma consolidated results of operations as if 4-Sight had been acquired as of the beginning of the periods presented:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1998
                                                              -----------    ---------
                                                                    (UNAUDITED)
Revenues....................................................   $ 20,833      $  21,109
Net loss....................................................    (37,942)      (121,922)
Net loss per share..........................................   $  (4.22)     $  (13.86)

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

projection of future results and do not reflect any synergies that might be achieved from combined operations.

12.  JOINT VENTURE

     On July 27, 1999, the Company entered into a joint venture agreement with Sumitomo Corporation, Electronics Division to distribute services in Japan. Under this agreement the Company's wholly-owned Japanese subsidiary and Sumitomo have agreed to form a Japanese joint venture company to be known as WAM!NET Japan K.K. Initially, the Company will own 90% of WAM!NET Japan K.K., and Sumitomo will own 10%. Sumitomo has an option to purchase up to 40% ownership interest in WAM!NET Japan unless that purchase would reduce the Company's ownership below 51%. The joint venture agreement provides that the Company will furnish the use of equipment, infrastructure, and some support services. Additionally, it requires the Company to fund the joint venture future operations. The operations of the joint venture in 1999 were not material.

13.  RELATED PARTY TRANSACTIONS

     On September 1, 1998, the Company entered into a $305 Secured Recourse Promissory Note and Pledge Agreement with its Chief Technology Officer. The Note accrues interest at 7% annually.

     A partner at the Company's external legal counsel is also the father of the Company's Chairman and Chief Executive Officer and owns 250,000 shares of Common Stock of the Company and holds an option to purchase 200,000 shares of the Company's common stock. Additionally, another partner of this firm, is also a director of the Company and holds an option to purchase 150,000 shares of the Company's common stock. During the years ended December 31, 1997, 1998 and 1999, the Company incurred legal fees and expenses of approximately $157, $1,111 and $1,227, to such firm for services rendered in connection with litigation and for general legal services.

     Management believes the fees paid for the above services rendered to the Company were on terms at least as favorable to the Company as could have been obtained from an unrelated party.

14.  MAJOR CUSTOMERS

     In 1997 three customers accounted for 24%, in aggregate, of net sales. In 1998 and 1999, no single customer accounted for more than 10% of net sales.

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15.  INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     The Company, operating in a single industry segment, provides a managed, high speed digital data delivery network service. Information regarding operations in different geographic areas is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                       1997        1998        1999
                                                      -------    --------    --------
Net sales to unaffiliated customers:
  United States.....................................  $ 1,555    $  8,216    $ 15,945
  Europe............................................       --       9,005       8,333
  Rest of World.....................................       --         369         517
                                                      -------    --------    --------
Total net sales.....................................  $ 1,555    $ 17,590    $ 24,795
                                                      =======    ========    ========
Identifiable assets:
  United States.....................................  $29,134    $107,101    $419,777
  Europe............................................       --      18,358      15,358
  Rest of World.....................................       --          --         120
                                                      -------    --------    --------
Total assets........................................  $29,134    $125,459    $435,255
                                                      =======    ========    ========

     "United States" includes United States and Canada. "Rest of World" includes principally Japan and the Asia-Pacific region. Net revenue from sales to unaffiliated customers is based on the location of the customer. Identifiable assets are classified based on the location of the Company's facilities.

16.  SUBSEQUENT EVENTS

     In December, 1999, the Company entered into a transaction providing for the purchase by Winstar of 50,000 shares of the Company's Class E convertible preferred stock and an option for Winstar, its designated affiliates and others, to purchase an additional 50,000 shares of stock. The purchase of these shares was finalized in March, 2000. Pursuant to the terms of this transaction, Winstar purchased a total of 85,000 shares of Class E convertible preferred stock for $85,000, of which $35,000 was paid in cash and $50,000 was paid in the form of 1,071,429 shares of Winstar common stock valued at $46.66 per share (as adjusted for the 3-for-2 Winstar stock split declared in February 2000). Other investors purchased 16,725 shares of Class E convertible preferred stock for an aggregate $16,725 in cash. The Class E convertible preferred stock accumulates dividends at an annual rate of 7%, which are added monthly to the accreted liquidation value of the stock. Each of the two largest purchasers of Class E convertible preferred stock has the right to elect one director, and vote on an as-converted basis, not to exceed 17.5% of the total voting power, on all matters submitted to the vote of common stock holders, including the election of directors. The Class E convertible preferred stock is currently convertible into 19,714,147 shares of common stock at an initial conversion rate of $5.16 per share of common stock, subject to anti-dilution provisions. Holders of Class E convertible preferred stock may convert their shares into common stock at any time, and are required to convert their shares into common stock, after an initial public offering of the Company's common stock, the common stock trades for a price of at least $8.00 per share for twenty consecutive trading days.

     In February 2000, SGI purchased 10,000 shares of Class F convertible preferred stock for $10,000 in cash. The rights and preferences of the Class F convertible preferred stock, including its conversion provisions, are substantially the same as the rights and preferences of the Class E convertible preferred stock, except that the holders of Class F preferred stock do not have the right to separately elect directors and there is no cap on the voting power of that class. The Class F convertible preferred stock is initially

                                  WAM!NET INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

convertible into a total of 1,937,984 shares of common stock, at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions.

     In February 2000, the Company sold to Sumitomo and certain other investors 10,000 shares of Class G convertible preferred stock for an aggregate of $10,000 in cash. Holders of Class G convertible preferred stock have the right to vote, on an as-converted basis, with holders of common stock on all matters submitted to a vote of common stockholders. The Class G convertible preferred stock is initially convertible into 1,937,984 shares of common stock, at an initial conversion rate of $5.16 per share, subject to anti-dilution provisions. The shares of Class G convertible preferred stock will mandatorily convert into shares of common stock upon completion of an initial public offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Through and including                ,             (the 25th day after the date
of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                              SHARES

                                 [WAM!NET LOGO]

                                  COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                             ROBERT W. BAIRD & CO.

                                           , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee, NASD filing fee and Nasdaq National Market application fee are estimates.

Securities and Exchange Commission registration fee.........  $30,360
NASD filing fee.............................................   12,000
Nasdaq National Market listing fee..........................        *
Printing....................................................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Road show expenses..........................................        *
Blue Sky fees and expenses..................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation's Articles of Incorporation or Bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person: (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against a person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and statutory procedure has been followed in the case of any conflict of interest by a director; (iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521, subd. 3, requires the corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     Section 9.3 of our Amended and Restated Articles of Incorporation provides:

          Indemnification. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to the Corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability under Minnesota Statutes Section 302A.559 or A.23; or (iv) liability for any transaction from which the director derived an improper personal benefit. If Chapter 302A, the Minnesota Business Corporation Act, is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended chapter 302A, the Minnesota Business Corporation Act. Any repeal or modification of this Section 9.3 by any shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation at the time of such repeal or modification.

     Section 9.01 of our By-Laws provides:

          Section 9.01. The corporation shall indemnify all officers and directors of the corporation, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Minnesota Business Corporation Act section 302A.521, as now enacted or hereafter amended. Unless otherwise approved by the board of directors, the corporation shall not indemnify any employee of the corporation who is not otherwise entitled to indemnification pursuant to the prior sentence of this Section 9.01.

INSURANCE POLICY

     We maintain an insurance policy providing for indemnification of our officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

     Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

DOCUMENT                                                      EXHIBIT NUMBER
--------                                                      --------------
Form of Purchase Agreement (dated                , 2000)....        1.1
Form of Amended and Restated Certificate of Incorporation of
  Registrant*...............................................        3.2
Bylaws of Registrant*.......................................        3.3
Form of Indemnification Agreement*..........................      10.27

---------------
* To be filed by amendment

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following lists the recent sales of unregistered securities and includes the type of security, the person to whom the securities were sold and the consideration and the exemption from registration.

     1. At various times during the period from August 1, 1996 through February 28, 1999, the Company has granted stock options to employees, consultants, directors and other individuals providing services to the Company under its 1994 and 1998 stock option plans, as well as stock options issued outside the plan, covering an aggregate of shares of the Company's common stock, at exercise prices ranging from $0.45 to $8.00 per share. At various times during the period from July 1, 1997 through February 28, 1999, a total of 61,897 shares of common stock were issued by the Company upon the exercise of stock options under and outside its 1994 and 1998 stock option plans.

     2. In November 1996, the Company sold 100,000 shares of Class A preferred stock at a purchase price of $10.00 per share to MCI WorldCom in connection with MCI WorldCom becoming a strategic investor in the Company. In connection with the SGI investment in March 1999, MCI WorldCom exchanged its shares of Class A preferred stock for 115,206 shares of a new series of 1999 Class A preferred stock.

     3. In November 1996, the Company issued a warrant to purchase 20,787,500 shares of common stock, at an exercise price of $0.96 per share to MCI WorldCom, in connection with the issuance of the 7% MCI WorldCom Subordinated note.

     4. In September 1997, the Company issued Class A and B warrants to purchase a total of 22,601,005 shares of common stock, at an exercise price of $3.90 per share to MCI WorldCom, in connection with MCI WorldCom guarantee of the Company's obligations under the revolving credit facility with the First National Bank of Chicago.

     5. In December 1997, the Company issued 125,000 shares of common stock at a purchase price of $3.90 per share, in connection with the acquisition of all of the outstanding stock of Freemail.

     6. In March 1998, the Company issued 2,500,000 shares of common stock at a purchase price of $8.00 per share, in connection with the acquisition of all of the outstanding stock of 4-Sight.

     7. In March 1998, the Company issued 625,590 warrants to purchase 1,257,436 shares of common stock, at an exercise price of $8.00 per share as part of units combined with its 13.25% senior discount notes to qualified institutional buyers.

     8. In January and March 1999, the Company sold $10 million and $15 million principal amount of 13.25% convertible promissory notes to MCI WorldCom together with common stock warrants entitling MCI WorldCom to purchase 350,000 shares of common stock at a purchase price of $.01 per share. The outstanding principal and interest under the notes was converted into preferred stock in March 1999.

     9. In March 1999, the Company sold 5,710,425 shares of Class B convertible preferred stock and 878,527 shares of Class C convertible preferred stock at a purchase price of $11.38 per share to SGI. The purchase price for these shares was paid part in cash and part by transfer of a corporate campus facility in Eagon, Minnesota from SGI to the Company.

     10. In March 1999, the Company sold 2,196,317 shares of Class D convertible preferred stock at a purchase price of $11.38 per share, in cash, to MCI WorldCom.

     11. In February 2000, the Company issued 10,000 shares of Class F convertible preferred stock at a purchase price of $1,000 per share to Silicon Graphics, Inc.

     12. In February and March 2000, the Company issued 10,000 shares of Class G convertible preferred stock at a purchase price of $1,000 per share to Sumitomo Corporation and certain other accredited investors.

     13. In March 2000, the Company issued 85,000 shares of Class E convertible preferred stock at a purchase price of $1,000 per share to Winstar Communications, Inc.

     14. In March 2000, the Company issued 15,000 shares of Class E convertible preferred stock at a purchase price of $1,000 per share to Cerberus Partners, L.P. and Cerberus Capital Management, L.P.

     15. In March 2000, the Company issued 1,725 shares of Class E convertible preferred stock at a purchase price of $1,000 per share to certain accredited investors.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     All sales were made in reliance on Section 3(a)(9) or Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     1.1*    Form of Purchase Agreement.
     2.1(1)  Agreement for the Sale and Purchase of the entire issued share capital of WAM!NET (U.K.) Limited, dated February 11,
             1998, among the Company, WAM!NET (U.K.) Limited and the
             Selling Shareholders listed therein.
     2.2(1)  Agreement and Plan of Reorganization, dated December 17,
             1997, by and among NetCo Communications Corporation, NetCo
             Acquiring Corporation, FreeMail, Inc. and the shareholders listed therein.
     2.3(4)  June 1, 1999 Amendment to the Agreement and Plan of
             Reorganization, dated December 17, 1997, by and among the
             Company, NetCo Acquisition Corporation, FreeMail, Inc. and
             the shareholders listed therein.
     3.1(1)  Amended and Restated Articles of Incorporation of the
             Company.
     3.2(1)  By-Laws of the Company.
     4.1(1)  Indenture, dated as of March 5, 1998, between the Company, as Issuer, and First Trust National Association, as Trustee.
     4.2a(1) Certificate for the Rule 144A Original Notes ($200.0
             million).
     4.2b(1) Certificate for the Rule 144A Original Notes ($8.0 million).
     4.3(1)  Certificate for the Regulation S Original Notes.
     4.4(1)  Certificate for the Rule 144A Warrants.
     4.5(1)  Certificate for the Regulation S Warrants.
     4.6a(1) Rule 144A Unit Certificate (200,000 Units).
     4.6b(1) Rule 144A Unit Certificate (8,030 Units).
     4.7(1)  Certificate for the Regulation S Units.
     4.8(1)  Form of Certificate for the Exchange Notes (incorporated herein by reference and included in Exhibit 4.1 to the
             Company's Registration Statement on Form S-4 filed with the
             Securities and Exchange Commission on May 28, 1998).
     4.9(1)  Common Stock Certificate.
     4.10(1) Registration Rights Agreement, dated March 5, 1998, among the Company and Merrill Lynch, Pierce, Fenner & Smith
             Incorporated, Credit Suisse First Boston Corporation and
             First Chicago Capital Markets, Inc.
     4.11(1) Common Stock Registration Rights Agreement, dated as of
             March 5, 1998, among the Company, MCI WorldCom, Inc.,
             Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit
             Suisse First Boston Corporation and First Chicago Capital
             Markets, Inc.
     4.12(1) Warrant Agreement, dated as of March 5, 1998, by and between the Company and First Trust National Association, as Warrant
             Agent, to purchase Common Stock of the Company.
     4.13    Intentionally omitted.
     4.14(2) Warrants to purchase 4,157,500 Shares of Common Stock of the
             Company exercisable on or before December 31, 2000, issued to MCI WorldCom, Inc. on December 16, 1996 (Incorporated
             herein by reference to Exhibit 10.6 of the Company's
             Registration Statement on Form S-4 (File No. 333-53841)
             filed with the Securities and Exchange Commission on May 28,
             1998).
     4.15(2) Certificate for 13.25% Subordinated Unsecured Convertible
             Note, due August 28, 2005, ($25.0 million Note) issued to
             MCI WorldCom, Inc. on January 13, 1999.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     4.16(2) Certificate for 1,679,234 Class A Warrants and 2,840,967
             Class B Warrants to purchase Common Stock of the Company,
             issued to MCI WorldCom, Inc. on September 26, 1997
             (incorporated herein by reference to Exhibit 10.9 of the
             Company's Registration Statement on Form S-4 (File No.
             333-53841) filed with the Securities and Exchange Commission on May 28, 1998).
     4.17(2) Subordinate Unsecured Convertible Note and Warrant Purchase
             Agreement between the Company and MCI WorldCom, Inc., dated
             January 13, 1999.
     4.18(2) Preferred Stock Purchase Agreement by and between the
             Company and Silicon Graphics, Inc., dated as of March 3,
             1999.
     4.19(2) Certificate for 150,000 Warrants to purchase shares of
             Common Stock for the purchase price of $.01 per share issued to MCI WorldCom, Inc., on January 13, 1999.
     4.20(2) Certificate of Designation of Rights and Preferences of
             Class A Preferred Stock of the Company filed with the
             Secretary of State of the State of Minnesota on March 4,
             1999, as corrected and filed with the Secretary of State of the State of Minnesota on March 5, 1999.
     4.21(2) Certificate of Designation of Rights and Preferences of
             Class B Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.22(2) Certificate of Designation of Rights and Preferences of
             Class C Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.23(2) Certificate of Designation of Rights and Preferences of
             Class D Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.24(2) Certificate representing 115,206 shares of Class A Preferred
             Stock of the Company issued to MCI WorldCom, Inc. on March
             4, 1999.
     4.25(2) Certificate representing 5,710,425 shares of Class B
             Convertible Preferred Stock of the Company issued to Silicon
             Graphics, Inc. on March 4, 1999.
     4.26(2) Certificate representing 878,527 shares of Class C
             Convertible Preferred Stock of the Company issued to Silicon
             Graphics, Inc. on March 4, 1999.
     4.27(2) Certificate representing 2,196,317 shares of Class D
             Convertible Preferred Stock of the Company issued to MCI
             WorldCom, Inc. on March 4, 1999.
     4.28(2) Stockholders Agreement by and among the Company, Silicon
             Graphics, Inc. and MCI WorldCom, Inc. dated as of March 4,
             1999.
     4.29(2) Class A Preferred Stock Exchange Agreement by and between the Company and MCI WorldCom, Inc., dated as of March 4,
             1999.
     4.30(2) Class D Preferred Stock Conversion Agreement by and between the Company and MCI WorldCom, Inc., dated as of March 4,
             1999.
     4.31(6) Certificate of Designation of Rights and Preferences of
             Class E Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 16, 2000, as corrected and filed with the Secretary of State of the State of Minnesota on March 1 and March 8,
             2000.
     4.32(6) Certificate of Designation of Rights and Preferences of
             Class F Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 11, 2000, as corrected and filed with the Secretary of State of the State of Minnesota on March 1 and March 9,
             2000.
     4.33(6) Certificate of Designation of Rights and Preferences of
             Class G Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 6, 2000.
     4.34(6) Securities Purchase Agreement, dated as of December 31,
             1999, by and between the Company and Winstar Communications,
             Inc.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     4.35(6) Securities Purchase Agreement, dated as March 14, 2000, by and between the Company and Cerebrus Partners, L.P.
     4.36(6) Securities Purchase Agreement, dated February 3, 2000, by and between the Company and Silicon Graphics, Inc.
     4.37(6) Preferred Stock Purchase Agreement, dated as of February 18,
             2000, by and between the Company and the buyers listed on
             Schedule 1.1 thereto.
     4.38(6) Form of Certificate for Shares of Class E Convertible
             Preferred Stock of the Company.
     4.39(6) Form of Certificate for shares of Class F Convertible
             Preferred Stock of the Company.
     4.40(6) Form of Certificate for shares of Class G Convertible
             Preferred Stock of the Company.
     4.41(6) Certificate for 200,000 Warrants to purchase shares of
             Common Stock for the purchase price of $.01 per share issued to MCI WorldCom, Inc. in connection with the 13.25%
             subordinated unsecured convertible Note, dated January 13,
             1999.
    10.1(1)  Credit Agreement among the Company, the Lending Institutions party thereto, as Lenders, and The First National Bank of
             Chicago, as Agent, dated as of September 26, 1997.
    10.2(1)  Ten Percent Convertible Note Purchase Agreement between the
             Company and MCI WorldCom, Inc., dated September 12, 1996
             ($5.0 million Note).
    10.3(1)  Preferred Stock, Subordinated Note and Warrant Purchase
             Agreement between the Company and MCI WorldCom Inc., dated
             November 14, 1996.
    10.4(1)  $28.5 million Seven Percent Subordinated Note, due December
             31, 2003, payable to MCI WorldCom, Inc.
    10.5     Intentionally omitted.
    10.6     Intentionally omitted.
    10.7(1)  Right of Refusal Agreement Among MCI WorldCom Inc., Edward
             Driscoll III and Allen L. Witters, dated December 16, 1996.
    10.8(1)  Guaranty Agreement, dated September 26, 1997, by and between the Company and MCI WorldCom, Inc.
    10.9     Intentionally omitted.
    10.10(1) Sublease, dated September 24, 1997, between the Company and
             1250895 Ontario Limited, relating to the property located at
             6100 110th Street West, Bloomington, Minnesota.
    10.11(1) Service Provision Agreement, dated as of July 18, 1997, by and between the Company and Time Inc.
    10.12(1) Standby Agreement, dated as of July 19, 1997, by and between
             MCI WorldCom, Inc. and Time Inc.
    10.13    Intentionally omitted.
    10.14    Intentionally omitted.
    10.15    Intentionally omitted.
    10.16    Intentionally omitted.
    10.17(1) Agreement, dated February 11, 1998, between the Company and
             MCI WorldCom, Inc. modifying certain terms of (i) the 10%
             Convertible Subordinated Note, due September 30, 1999, (ii)
             7% Subordinated Note, due December 31, 2003, and (iii) the
             100,000 shares of Series A Preferred Stock, all of which are held by MCI WorldCom, Inc. (incorporated herein by reference to exhibit No. 4.17 to the Company's Registration Statement on Form S-4 (File No. 333-53841) filed with the Securities and Exchange Commission on May 28, 1998).
    10.18(1) 1994 Stock Option Plan.
    10.19(1) Amended and Restated 1994 Stock Option Plan.
    10.20(1) 1998 Combined Stock Option Plan.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
    10.21(1) Agreement, dated June 5, 1997, between the Company and MCI
             WorldCom, Inc. regarding data services provided by MCI
             WorldCom, Inc. to the Company.
    10.22(3) Preferred Provider Agreement by and between the Company and
             Silicon Graphics, Inc., dated as of March 4, 1999 (portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed with the
             Securities and Exchange Commission under separate cover).
    10.23(2) Sale and Purchase Agreement by and between Silicon Graphics,
             Inc., on behalf of itself and its wholly-owned subsidiary,
             Cray Research, L.L.C., and the Company, dated as of March 4,
             1999.
    10.24(2) Lease by and between the Company and Silicon Graphics, Inc.
             on behalf of itself and its wholly-owned subsidiary, Cray
             Research, L.L.C., with respect to the Company's corporate
             campus facility located in Eagan, Minnesota, dated as of
             March 4, 1999.
    10.25    Intentionally omitted.
    10.26    Intentionally omitted.
    10.27(4) Loan and Security Agreement, dated July 16, 1999, by and between Foothill Capital Corporation and the Company.
    10.28(5) Purchase and Sale Agreement and Escrow Instructions, dated
             September 30, 1999, between the Company and CCPRE-Eagan,
             LLC.
    10.29(5) Amendment No. 1 to the Purchase and Sale Agreement and
             Escrow Instructions, dated September 30, 1999, between the
             Company and CCPRE-Eagan, LLC.
    10.30(5) Net Lease, dated September 30, 1999, between the Company, and CCPRE-Eagan, LLC.
    10.31(6) Master Agreement by and between Winstar Wireless, Inc. and the Company, dated December 31, 1999.
    10.32**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Edward J. Driscoll III.
    10.33**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Gary L. Hokkanen.
    10.34**  Employment Agreement, dated as of August 13, 1999, by and between the Company and Terri F. Zimmerman.
    10.35**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Allen L. Witters.
    10.36**  Employment Agreement, dated as of July 6, 1999, by and between the Company and Denice Y. Gibson.
    10.37**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Lisa A. Gray.
    23.1*    Consent of Ernst & Young LLP.
    27.1*    Financial Data Schedule.

---------------
(1) Incorporated herein by reference to our Registration Statement on Form S-4 (File No. 333-53841), filed with the SEC on May 28, 1998.

(2) Incorporated herein by reference to our Annual Report on Form 10-K, filed with the SEC on March 31, 1999.

(3) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on May 17, 1999.

(4) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on August 4, 1999.

(5) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999.

(6) Incorporated herein by reference to our Annual Report on Form 10-K, filed with the SEC on March 15, 2000.

  * Filed herein.

 ** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Eagan, State of Minnesota, on the 15th day of March 2000.

                                          WAM!NET INC.

                                          By: /s/EDWARD J. DRISCOLL, III
                                            ------------------------------------
                                                  Edward J. Driscoll, III
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Edward J. Driscoll, III and Terri F. Zimmerman, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.

                       NAME                                     TITLE(S)                   DATE
                       ----                                     --------                   ----

            /s/ EDWARD J. DRISCOLL, III              Chairman of the Board and Chief   March 15, 2000
---------------------------------------------------    Executive Officer
              Edward J. Driscoll, III

              /s/ TERRI F. ZIMMERMAN                 Chief Financial Officer           March 15, 2000
---------------------------------------------------
                Terri F. Zimmerman

                /s/ PATRICK J. DIRK                  Director                          March 15, 2000
---------------------------------------------------
                  Patrick J. Dirk

               /s/ ROBERT L. HOFFMAN                 Director                          March 15, 2000
---------------------------------------------------
                 Robert L. Hoffman

               /s/ WILLIAM M. KELLY                  Director                          March 15, 2000
---------------------------------------------------
                 William M. Kelly

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     1.1*    Form of Purchase Agreement.
     2.1(1)  Agreement for the Sale and Purchase of the entire issued share capital of WAM!NET (U.K.) Limited, dated February 11,
             1998, among the Company, WAM!NET (U.K.) Limited and the
             Selling Shareholders listed therein.
     2.2(1)  Agreement and Plan of Reorganization, dated December 17,
             1997, by and among NetCo Communications Corporation, NetCo
             Acquiring Corporation, FreeMail, Inc. and the shareholders listed therein.
     2.3(4)  June 1, 1999 Amendment to the Agreement and Plan of
             Reorganization, dated December 17, 1997, by and among the
             Company, NetCo Acquisition Corporation, FreeMail, Inc. and
             the shareholders listed therein.
     3.1(1)  Amended and Restated Articles of Incorporation of the
             Company.
     3.2(1)  By-Laws of the Company.
     4.1(1)  Indenture, dated as of March 5, 1998, between the Company, as Issuer, and First Trust National Association, as Trustee.
     4.2a(1) Certificate for the Rule 144A Original Notes ($200.0
             million).
     4.2b(1) Certificate for the Rule 144A Original Notes ($8.0 million).
     4.3(1)  Certificate for the Regulation S Original Notes.
     4.4(1)  Certificate for the Rule 144A Warrants.
     4.5(1)  Certificate for the Regulation S Warrants.
     4.6a(1) Rule 144A Unit Certificate (200,000 Units).
     4.6b(1) Rule 144A Unit Certificate (8,030 Units).
     4.7(1)  Certificate for the Regulation S Units.
     4.8(1)  Form of Certificate for the Exchange Notes (incorporated herein by reference and included in Exhibit 4.1 to the
             Company's Registration Statement on Form S-4 filed with the
             Securities and Exchange Commission on May 28, 1998).
     4.9(1)  Common Stock Certificate.
     4.10(1) Registration Rights Agreement, dated March 5, 1998, among the Company and Merrill Lynch, Pierce, Fenner & Smith
             Incorporated, Credit Suisse First Boston Corporation and
             First Chicago Capital Markets, Inc.
     4.11(1) Common Stock Registration Rights Agreement, dated as of
             March 5, 1998, among the Company, MCI WorldCom, Inc.,
             Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit
             Suisse First Boston Corporation and First Chicago Capital
             Markets, Inc.
     4.12(1) Warrant Agreement, dated as of March 5, 1998, by and between the Company and First Trust National Association, as Warrant
             Agent, to purchase Common Stock of the Company.
     4.13    Intentionally omitted.
     4.14(2) Warrants to purchase 4,157,500 Shares of Common Stock of the
             Company exercisable on or before December 31, 2000, issued to MCI WorldCom, Inc. on December 16, 1996 (Incorporated
             herein by reference to Exhibit 10.6 of the Company's
             Registration Statement on Form S-4 (File No. 333-53841)
             filed with the Securities and Exchange Commission on May 28,
             1998).
     4.15(2) Certificate for 13.25% Subordinated Unsecured Convertible
             Note, due August 28, 2005, ($25.0 million Note) issued to
             MCI WorldCom, Inc. on January 13, 1999.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     4.16(2) Certificate for 1,679,234 Class A Warrants and 2,840,967
             Class B Warrants to purchase Common Stock of the Company,
             issued to MCI WorldCom, Inc. on September 26, 1997
             (incorporated herein by reference to Exhibit 10.9 of the
             Company's Registration Statement on Form S-4 (File No.
             333-53841) filed with the Securities and Exchange Commission on May 28, 1998).
     4.17(2) Subordinate Unsecured Convertible Note and Warrant Purchase
             Agreement between the Company and MCI WorldCom, Inc., dated
             January 13, 1999.
     4.18(2) Preferred Stock Purchase Agreement by and between the
             Company and Silicon Graphics, Inc., dated as of March 3,
             1999.
     4.19(2) Certificate for 150,000 Warrants to purchase shares of
             Common Stock for the purchase price of $.01 per share issued to MCI WorldCom, Inc., on January 13, 1999.
     4.20(2) Certificate of Designation of Rights and Preferences of
             Class A Preferred Stock of the Company filed with the
             Secretary of State of the State of Minnesota on March 4,
             1999, as corrected and filed with the Secretary of State of the State of Minnesota on March 5, 1999.
     4.21(2) Certificate of Designation of Rights and Preferences of
             Class B Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.22(2) Certificate of Designation of Rights and Preferences of
             Class C Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.23(2) Certificate of Designation of Rights and Preferences of
             Class D Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             March 4, 1999.
     4.24(2) Certificate representing 115,206 shares of Class A Preferred
             Stock of the Company issued to MCI WorldCom, Inc. on March
             4, 1999.
     4.25(2) Certificate representing 5,710,425 shares of Class B
             Convertible Preferred Stock of the Company issued to Silicon
             Graphics, Inc. on March 4, 1999.
     4.26(2) Certificate representing 878,527 shares of Class C
             Convertible Preferred Stock of the Company issued to Silicon
             Graphics, Inc. on March 4, 1999.
     4.27(2) Certificate representing 2,196,317 shares of Class D
             Convertible Preferred Stock of the Company issued to MCI
             WorldCom, Inc. on March 4, 1999.
     4.28(2) Stockholders Agreement by and among the Company, Silicon
             Graphics, Inc. and MCI WorldCom, Inc. dated as of March 4,
             1999.
     4.29(2) Class A Preferred Stock Exchange Agreement by and between the Company and MCI WorldCom, Inc., dated as of March 4,
             1999.
     4.30(2) Class D Preferred Stock Conversion Agreement by and between the Company and MCI WorldCom, Inc., dated as of March 4,
             1999.
     4.31(6) Certificate of Designation of Rights and Preferences of
             Class E Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 16, 2000, as corrected and filed with the Secretary of State of the State of Minnesota on March 1 and March 8,
             2000.
     4.32(6) Certificate of Designation of Rights and Preferences of
             Class F Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 11, 2000, as corrected and filed with the Secretary of State of the State of Minnesota on March 1 and March 9,
             2000.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
     4.33(6) Certificate of Designation of Rights and Preferences of
             Class G Convertible Preferred Stock of the Company filed
             with the Secretary of State of the State of Minnesota on
             February 6, 2000.
     4.34(6) Securities Purchase Agreement, dated as of December 31,
             1999, by and between the Company and Winstar Communications,
             Inc.
     4.35(6) Securities Purchase Agreement, dated as March 14, 2000, by and between the Company and Cerebrus Partners, L.P.
     4.36(6) Securities Purchase Agreement, dated February 3, 2000, by and between the Company and Silicon Graphics, Inc.
     4.37(6) Preferred Stock Purchase Agreement, dated as of February 18,
             2000, by and between the Company and the buyers listed on
             Schedule 1.1 thereto.
     4.38(6) Form of Certificate for Shares of Class E Convertible
             Preferred Stock of the Company.
     4.39(6) Form of Certificate for shares of Class F Convertible
             Preferred Stock of the Company.
     4.40(6) Form of Certificate for shares of Class G Convertible
             Preferred Stock of the Company.
     4.41(6) Certificate for 200,000 Warrants to purchase shares of
             Common Stock for the purchase price of $.01 per share issued to MCI WorldCom, Inc. in connection with the 13.25%
             subordinated unsecured convertible Note, dated January 13,
             1999.
    10.1(1)  Credit Agreement among the Company, the Lending Institutions party thereto, as Lenders, and The First National Bank of
             Chicago, as Agent, dated as of September 26, 1997.
    10.2(1)  Ten Percent Convertible Note Purchase Agreement between the
             Company and MCI WorldCom, Inc., dated September 12, 1996
             ($5.0 million Note).
    10.3(1)  Preferred Stock, Subordinated Note and Warrant Purchase
             Agreement between the Company and MCI WorldCom Inc., dated
             November 14, 1996.
    10.4(1)  $28.5 million Seven Percent Subordinated Note, due December
             31, 2003, payable to MCI WorldCom, Inc.
    10.5     Intentionally omitted.
    10.6     Intentionally omitted.
    10.7(1)  Right of Refusal Agreement Among MCI WorldCom Inc., Edward
             Driscoll III and Allen L. Witters, dated December 16, 1996.
    10.8(1)  Guaranty Agreement, dated September 26, 1997, by and between the Company and MCI WorldCom, Inc.
    10.9     Intentionally omitted.
    10.10(1) Sublease, dated September 24, 1997, between the Company and
             1250895 Ontario Limited, relating to the property located at
             6100 110th Street West, Bloomington, Minnesota.
    10.11(1) Service Provision Agreement, dated as of July 18, 1997, by and between the Company and Time Inc.
    10.12(1) Standby Agreement, dated as of July 19, 1997, by and between
             MCI WorldCom, Inc. and Time Inc.
    10.13    Intentionally omitted.
    10.14    Intentionally omitted.
    10.15    Intentionally omitted.
    10.16    Intentionally omitted.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
    10.17(1) Agreement, dated February 11, 1998, between the Company and
             MCI WorldCom, Inc. modifying certain terms of (i) the 10%
             Convertible Subordinated Note, due September 30, 1999, (ii)
             7% Subordinated Note, due December 31, 2003, and (iii) the
             100,000 shares of Series A Preferred Stock, all of which are held by MCI WorldCom, Inc. (incorporated herein by reference to exhibit No. 4.17 to the Company's Registration Statement on Form S-4 (File No. 333-53841) filed with the Securities and Exchange Commission on May 28, 1998).
    10.18(1) 1994 Stock Option Plan.
    10.19(1) Amended and Restated 1994 Stock Option Plan.
    10.20(1) 1998 Combined Stock Option Plan.
    10.21(1) Agreement, dated June 5, 1997, between the Company and MCI
             WorldCom, Inc. regarding data services provided by MCI
             WorldCom, Inc. to the Company.
    10.22(3) Preferred Provider Agreement by and between the Company and
             Silicon Graphics, Inc., dated as of March 4, 1999 (portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed with the
             Securities and Exchange Commission under separate cover).
    10.23(2) Sale and Purchase Agreement by and between Silicon Graphics,
             Inc., on behalf of itself and its wholly-owned subsidiary,
             Cray Research, L.L.C., and the Company, dated as of March 4,
             1999.
    10.24(2) Lease by and between the Company and Silicon Graphics, Inc.
             on behalf of itself and its wholly-owned subsidiary, Cray
             Research, L.L.C., with respect to the Company's corporate
             campus facility located in Eagan, Minnesota, dated as of
             March 4, 1999.
    10.25    Intentionally omitted.
    10.26    Intentionally omitted.
    10.27(4) Loan and Security Agreement, dated July 16, 1999, by and between Foothill Capital Corporation and the Company.
    10.28(5) Purchase and Sale Agreement and Escrow Instructions, dated
             September 30, 1999, between the Company and CCPRE-Eagan,
             LLC.
    10.29(5) Amendment No. 1 to the Purchase and Sale Agreement and
             Escrow Instructions, dated September 30, 1999, between the
             Company and CCPRE-Eagan, LLC.
    10.30(5) Net Lease, dated September 30, 1999 between the Company and
             CCPRE-Eagan, LLC.
    10.31(6) Master Agreement by and between Winstar Wireless, Inc. and the Company, dated December 31, 1999.
    10.32**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Edward J. Driscoll III.
    10.33**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Gary L. Hokkanen.
    10.34**  Employment Agreement, dated as of August 13, 1999, by and between the Company and Terri F. Zimmerman.
    10.35**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Allen L. Witters.
    10.36**  Employment Agreement, dated as of July 6, 1999, by and between the Company and Denice Y. Gibson.
    10.37**  Employment Agreement, dated as of July 1, 1999, by and between the Company and Lisa A. Gray.

EXHIBIT
NUMBER                              EXHIBIT TITLE
-------                             -------------
    23.1*    Consent of Ernst & Young LLP.
    27.1*    Financial Data Schedule.

---------------
(1) Incorporated herein by reference to our Registration Statement on Form S-4 (File No. 333-53841), filed with the SEC on May 28, 1998.

(2) Incorporated herein by reference to our Annual Report on Form 10-K, filed with the SEC on March 31, 1999.

(3) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on May 17, 1999.

(4) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on August 4, 1999.

(5) Incorporated herein by reference to our Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999.

(6) Incorporated herein by reference to our Annual Report on Form 10-K, filed with the SEC on March 15, 2000.

  * Filed herein.

 ** To be filed by amendment.